
AGL

Tel: 612 9921 2999
Fax: 612 9921 2552

AGL
72 Christie Street
St Leonards
NSW 2065

The Australian Gas Light Company
ABN 95 052 167 405

Locked Bag 1837
St Leonards
NSW 2065
www.agl.com.au


06015128

5 July 2006


SEC MAIL PROCESSING
RECEIVED
JUL 10 2006
WASH, D.C. 213 SECTION
SUPPL

BY COURIER

Attention: Mr Michael Coco
Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
450 Fifth Street NW
WASHINGTON DC 20549
(Contact Tel: 202.628.4222)

SUPPL

Dear Sir

THE AUSTRALIAN GAS LIGHT COMPANY
12g3-2(b) INFORMATION
FILE NO. 82-4797

I enclose information which The Australian Gas Light Company is required to furnish to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments, please call the undersigned on +61 2 9921 2349.

Yours faithfully

Jane McAloon
Group Manager Corporate & External Services
& Company Secretary


PROCESSED
JUL 14 2006
THOMSON
FINANCIAL

Encl.

Issues Raised and Reported to the ASX

Period 1 June 2006 to 30 June 2006 (inclusive)

Date	Name of Document
1 June 2006	Merger Implementation Agreement (MIA) discussions
1 June 2006	AGL and Alinta announce MIA
2 June 2006	Notice of initial substantial holder
2 June 2006	Annexure B Substanial Shareholder Notice MIA
5 June 2006	Notice of Extension of Offer Period
16 June 2006	Public Version of AGL Undertaking to ACCC
21 June 2006	AGL acquires Qld coal seam gas assets
22 June 2006	Merger Update
27 June 2006	Becoming a substantial holder for ALN
28 June 2006	CEO Presentation to UBS Utilities Conference


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 01/06/2006

TIME: 11:00:02

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9921-2552

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

MIA Discussions to be completed today

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.


AGL


Alinta

media release

June 1, 2006

MIA discussions to be completed today

The Australian Gas Light Company (AGL) and Alinta Limited today said that the Merger Implementation Agreement (MIA) discussions to merge AGL's and Alinta's infrastructure businesses are to be completed this morning. Further advice will be provided to the market.

For more information

For AGL:
Media
Contact: Jane Counsel, Media Relations Manager
Direct: + 61 2 9921 2352
Mobile: + 61 (0) 416 275 273
email: jcounsel@agl.com.au

Sue Cato, Cato Counsel
Direct: + 61 (0) 419 282 319

Investors
Contact: Graeme Thompson, Head of Investor Relations
Direct: + 61 2 9921 2789
Mobile: + 61 (0) 412 020 711
email: gthompson@agl.com.au

For ALN:
Media
Contact: Tony Robertson, Group Manager External Affairs
Direct: 08 9486 3014
Mobile: 0419 867 230

Jim Kelly, Third Person
02 8298 6100
0412 549 083

Investors
Contact: Shaun Duffy, Manager Investor Relations
Direct: 08 9486 3229
Mobile: 0404 094 384


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 01/06/2006

TIME: 12:29:34

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9921-2552

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

AGL and Alinta announce MIA

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.


AGL


Alinta

media release

June 1, 2006

AGL and Alinta announce MIA

The Australian Gas Light Company (AGL) and Alinta Limited (Alinta) today signed the Merger Implementation Agreement (MIA) reached between the parties. The MIA formalises the binding Heads of Agreement signed on April 26, 2006 agreeing to merge AGL's and Alinta's respective infrastructure businesses.

AGL and Alinta have entered into this MIA to record and document the binding terms and conditions upon which they propose in good faith to proceed to implement the transaction announced in April. At the completion of this transaction:

- AGL's energy business will be wholly owned by existing AGL Shareholders. The business will include AGL's current assets and an initial 33 per cent interest (with an option to move to 100 per cent over 5 years) in Alinta's Western Australia retail and cogeneration business.
- The enlarged Alinta will be 54 per cent owned by Alinta's current Shareholders and 46 per cent owned by current AGL Shareholders. In addition to its existing infrastructure assets, the expanded Alinta will own AGL's infrastructure assets and asset management business (Agility).

Next Steps

Full details of the MIA will be released to the Australian Stock Exchange shortly. AGL and Alinta will now focus on preparing and executing all documents necessary to enable the facilitation of the AGL Scheme of Arrangement and Alinta Scheme of Arrangement Shareholder meetings and Court approvals as well as the execution of supporting legal documentation.

Further advice and relevant documentation will be provided to all Shareholders in due course. It is anticipated that both AGL and Alinta Shareholder meetings required to implement the respective Schemes of Arrangement will be held in early to mid September, with the required Court approvals to follow in early October 2006.

In the meantime, the Boards of both AGL and Alinta once again advise their Shareholders to **take no action** in respect of the Bidder's Statement they have received. AGL and Alinta Shareholders will receive further advice and documentation from their respective Boards.

For information
For AGL:
Media
Contact: Jane Counsel, Media Relations Manager
Direct: + 61 2 9921 2352
Mobile: + 61 (0) 416 275 273
email: jcounsel@agl.com.au

Sue Cato, Cato Counsel
Direct: + 61 (0) 419 282 319

Investors
Contact: Graeme Thompson, Head of Investor Relations
Direct: + 61 2 9921 2789
Mobile: + 61 (0) 412 020 711
email: gthompson@agl.com.au

For ALN:
Media
Contact: Tony Robertson, Group Manager External Affairs
Direct: 08 9486 3014
Mobile: 0419 867 230

Jim Kelly, Third Person
02 8298 6100
0412 549 083

Investors
Contact: Shaun Duffy, Manager Investor Relations
Direct: 08 9486 3229
Mobile: 0404 094 384

Appendix One: The Transaction Process

Step One – Formation of Merge Co to own combined AGL and Alinta assets


AGL shareholders
Alinta shareholders
100% converting shares*
c. 46%Ord shares
Merge Co Group
c. 54% Ord shares
AGL
Alinta
AGL Energy
19.9%
AlintaAGL

* The spin-out of AGL Energy to AGL Shareholders in Step Two below will be achieved by conversion of the Merge Co Converting Shares into AGL Energy Shares.

Step Two: Spin out of AGL Energy and creation of Alinta from Merge Co


AGL shareholders
Alinta shareholders
c. 46%
c. 54%
Merge Co
100%
$1.6bn Debt
AGL Energy
AGL
$3.1bn Debt
Alinta
AGL Infrastructure assets
67%
33%
AlintaAGL
PNG pipeline
AGL energy assets
Energy Sales
Co-generation

Appendix Two: Explanation of transaction steps

1. Neither AGL or Alinta will undertake a takeover of each other, instead a Merge Co will be jointly formed. Merge Co will acquire both AGL and Alinta through interdependent transfer Schemes of Arrangement to be voted on by AGL and Alinta Shareholders

2. Internal reorganisaton of assets then occurs within Merge Co so that AGL's energy business becomes a 33 per cent owner of AlintaAGL retail and cogeneration assets. Merge Co will then be renamed Alinta.

3. AGL Energy is then spun out to AGL Shareholders. The infrastructure assets left behind in Merge Co become the new enlarged Alinta

Exchange Ratio

AGL Shareholders
AGL Shareholders (other than Alinta) will receive approximately 0.63 Ordinary Shares in the new Alinta and 1 AGL Energy Share for each AGL Share they hold at the Record Date.

Alinta Shareholders
Alinta Shareholders will receive 1 Ordinary Share in the new Alinta for each Alinta Share they hold at the Record Date.


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 02/06/2006

TIME: 09:20:49

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9921-2552

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Becoming a substantial holder

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Form 603

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To Company Name/Scheme The Australian Gas Light Company

ACN/ARSN 052 167 405

1. Details of substantial holder (1)

Name The Australian Gas Light Company (**AGL**)

ACN/ARSN (if applicable) 052 167 405

This notice is given by AGL on behalf of itself and each of its controlled bodies corporate (**AGL Subsidiaries**) named in Annexure A to this notice.

The holder became a substantial holder on 1 June 2006

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities (4)	Number of securities	Person's votes (5)	Voting power (6)
Ordinary Shares in AGL (**Ordinary Shares**)	90,904,997	90,904,997	19.939%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest (7)	Class and number of securities
AGL Energy Limited (**AGL Energy**)	Relevant interest under 608(1)(c) of the Corporations Act because under the Merger Implementation Agreement between Alinta Mergeco Limited, AGL, Alinta Limited and AGL Energy dated 1 June 2006 (copy attached as Annexure B to this notice) AGL Energy controls the exercise of Alinta Group Holdings Pty Limited's (**Alinta GH**) power to dispose of the Ordinary Shares that Alinta GH beneficially owns	90,904,997 Ordinary Shares
AGL	Taken under section 608(3) of the Corporations Act to have a relevant interest by reason of having control of AGL Energy	90,904,997 Ordinary Shares

(3) See the definition of 'relevant interest' in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The total number of votes attached to all the voting shares in the company or voting interests in the scheme (if any) that the person or an associate has a relevant interest in.

(6) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(7) Include details of:

(a) any relevant agreement or other circumstances by which the relevant interest was acquired. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of 'relevant agreement' in section 9 of the Corporations Act 2001.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write 'unknown'.

(9) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

AGL Power Generation (QLD) Pty Limited	ABN 85 119 438 756
AGL Power Generation (SA) Pty Limited	ABN 68 086 013 523
AGL Power Generation (Victoria) Pty Limited	ABN 45 086 586 192
AGL Retail Energy Limited	ABN 21 074 839 464
AGL Sales Pty Limited	ABN 88 090 538 337
AGL Service Businesses Pty Limited	ABN 59 090 855 306
AGL (SHL) Pty Limited	ABN 39 116 830 285
AGL South Australia Pty Limited	ABN 49 091 105 092
AGL Southern Hydro Holdings Pty Limited	ABN 78 104 646 424
AGL Southern Hydro Investments Pty Ltd	ABN 98 104 071 829
AGL Southern Hydro Pty Limited	ABN 89 088 976 327
AGL Southern Hydro (NSW) Pty Limited	ABN 73 056 452 601
AGL Superannuation & Benefits Pty. Ltd.	ABN 54 064 796 854
AGL Technology Commerce Pty. Limited	ABN 55 092 740 531
AGL TransACT Pty Limited	ABN 43 092 731 130
AGL Utility Services Pty Limited	ABN 72 081 834 826
AGL Wholesale Gas Limited	ABN 26 072 948 504
AGL Wholesale Gas (SA) Pty Limited	ABN 13 094 384 291
Crofton Investments Pty. Ltd.	ABN 60 010 813 939
Dingo Blue Pty Ltd	ABN 26 086 565 862
Dingo Blue Services Pty Ltd	ABN 43 086 565 997
Dollar Wind Farm Pty Limited	ABN 56 107 251 285
Dual Fuel Systems Pty. Limited	ABN 58 001 499 314
EdgeCap Pty Limited	ABN 11 091 369 014
Essential Energy Services Pty Ltd	ABN 58 090 072 889
Goodacre Development Pty. Limited	ABN 67 008 412 262
H C Extractions Pty Limited	ABN 70 002 945 655
International Oil Proprietary Ltd.	ABN 95 050 410 056
Macarthur Wind Farm Pty Ltd	ABN 19 106 134 507
Navham Pty. Limited	ABN 62 003 738 172
Porta-Gas Pty. Limited	ABN 94 008 400 217
Radius Operations Pty Limited	ABN 82 095 545 752
The North Shore Gas Company Pty Limited	ABN 13 000 000 957
Victorian Energy Pty Limited	ABN 97 069 892 379
Wattle Point Wind Farm Pty Ltd	ABN 34 101 023 447

Company Name	**Company Number/Registered In**
AGL Chile Operations S.A.	N/A (Chile)
AGL International	76753 (Cayman Islands)
AGL NZ Energy Limited	WN/950607 (New Zealand)
AGL NZ Holdings Limited	AK/1006208 (New Zealand)
AGL NZ Limited	AK/561051 (New Zealand)
AGL NZ Management Limited	AK/561053 (New Zealand)
Empresa de Gas de la V Regiön S.A. (GasValpo)	N/A (Chile)
Inversiones AGL Chile Limitada	N/A (Chile)
Tauranga Civic Holdings Limited	HN/564670 (New Zealand)


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 02/06/2006

TIME: 09:33:30

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9921-2552

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Annexure B Substantial Shareholder Notice MIA

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.



"Mark Komadina" <MKomadina@gtlaw.com.au>

01/06/2006 03:59 PM

To: "Jane McAloon" <JMcAloon@agl.com.au>, "Libby Joyner" <LJoyner@agl.com.au>, "Bruce Miller" <BMiller@agl.com.au>
cc: "Gary Lawler" <glawler@gtlaw.com.au>, "Philip Breden" <pbreden@gtlaw.com.au>, "Stephen Pardy" <spardy@gtlaw.com.au>
Subject: Notice of Initial Substantial Holder - to be lodged tomorrow

Jane

Please see attached draft Notice of Initial Substantial Holder which needs to be signed by you and lodged with ASX by 9.30am tomorrow morning (Friday), together with the attached Annexure A (being a list of AGL's subsidiaries) and Annexure B (being a signed copy of the MIA). Note that the front page of both Annexures also need to be signed by you.

This Notice is required because the standstill clause in the MIA (clause 23) gives AGL a "relevant interest" in the 19.939% shareholding that Alinta has in AGL.

Please note that we have prepared Annexure A based on the contents page of the "blue book" which Bruce Miller provided us. We have not included any companies in which AGL's ownership (as set out in the structure diagram in the blue book) is 50% or less. Please let us know if any of these companies should be included in Annexure A as subsidiaries.

Please phone me should you have any queries.

Kind regards
Mark

This electronic mail is solely for the use of the addressee and may contain information which is confidential or privileged. If you receive this electronic mail in error, please delete it from your system immediately and notify the sender by electronic mail or by using any of the media noted below. Any opinion expressed in this email is not represented as the opinion of Gilbert + Tobin unless that is stated or apparent from its terms.

Mark Komadina
Lawyer

GILBERT + TOBIN
GPO Box 3810
SYDNEY NSW
2001
AUSTRALIA

Phone: +61 2 9263 4136
Facsimile: +612 9263 4111
Email: mkomadina@gtlaw.com.au
Website: http://www.gtlaw.com.au

Liability limited by a scheme approved under Professional Standards Legislation.



1054466_1_ASIC Form 603. Notice of initial substantial hol 1054495_1_Annexure A to Form 603.[



1054593_1_Annexure B (copy of Signed MIA)

This is Annexure B of 81 pages referred to in Form 603, Notice of Initial Substantial Holder, and is a true copy of the Merger Implementation Agreement as referred to in that Notice.


GILBERT
TOBIN

LAWYERS

Dated 2 June 2006

Signed

Name Jane McAloon
Company Secretary
The Australian Gas Light Company

Merger Implementation Agreement

Alinta Mergeco Limited
The Australian Gas Light Company
Alinta Limited
AGL Energy Limited

Gilbert + Tobin

2 Park Street
Sydney NSW 2000
Australia

GPO Box 3810
Sydney NSW 2001

T +61 2 9263 4000
F +61 2 9263 4111

DX 10348 SSE

www.gtlaw.com.au

Contents

Date: 1 June 2006

Parties

1 **Alinta Mergeco Limited ACN 119 985 590** of level 7, 1 William Street, Perth, Western Australia, 6000 (**Merge Co**)

2 **The Australian Gas Light Company ABN 95 052 167 405** of 72 Christie Street, St Leonards, New South Wales 2065 (**AGL**)

3 **Alinta Limited ABN 40 087 857 001** of Level 7, 1 William Street, Perth, Western Australia, 6000 (**Alinta**)

4 **AGL Energy Limited ACN 115 061 375** of 72 Christie Street, St Leonards, New South Wales 2065 (**AGL Energy**)

Background

A AGL and Alinta entered into the HOA for the purpose of recording their agreement to implement the Transaction.

B Merge Co, AGL and Alinta have entered into this agreement to record in a fuller and more precise way the terms and conditions upon which they propose in good faith to implement the Transaction.

The parties agree

1 Defined terms and interpretation

1.1 Definitions in the Dictionary

A term or expression starting with a capital letter:

(a) which is defined in the Dictionary in Schedule 1 (**Dictionary**), has the meaning given to it in the Dictionary;

(b) which is defined in the Corporations Act, but is not defined in the Dictionary, has the meaning given to it in the Corporations Act; and

(c) which is defined in the GST Law, but is not defined in the Dictionary or the Corporations Act, has the meaning given to it in the GST Law.

1.2 Interpretation

The interpretation clause in Schedule 1 (**Dictionary**) sets out rules of interpretation for this deed.

2 Agreement to propose Schemes

2.1 AGL Scheme

(a) AGL agrees to propose the AGL Scheme upon and subject to the terms and conditions of this agreement, the Transaction Implementation Deed and the AGL Scheme of Arrangement.

(b) AGL agrees with Merge Co and Alinta to perform its obligations under the AGL Scheme upon and subject to the terms and conditions of this agreement, the Transaction Implementation Deed and the AGL Scheme of Arrangement.

2.2 Alinta Scheme

(a) Alinta agrees to propose the Alinta Scheme upon and subject to the terms and conditions of this agreement, the Transaction Implementation Deed and the Alinta Scheme of Arrangement.

(b) Alinta agrees with Merge Co and AGL to perform its obligations under the Alinta Scheme upon and subject to the terms and conditions of this agreement, the Transaction Implementation Deed and the Alinta Scheme of Arrangement.

2.3 Merge Co obligations

Merge Co agrees with AGL and Alinta to perform its obligations under the AGL Scheme and Alinta Scheme upon and subject to the terms and conditions of this agreement, the AGL Scheme of Arrangement, the Alinta Scheme of Arrangement and the Transaction Implementation Deed.

3 Conditions precedent

3.1 Conditions precedent for AGL Scheme

The obligations of AGL and Merge Co to implement the AGL Scheme are subject to the satisfaction of each of the following conditions precedent (which are subject to clause 3.3) to the extent and in the manner set out in clauses 3.5 and 3.6:

(a) **Schemes Effective**: That the AGL Scheme and the Alinta Scheme become Effective by the Sunset Date.

(b) **Orders and injunctions**: That no temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other statutory legal restraint or prohibition preventing the consummation of the AGL Scheme or the Alinta Scheme is in effect at 8.00 a.m. on the Second Court Date.

(c) **ATO Class Ruling**: That by 8.00 a.m. on the Second Court Date, a class ruling (or class rulings) is published by the ATO confirming that capital gains tax rollover relief will be available for eligible AGL Shareholders in relation to the AGL Scheme and confirming that the buy-back of the Merge Co Converting Shares and issue of AGL Energy Shares will be a conversion of convertible interests for the purpose of sub-division 130-C of the *Income Tax Assessment Act 1997* and that the buy-back will not give rise to a dividend for taxation purposes to AGL Shareholders.

(d) **No regulatory intervention**: That between the date of this agreement and 8.00 a.m. on the Second Court Date, no Regulatory Authority has issued an order, decree or ruling permanently enjoining, restraining or otherwise prohibiting Merge Co or Alinta from acquiring an ownership interest in, or the assets owned by, AGL at the time from which the AGL Scheme is implemented including, the AGL Infrastructure Assets, and that such order, decree, ruling, other action or refusal has become final and non-appealable.

(e) **No breach or termination**: That between the date of this agreement and 8.00 a.m. on the Second Court Date, there has been no material breach or termination of this agreement.

(f) **AGL Infrastructure Material Adverse Change**: That between 26 April 2006 and 8.00 a.m. on the Second Court Date, there has been no AGL Infrastructure Material Adverse Change.

(g) **No material acquisitions or Disposals**: That except for any AGL Approved Matter, none of the following events occurs or has occurred during the period from 26 April 2006 to 8.00 a.m. on the Second Court Date in relation to the AGL Infrastructure Businesses without Alinta's prior written consent (such consent not to be unreasonably withheld or delayed):

(i) AGL or any Subsidiary of AGL acquires, makes an irrevocable offer to acquire or agrees to acquire, comes under an obligation to acquire or makes an announcement in relation to the acquisition of any companies, businesses or assets (or an interest in one or more companies, businesses or assets) which would be likely to result in the dividend per share forecast in respect of the AGL Infrastructure Businesses for the year ending 30 June 2007 being reduced below the dividend per share forecast for the AGL Infrastructure Businesses for the year ending 30 June 2007 appearing in the AGL Target Statement;

(ii) except where ancillary to a transaction which is permitted under paragraph (i), AGL or any Subsidiary of AGL Disposes of, makes an irrevocable offer to Dispose of, agrees to Dispose of, or comes under an obligation to Dispose of one or more companies, businesses or assets (or an interest in one or more companies, businesses or assets), for an amount, or whose book value (as recorded in AGL's balance sheet as at 31 December 2005) is in aggregate, greater than $45 million or makes an announcement in relation to any such Disposal;

(iii) except where ancillary to a transaction which is permitted under paragraph (i), AGL or any Subsidiary of AGL:

(A) enters into, makes an irrevocable offer to enter into or announces that it proposes to enter into; or

(B) varies or terminates or announces that it proposes to vary or terminate,

any joint venture, partnership or other similar arrangement, involving a commitment of the AGL Group, in aggregate, greater than $45 million;

(iv) except where ancillary to a transaction which is permitted under paragraph (i), AGL or any Subsidiary of AGL:

(A) enters into, offers to enter into or announces that it proposes to enter into; or

(B) varies or terminates or announces that it proposes to vary or terminate,

any agreements or arrangements (other than agreements or arrangements that relate to construction projects that are either in existence or under negotiation at the date of this agreement) which are or would be, taken together, material in the context of the AGL Infrastructure Businesses (which includes agreements or arrangements the termination or variation of which together are likely to result in the diminution of the value of the AGL Infrastructure Businesses by more than $45 million),

and during that period the businesses of the AGL Infrastructure Businesses are otherwise carried on in accordance with clause 17.

For the avoidance of doubt, this clause 3.1(g) only applies to an event in relation to the AGL Infrastructure Business and does not apply to or regulate any event in relation to the AGL Energy Business.

(h) **Consent of third parties**: That by 8.00 a.m. on the Second Court Date, every person who has or will have a right or rights (whether subject to conditions or not) under any agreement or arrangement:

(i) which agreement or arrangement is material in the context of the AGL Infrastructure Business or AGL Energy Business;

(ii) to which AGL, any controlled entity of AGL is a party; and

(iii) which results, or could result, in any such agreement or arrangement being terminated or varied or any action being taken or arising thereunder as a result of the implementation of the Transaction,

(together, **AGL Third Party Consents**),

provides to AGL or any controlled entity of AGL (as the case may be) their consent to the change in control which will occur if the Transaction is implemented, any consent which is required to implement the Transaction or an enforceable, irrevocable and unconditional waiver or release in writing of such right or rights and AGL provides a copy of that waiver or release to Alinta.

(i) **Prescribed Occurrence**: That there has been no AGL Prescribed Occurrence between the date of this agreement and 8:00 a.m. on the Second Court Date other than as required or contemplated by this agreement or other Transaction Documents.

(j) **Alinta representations and warranties**: That the representations and warranties of Alinta set out in this agreement that are qualified as to materiality are true and correct, and the representations and warranties of Alinta set out in this agreement that are not so qualified are true and correct in all material respects, in each case as of the date of this agreement and as of 8.00 a.m. on the Second Court Date as though made on and as of that time except to the extent any such representation or warranty expressly relates to an earlier date (in which case as of such date) and a certificate confirming compliance with this paragraph and that Alinta has complied with its obligations under clause 18 and is not aware of any breach of clause 3.2(g) as at 8.00 a.m. on the Second Court Date is provided by Alinta to AGL by 9.00 a.m. on the Second Court Date.

(k) **AGL representations and warranties**: That the representations and warranties of AGL and AGL Energy set out in this agreement that are qualified as to materiality are true and correct, and the representations and warranties of AGL and AGL Energy set out in this agreement that are not so qualified are true and correct in all material respects, in each case as of the date of this agreement and as of 8.00 a.m. on the Second Court Date as though made on and as of that time, except to the extent that any such representation or warranty expressly relates to an earlier date (in which case as of such date) and a certificate confirming compliance with this paragraph and that AGL has complied with its obligations under clause 17 and is not aware of any breach of clause 3.1(g) as at 8.00 a.m. on the Second Court Date is provided by AGL and AGL Energy to Alinta by 9.00 a.m on the Second Court Date.

(l) **Merge Co representations and warranties**: That the representations and warranties of Merge Co set out in this agreement that are qualified as to materiality are true and correct, and the representations and warranties of Merge Co set out in this agreement that are not so qualified are true and correct in all material respects, in each case as of the date of this agreement and as of 8.00 a.m. on the Second Court Date as though made on and as of that time, except to the extent that any such representation or warranty expressly relates to an earlier date (in which case as of such date) and certificates confirming compliance with this paragraph as at 8.00 a.m. on the Second Court Date is provided by Merge Co to Alinta and AGL by 9.00 a.m. on the Second Court Date.

(m) **Directors' recommendation**: That between the date of this agreement and the date of the AGL Scheme Meetings, a majority of the AGL Directors do not change or withdraw their recommendation to AGL Shareholders to vote in favour of the AGL Scheme.

(n) **ASX – AGL Energy**: That ASX approves the admission of AGL Energy to the official list of ASX, and grants permission for official quotation of the AGL Energy Shares on ASX (initially on a deferred settlement basis), subject only to the AGL Scheme becoming effective and to such other conditions (including the provision of information required by ASX and other customary pre-quotation conditions) that are acceptable to AGL and AGL Energy.

(o) **ASX – Merge Co**: That ASX approves the admission of Merge Co to the official list of ASX, and grants permission for official quotation of the Merge Co Ordinary Shares on ASX (initially on a deferred settlement basis), subject only to the AGL Scheme and Alinta Scheme becoming effective and to such other conditions (including the provision of information required by ASX and other customary pre-quotation conditions) that are acceptable to AGL, Alinta and Merge Co.

3.2 Conditions precedent for Alinta Scheme

The obligations of Alinta and Merge Co to implement the Alinta Scheme are subject to the satisfaction of each of the following conditions precedent (which are subject to clause 3.4) to the extent and in the manner set out in clauses 3.5 and 3.6:

(a) **Schemes Effective**: That the AGL Scheme and the Alinta Scheme become Effective by the Sunset Date.

(b) **Orders and injunctions**: That no temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other statutory legal restraint or prohibition preventing the consummation of the AGL Scheme or the Alinta Scheme is in effect at 8.00 a.m. on the Second Court Date.

(c) **ATO Class Ruling**: That by 8.00 a.m. on the Second Court Date, a class ruling (or class rulings) is published by the ATO confirming that capital gains tax rollover relief will be available for eligible Alinta Shareholders in relation to the Alinta Scheme.

(d) **No regulatory intervention**: That between the date of this agreement and 8.00 a.m. on the Second Court Date, no Regulatory Authority has issued an order, decree or ruling permanently enjoining, restraining or otherwise prohibiting Merge Co or Alinta from acquiring an ownership interest in, or the assets owned by, AGL at the time that the Alinta Scheme is implemented including, the AGL Infrastructure Assets, and such order, decree, ruling, other action or refusal has become final and non-appealable.

(e) **No breach or termination**: That between the date of this agreement and 8.00 a.m. on the Second Court Date, there has been no material breach or termination of this agreement.

(f) **Alinta Material Adverse Change**: That between 26 April 2006 and 8.00 a.m. on the Second Court Date, there has been no Alinta Material Adverse Change.

(g) **No material acquisitions or Disposals**: That except for any Alinta Approved Matter, none of the following events occurs or has occurred during the period from 26 April 2006 to 8.00 a.m. on the Second Court Date in relation to the Alinta Businesses without AGL's prior written consent (such consent not to be unreasonably withheld or delayed):

(i) Alinta or any Subsidiary of Alinta acquires, makes an irrevocable offer to acquire or agrees to acquire, comes under an obligation to acquire or makes an announcement in relation to the acquisition of any companies, businesses or assets (or an interest in one or more companies, businesses or assets) which would be likely to result in the dividend per share forecast in respect of the Alinta Infrastructure Businesses for the year ending 31 December 2007 being reduced below the dividend per share forecast for the Alinta Infrastructure Businesses for the year ended 31 December 2007 appearing in the Alinta's Bidder's Statement;

(ii) except where ancillary to a transaction which is permitted under paragraph (i), Alinta or any Subsidiary of Alinta Disposes of, offers to Dispose of, agrees to Dispose of, or comes under an obligation to Dispose of one or more companies, businesses or assets (or an interest in one or more companies, businesses or assets), for an amount, or whose book value (as recorded in Alinta's balance sheet as at 31 December 2005) is in aggregate, greater than $45 million or makes an announcement in relation to any such Disposal;

(iii) except where ancillary to a transaction which is permitted under paragraph (i), Alinta or any Subsidiary of Alinta:

(A) enters into, makes an irrevocable offer to enter into or announces that it proposes to enter into; or

(B) varies or terminates or announces that it proposes to vary or terminate,

any joint venture, partnership or other similar arrangement, involving a commitment of the Alinta Group, in aggregate, greater than $45 million;

(iv) except where ancillary to a transaction which is permitted under paragraph (i), Alinta or any Subsidiary of Alinta:

(A) enters into, offers to enter into or announces that it proposes to enter into; or

(B) varies or terminates or announces that it proposes to vary or terminate,

any agreements or arrangements (other than agreements or arrangements that relate to construction projects that are either in existence or under negotiation at the date of this agreement) which are or would be, taken together, material in the context of the Alinta Businesses (which includes agreements or arrangements the termination or variation of which together

are likely to result in the diminution of the value of the Alinta Businesses by more than $45 million,

and during that period the businesses of the Alinta Businesses are otherwise carried on in accordance with clause 18.

(h) **Consent of third parties**: That by 8.00 a.m. on the Second Court Date, every person who has or will have a right or rights (whether subject to conditions or not) under any agreement or arrangement:

(i) which agreement or arrangement is material in the context of the Alinta Businesses;

(ii) to which Alinta or any controlled entity of Alinta is a party; and

(iii) which results, or could result, in any such agreement or arrangement being terminated or varied or any action being taken or arising thereunder as a result of the implementation of the Transaction,

(together, **Alinta Third Party Consents**),

provides to Alinta or any controlled entity of Alinta (as the case may be) their consent to the change in control which will occur if the Transaction is implemented, any consent which is required to implement the Transaction or an enforceable, irrevocable and unconditional waiver or release in writing of such right or rights to Alinta and Alinta provides a copy of that waiver or release to AGL.

(i) **Prescribed Occurrence**: That there has been no Alinta Prescribed Occurrence between the date of this agreement and 8:00 a.m. on the Second Court Date other than as required or contemplated by this agreement or other Transaction Documents.

(j) **AGL representations and warranties**: That the representations and warranties of AGL and AGL Energy set out in this agreement that are qualified as to materiality are true and correct, and the representations and warranties of AGL and AGL Energy set out in this agreement that are not so qualified are true and correct in all material respects, in each case as of the date of this agreement and as of 8.00 a.m. on the Second Court Date as though made on and as of that time except to the extent any such representation or warranty expressly relates to an earlier date (in which case as of such date) and a certificate confirming compliance with this paragraph and that AGL has complied with its obligations under clause 17 and is not aware of any breach of clause 3.1(g) as at 8.00 a.m. on the Second Court Date is provided by AGL and AGL Energy to Alinta by 9.00 a.m on the Second Court Date.

(k) **Alinta representations and warranties**: That the representations and warranties of Alinta set out in this agreement that are qualified as to materiality are true and correct, and the representations and warranties of Alinta set out in this agreement that are not so qualified are true and correct in all material respects, in each case as of the date of this agreement and as of 8.00 a.m. on the Second Court Date as though made on and as of that time, except to the extent that any such representation or warranty expressly relates to an earlier date (in which case as of such date) and a certificate confirming compliance with this paragraph and that Alinta has complied with its obligations under clause 18 and is not aware of any breach of clause 3.2(g) as at 8.00 a.m. on the Second Court Date is provided by Alinta to AGL by 9.00 a.m. on the Second Court Date.

(l) **Merge Co representations and warranties**: That the representations and warranties of Merge Co set out in this agreement that are qualified as to materiality

are true and correct, and the representations and warranties of Merge Co set out in this agreement that are not so qualified are true and correct in all material respects, in each case as of the date of this agreement and as of 8.00 a.m. on the Second Court Date as though made on and as of that time, except to the extent that any such representation or warranty expressly relates to an earlier date (in which case as of such date) and a certificate confirming compliance with this paragraph as at 8.00 a.m. on the Second Court Date is provided by Merge Co to Alinta and AGL by 9.00 a.m. on the Second Court Date.

(m) **Directors' recommendation**: That between the date of this agreement and the date of the Alinta Scheme Meetings, a majority of the Alinta Directors do not change or withdraw their recommendation to Alinta Shareholders to vote in favour of the Alinta Scheme.

(n) **ASX – Merge Co**: That ASX approves the admission of Merge Co to the official list of ASX, and grants permission for official quotation of the Merge Co Ordinary Shares on ASX (initially on a deferred settlement basis), subject only to the AGL Scheme and Alinta Scheme becoming effective and to such other conditions (including the provision of information required by ASX and other customary pre-quotation conditions) that are acceptable to AGL, Alinta and Merge Co.

3.3 Qualifications to conditions precedent to AGL Scheme

No act or proposed act by the AGL Group or any event, matter or circumstance which is:

(a) required or permitted under the terms of a Transaction Document (other than for the conditions in clause 3.1(h)); or

(b) an AGL Agreed Matter;

will result in a breach or failure to satisfy a condition precedent in clause 3.1. The financial consequences of any such act or proposed act are to be disregarded for the purposes of determining whether the thresholds in clause 3.1 have been breached.

3.4 Qualifications to conditions precedent to Alinta Scheme

No act or proposed act by the Alinta Group or any event, matter or circumstance which is:

(a) required or permitted under the terms of a Transaction Document (other than for the conditions in clause 3.2(h)); or

(b) an Alinta Agreed Matter;

will result in a breach or failure to satisfy a condition precedent in clause 3.2. The financial consequences of any such act or proposed act are to be disregarded for the purposes of determining whether the thresholds in clause 3.2 have been breached.

3.5 Inter-conditionality of Schemes

The parties acknowledge and agree that:

(a) the AGL Scheme will be subject to and conditional upon the Alinta Scheme becoming Effective; and

(b) the Alinta Scheme will be subject to and conditional upon the AGL Scheme becoming Effective.

3.6 Obligations affected by conditions precedent

(a) **Obligations of AGL and Alinta to Merge Co**: The obligations of AGL to Merge Co under clause 5 and the obligations of Alinta to Merge Co under clause 6, respectively, are subject to the satisfaction, or waiver in accordance with this agreement, of:

(i) each of the conditions precedent in clause 3.1 that are, pursuant to clauses 3.7 and 3.8, for AGL's benefit (either alone or together with Alinta and/or Merge Co); and

(ii) each of the conditions precedent in clause 3.2 that are, pursuant to clauses 3.7 and 3.8, for the benefit of Alinta (either alone or together with AGL and/or Merge Co).

(b) **Obligations of Merge Co to AGL and Alinta**: The obligations of Merge Co to AGL under clause 5 and the obligations of Merge Co to Alinta under clause 6 are subject to satisfaction of each of the conditions precedent in clauses 3.1 and 3.2 that are, pursuant to clauses 3.7 and 3.8, for Merge Co's benefit (either alone or together with AGL and/or Alinta).

3.7 Benefit of certain conditions precedent – AGL Scheme

(a) **AGL's benefit**: AGL alone has the benefit of the conditions precedent in:

(i) clause 3.1(j); and

(ii) clause 3.1(h) to the extent that the relevant agreement or arrangement relates to the AGL Energy Business,

and any breach or non-fulfilment of any such conditions may be relied upon only by AGL which may at any time and from time to time in its sole and absolute discretion waive the breach or non-fulfilment.

(b) **Alinta's benefit**: Alinta alone has the benefit of the conditions precedent in clauses 3.1(f), (g), (i), (k) and (m) and any breach or non-fulfilment of such conditions may be relied upon only by Alinta which may at any time and from time to time in its sole and absolute discretion waive the breach or non-fulfilment.

(c) **AGL and Alinta's benefit**: AGL and Alinta together have the benefit of the conditions precedent in clauses 3.1(a), (b), (c), (d), (e), (h) (to the extent that the relevant agreement or arrangement relates to the AGL Infrastructure Business), (l) and (n) and any breach or non-fulfilment of these conditions may only be waived with the written consent of AGL and Alinta, except that in the case of the condition precedent in clause 3.1(e), any breach or non-fulfilment of this condition may only be waived with the written consent of the party who is not in breach of this agreement.

(d) **AGL, Alinta and Merge Co's benefit:** AGL, Alinta and Merge Co have the benefit of the condition precedent in clause 3.1(o) and any breach or non-fulfilment of this condition may only be waived with the written consent of AGL, Alinta and Merge Co.

(e) **Regulatory Deed:** Notwithstanding the previous paragraphs of this clause 3.7, each party agrees that it waives its right to rely upon any event, matter or circumstances as constituting a breach or non-fulfilment of clauses 3.1(b) or 3.1(d) where the performance of the Regulatory Deed remedies the breach or non-fulfilment of clauses 3.1(b) or 3.1(d).

3.8 Benefit of certain conditions precedent – Alinta Scheme

(a) **AGL's benefit**: AGL alone has the benefit of the conditions precedent in clauses 3.2(f), (g), (i), (k) and (m) and any breach or non-fulfilment of any such conditions may be relied upon only by AGL which may at any time and from time to time in its sole and absolute discretion waive the breach or non-fulfilment.

(b) **Alinta's benefit**: Alinta alone has the benefit of the condition precedent in clause 3.2(j) and any breach or non-fulfilment of any such conditions may be relied upon only by Alinta which may at any time and from time to time in its sole and absolute discretion waive the breach or non-fulfilment.

(c) **AGL and Alinta's benefit**: AGL and Alinta together have the benefit of the conditions precedent in clauses 3.2(a), (b), (c), (d), (e), (h) and (l) and any breach or non-fulfilment of these conditions may only be waived with the written consent of AGL and Alinta, except that in the case of the condition precedent in clause 3.2(e), any breach or non-fulfilment of this condition may only be waived with the written consent of the party who is not in breach of this agreement.

(d) **AGL, Alinta and Merge Co's benefit:** AGL, Alinta and Merge Co have the benefit of the condition precedent in clause 3.2(n) and any breach or non-fulfilment of this condition may only be waived with the written consent of AGL, Alinta and Merge Co.

(e) **Regulatory Deed:** Notwithstanding the previous paragraphs of this clause 3.8, each party agrees that it waives its right to rely upon any event, matter or circumstances as constituting a breach or non-fulfilment of clauses 3.2(b) or 3.2(d) where the performance of the Regulatory Deed remedies the breach or non-fulfilment of clauses 3.2(b) or 3.2(d).

3.9 Best endeavours

To the extent within their control and subject to the terms of this agreement, each of AGL and Alinta agrees to use its best endeavours to implement the AGL Scheme and the Alinta Scheme as soon as practicable and, in particular, to procure that each of the conditions precedent in clauses 3.1 and 3.2 (as the case may be) is satisfied as soon as practicable after the date of this agreement including negotiating in good faith and using best endeavours to agree the terms of the Relationship Deed, Regulatory Deed and Transaction Implementation Deed as soon as practicable (and in any event by no later than 21 June 2006). To the extent that AGL has any rights which it may exercise to procure the satisfaction of a condition precedent in clause 3.1 insofar as it may concern APT or ActewAGL, AGL will (subject to the obligations of any nominee directors to comply with their fiduciary duties) exercise those rights to ensure its compliance with this clause 3.9. The parties will provide to each other in a timely manner such information as reasonably requested to enable them to negotiate these documents.

3.10 AGL Third Party Consents and other consents

(a) AGL must use its reasonable endeavours to obtain any AGL Third Party Consents and must keep Alinta reasonably informed of progress in obtaining any such AGL Third Party Consents.

(b) Alinta must provide reasonable support to assist AGL to obtain any AGL Third Party Consents, including by consulting with AGL on how to proceed and joining AGL in meetings or negotiations with third parties where requested by AGL.

(c) Subject to clause 13 AGL must pay its own costs with respect to obtaining any AGL Third Party Consent however to the extent that such costs are unpaid at Completion AGL Energy will assume the liability to make payment of these costs.

3.11 Alinta Third Party Consents

(a) Alinta must use its reasonable endeavours to obtain any Alinta Third Party Consents and must keep AGL reasonably informed of progress in obtaining any such Alinta Third Party Consents.

(b) AGL must provide reasonable support to assist Alinta to obtain any Alinta Third Party Consents, including by consulting with Alinta on how to proceed and joining Alinta in meetings or negotiations with third parties where requested by Alinta.

(c) Subject to clause 13 Alinta must pay its own costs with respect to obtaining any Alinta Third Party Consent.

3.12 Regulatory Approvals

(a) AGL, AGL Energy and Alinta agree to cooperate and act in good faith with respect to each other and otherwise assist each other in addressing any matters raised by a Regulatory Authority in relation to the Transaction, including by providing information to the Regulatory Authority.

(b) AGL, AGL Energy and Alinta agree to act in good faith in relation to, and not to take any action to oppose or adversely affect a party obtaining, each Regulatory Approval which is necessary to implement the Transaction. Nothing in this clause (b) will require any AGL Energy Group company to incur any cost, expense or obligation.

3.13 Alinta ATO Class Ruling

(a) Alinta must apply for and obtain the Alinta ATO Class Ruling.

(b) AGL must, when requested by Alinta, provide such assistance as Alinta may reasonably require in relation to the Alinta ATO Class Ruling.

(c) Alinta must give AGL reasonable opportunity to review and comment on drafts of any material correspondence which it proposes to send to the ATO and to be involved in any discussions with the ATO (including attending any meetings with the ATO) with regard to the Alinta ATO Class Ruling and will consult in good faith with Alinta with regard to any such comments and any such dealings with the ATO.

(d) Alinta must promptly inform AGL of any relevant communication from or the making of any ruling, order or decision by the ATO relating to the Alinta ATO Class Ruling and shall promptly provide AGL with a copy of any documents relating to such communication, notice, ruling, order or decision.

3.14 AGL ATO Class Ruling

(a) AGL must apply for and obtain the AGL ATO Class Ruling.

(b) Alinta must, when requested by AGL, provide such assistance as AGL may reasonably require in relation to the AGL ATO Class Ruling.

(c) AGL must give Alinta reasonable opportunity to review and comment on drafts of any material correspondence which it proposes to send to the ATO and to be involved in any discussions with the ATO (including attending any meetings with the ATO) with regard to the AGL ATO Class Ruling and will consult in good faith with AGL with regard to any such comments and any such dealings with the ATO.

(d) AGL must promptly inform Alinta of any relevant communication from or the making of any ruling, order or decision by the ATO relating to the AGL ATO Class Ruling and shall promptly provide Alinta with a copy of any documents relating to such communication, notice, ruling, order or decision.

3.15 Certain notices

(a) **Notice of occurrences**: If, prior to 8.00 a.m. on the Second Court Date, any event, matter or circumstance occurs that will prevent, or might reasonably be expected to prevent, a condition precedent being satisfied, AGL or Alinta, as the case may be, will immediately give written notice to the other parties of that event. AGL or Alinta (as the case may be) will give written notice to the other parties as soon as practicable as to whether or not it waives the breach or non-fulfilment of any condition of this agreement resulting from the occurrence of that event, specifying the condition in question. A waiver of such breach or non-fulfilment of any other condition of this agreement will not constitute:

(i) a waiver of breach or non-fulfilment of any other condition of this agreement resulting from the same event; or

(ii) a waiver of breach or non-fulfilment of that condition resulting from any other event.

(b) **Notice of changes**: AGL or Alinta (as the case may be) must promptly advise the other parties orally and in writing of any event, matter or circumstance referred to in clause 3.15(a) which will prevent, or might reasonably be expected to prevent, any of the conditions precedent in clause 3.1 or clause 3.2 (as the case may be) being satisfied.

3.16 Failure to obtain Third Party Consents

If any notice given under clause 3.15 relates to a failure to obtain any AGL Third Party Consent or Alinta Third Party Consent and no notice is given of a waiver of the breach or non-fulfilment of the relevant condition, the parties must use reasonable endeavours to establish alternative arrangements which would provide an outcome on implementation of the Transaction which is economically equivalent to that consent having been obtained (for example, in the case of the transfer of any contract, by transferring the economic benefit and burden of that contract). If such alternative arrangements can be established, the breach or non-fulfilment of the relevant condition will be taken to have been waived.

3.17 Consultation on failure of conditions precedent

(a) **Consultation**: If a condition precedent contained in clause 3.1 or clause 3.2 (as the case may be) is not satisfied or waived by the date specified in clause 3.1 or clause 3.2 (as the case may be) for satisfaction of that condition precedent or if the Scheme Effective Date has not occurred by the Sunset Date, AGL or Alinta will (unless that non-satisfaction is as a result of the circumstances contemplated by clause 3.17(b)(ii)) consult and negotiate in good faith:

(i) with a view to determining whether the Transaction may proceed by way of alternative means or methods; or

(ii) to extend the date for satisfaction of the relevant condition precedent or the Sunset Date.

(b) **Failure to agree**:

If:

(i) AGL and Alinta are unable to reach agreement under clause 3.17(a):

(A) within ten Business Days after the relevant date; or

(B) by the Sunset Date; or

(ii) a condition precedent has not been satisfied as a result of a deliberate action or omission of AGL or Alinta,

then unless that condition is waived by the relevant party or parties having the benefit of the condition as referred to in clause 3.7 or clause 3.8 (as the case may be), AGL or Alinta (as the case may) may terminate this agreement without any liability to the other parties by reason of that termination unless the failure of the condition precedent to be satisfied or of the Scheme Effective Date to occur, arises out of, or is caused by, any antecedent breach by the terminating party of this agreement.

4 Transition Committee

4.1 Formation

As soon as practicable after the date of this agreement until the earlier of termination of this agreement and the Transaction Implementation Date (**Transition Period**), a committee (**Transition Committee**) comprising three appropriately qualified officers of each of Alinta and AGL will be constituted.

4.2 Role

(a) The Transition Committee's role is to meet on at least a fortnightly basis (but more frequently if required) to:

(i) facilitate the exchange of information to inform the Transition Committee of the parties' compliance with clauses 17 and 18 of this agreement through the provision:

- by AGL to one of the Alinta nominated committee members of monthly management reports in respect of the AGL Infrastructure Businesses; and
- by Alinta to one of the AGL nominated committee members of monthly management reports in respect of the Alinta Businesses.

The relevant nominee of AGL and Alinta to whom such management reports are provided must hold these reports in confidence (but may disclose them to their CEO) and comply with such reasonable requirements of AGL or Alinta (as applicable) to maintain the confidentiality of such reports;

(ii) identify and initiate structures and/or processes required to ensure an orderly separation of people and systems including without limitation jointly negotiating IT bureau services for the AGL Infrastructure Business and the AGL Energy Business for a term to be mutually agreed; and

(iii) ensure business continuity issues (specific to the separation of people and systems) during the Transition Period are identified and resolved.

(b) The parties will co-operate with one another in good faith to assist the Transition Committee to perform its role.

5 AGL Scheme

5.1 Outline of AGL Scheme

AGL agrees to propose the AGL Scheme (to be implemented immediately after the Alinta Scheme is implemented) under which all of the AGL Shares (other than those held by the Alinta Group) will be transferred to Merge Co Sub and the AGL Scheme Participants will be entitled to receive the AGL Scheme Consideration for each AGL Share held at the AGL Scheme Record Date in accordance with this agreement and the AGL Scheme of Arrangement.

5.2 AGL Scheme Consideration

(a) Merge Co covenants in favour of AGL (in its own right and on behalf of the AGL Scheme Participants) that, in consideration for the transfer to Merge Co Sub of each AGL Share held by an AGL Scheme Participant under the terms of the AGL Scheme on the AGL Scheme Implementation Date, to provide the AGL Scheme Consideration to each AGL Scheme Participant in respect of each AGL Share held at the AGL Scheme Record Date.

(b) Any fractional entitlement of an AGL Scheme Participant to a part of a Merge Co Ordinary Share will be rounded up or down to the nearest whole number of Merge Co Ordinary Shares with fractions of 0.5 rounded up to the nearest whole number of Merge Co Ordinary Shares.

(c) The Total AGL Scheme Consideration will be such number of Merge Co Ordinary Shares calculated in accordance with Part 3 of Schedule 2, and 1 Merge Co Converting Share for each AGL Share on issue on the Record Date.

5.3 Transaction Implementation Date

Merge Co agrees to provide the AGL Scheme Consideration to AGL Scheme Participants on the Transaction Implementation Date in accordance with the requirements of this agreement, the AGL Scheme of Arrangement and the Merge Co Deed Poll.

5.4 Ineligible Overseas AGL Shareholders

The Merge Co Ordinary Shares to which an Ineligible Overseas AGL Shareholder otherwise have become entitled will be delivered to a nominee appointed by Merge Co who will sell those Merge Co Ordinary Shares and pay the net proceeds of sale of such Merge Co Ordinary Shares to the Ineligible Overseas AGL Shareholder. Merge Co agrees to appoint the nominee at least two weeks prior to the AGL Scheme Meeting. The identity of the nominee and the terms and conditions of the appointment of the nominee are subject to AGL and Alinta's prior approval, acting reasonably. The nominee will also be issued with the Merge Co Converting Shares to which an Ineligible Overseas Shareholder would otherwise be entitled and the Nominee must hold such Merge Co Converting Shares for the benefit of Ineligible Overseas Shareholder which Merge Co Converting Shares will participate in the Buy Back in accordance with clause 7.

6 Alinta Scheme

6.1 Outline of Alinta Scheme

Alinta agrees to propose the Alinta Scheme (to be implemented immediately prior to the implementation of the AGL Scheme) under which all of the Alinta Shares will be transferred to Merge Co and the Alinta Scheme Participants will be entitled to receive the Alinta Scheme Consideration for each Alinta Share held at the Alinta Scheme Record Date, in accordance with this agreement and the Alinta Scheme of Arrangement.

6.2 Alinta Scheme Consideration

(a) Merge Co covenants in favour of Alinta (in its own right and on behalf of the Alinta Scheme Participants) that, in consideration for the transfer to Merge Co of each Alinta Share held by an Alinta Scheme Participant under the terms of the Alinta Scheme on the Alinta Scheme Implementation Date, to provide the Alinta Scheme Consideration to each Alinta Scheme Participant in respect of each Alinta Share held at the Alinta Scheme Record Date.

(b) Any fractional entitlement of an Alinta Scheme Participant to a part of a Merge Co Ordinary Share will be rounded up or down to the nearest whole number of Merge Co Ordinary Shares with fractions of 0.5 rounded up to the nearest whole number of Merge Co Ordinary Shares.

(c) The Total Alinta Scheme Consideration will be 1 Merge Co Ordinary Share, for each Alinta Share on issue on the Alinta Scheme Record Date.

6.3 Transaction Implementation Date

Merge Co agrees to provide the Alinta Scheme Consideration to Alinta Scheme Participants on the Transaction Implementation Date in accordance with the requirements of this agreement, the Alinta Scheme of Arrangement and the Merge Co Deed Poll.

6.4 Ineligible Overseas Alinta Shareholders

The Merge Co Ordinary Shares to which an Ineligible Overseas Alinta Shareholder would otherwise have become entitled will be delivered to a nominee appointed by Merge Co who will sell those Merge Co Ordinary Shares and pay the net proceeds of sale of such Merge Co Ordinary Shares to the Ineligible Overseas Alinta Shareholder. Merge Co agrees to appoint the nominee at least two weeks prior to the Alinta Scheme Meeting. The identity of the nominee and the terms and conditions of the appointment of the nominee are subject to Alinta and AGL's prior approval, acting reasonably.

7 Merge Co Buy Back

7.1 Outline of Merge Co Buy Back

Merge Co agrees to undertake and AGL, AGL Energy and Alinta agree to procure and assist Merge Co to undertake the Buy Back of all Merge Co Converting Shares issued to Buy Back Participants at the time specified in the Transaction Implementation Deed.

7.2 Buy Back Consideration

Merge Co covenants in favour of AGL (in its own right and on behalf of Buy Back Participants) that, in consideration of the transfer to Merge Co of each Merge Co Converting Share issued to a Buy Back Participant on the Transaction Implementation Date to procure, subject to the condition precedent that AGL Energy has been admitted

to the Official List of ASX, that AGL Energy allots and issues AGL Energy Shares to those Buy Back Participants in accordance with this agreement, the Merge Co constitution, the AGL Energy Deed Poll and the Buy Back Agreement.

7.3 AGL Energy Shares

Subject to the condition precedent that it has been admitted to the official list of the ASX AGL Energy agrees to allot and issue AGL Energy Shares to Buy Back Participants in accordance with the requirements of this agreement, the Merge Co constitution, the AGL Energy Deed Poll and the Buy Back Agreement. For the avoidance of any doubt, AGL Energy is not required to allot or issue any shares unless and until it has been admitted to the official list of the ASX.

7.4 Ineligible Buy Back Participant

The AGL Energy Shares to which an Ineligible Buy Back Participant would otherwise become entitled will be delivered to a nominee appointed by AGL Energy who will sell those shares and pay the net proceeds of sale of such AGL Energy Shares to the Ineligible Buy Back Participant. AGL Energy agrees to appoint the nominee at least two weeks prior to the AGL Scheme Meeting. The identity of the nominee and the terms and conditions of the appointment of the nominee are subject to Alinta's prior approval, acting reasonably.

8 AGL Scheme – Implementation

8.1 AGL's obligations

AGL must execute all documents and do all acts and things necessary for the implementation and performance of the AGL Scheme as expeditiously as practicable, including the following:

(a) **Scheme Booklet**: Prepare the AGL Scheme Booklet in respect of the Transaction, which complies with all applicable laws (and in particular, the Corporations Act and the Corporations Regulations), the Listing Rules and applicable ASIC Policy Statements (and in particular PS 60 and PS 142) and includes a statement that in the absence of an alternative proposal on superior terms, each AGL Director recommends that AGL Shareholders vote in favour of the AGL Scheme;

(b) **Independent Expert**: Appoint the AGL Independent Expert to advise on whether the AGL Scheme is in the best interests of AGL Shareholders.

(c) **ATO Class Ruling**: Apply to the ATO for a class ruling (or class rulings) confirming that capital gains tax rollover relief will be available for eligible AGL Shareholders in relation to the AGL Scheme and confirming that the buy-back of the Merge Co Converting Shares and the issue of AGL Energy Shares will be a conversion of convertible interests for the purpose of sub-division 130-C of the Income Tax Assessment Act 1997 and the buy-back will not give rise to a dividend for taxation purposes to AGL Shareholders.

(d) **Documents relating to the Schemes**: Consult with Alinta on an ongoing basis in good faith in relation to the AGL Scheme Booklet and other draft documentation relating to the implementation of the AGL Scheme, and any changes to these documents, until those documents are in a final form and, acting in good faith, take account of any comments made by Alinta, including by incorporating any changes reasonably requested by Alinta. It is acknowledged that none of the parties will have any right to determine the form and content of the AGL Independent Expert's report to be included in the AGL Scheme Booklet.

(e) **Section 411(17)(b) statement**: Apply to ASIC for the production of a statement pursuant to section 411(17)(b) of the Corporations Act stating that the ASIC has no objection to the AGL Scheme.

(f) **Regulatory matters**: Keep Alinta informed of any matters raised by ASIC in relation to the AGL Scheme Booklet or any matters raised by any other Regulatory Authority in relation to the Transaction, and use all reasonable endeavours and co-operate with Alinta to resolve any such matters.

(g) **Scheme Meeting**: Apply to the Court for an order to convene the AGL Scheme Meeting.

(h) **Dispatch of materials**: Dispatch the completed AGL Scheme Booklet to the AGL Shareholders within time to satisfy any notice period for the AGL Scheme Meeting.

(i) **Court approval**: Apply to the Court for orders approving the AGL Scheme, forthwith after:

(i) the passing of the resolutions submitted to the AGL Scheme Meetings by the requisite majorities; and

(ii) provided that all other conditions to be satisfied by that date (apart from the obtaining of Court approval) are satisfied.

(j) **Notify ASX of Court order**: Immediately notify ASX of the Court order approving the AGL Scheme.

(k) **Lodge copy of Court order**: Lodge with ASIC a certified copy of the Court order approving the AGL Scheme no later than the Business Day after the Court order is made and as soon as practicable thereafter lodge a copy of that document with ASX.

(l) **AGL Information**: As a continuing obligation, provide to AGL Shareholders all new information which may arise after the AGL Scheme Booklet has been dispatched until the Second Court Date which is necessary to ensure that the AGL Information does not contain any material statement which is misleading or deceptive in any respect (whether by omission or otherwise).

(m) **No dividend**: Other than for the AGL Agreed Dividend, not to declare or pay any dividend, return of capital or other distribution to AGL Shareholders prior to the AGL Scheme Implementation Date.

(n) **AGL Energy Listing**: Make application to ASX for the admission of AGL Energy to the official list of ASX and the quotation of AGL Energy Shares (initially on a deferred settlement basis).

(o) **AGL Listing:** As a continuing obligation until the AGL Scheme Implementation Date, use its best endeavours to ensure that ASX does not remove AGL from the official list of ASX and does not end quotation of AGL Shares (notwithstanding suspension of trading will occur on or after the close of trading on the date that the AGL Scheme becomes Effective).

8.2 Merge Co and Merge Co Sub's obligations

Merge Co and Merge Co Sub must execute all documents and do all acts and things necessary within their control for the implementation and performance of the AGL Scheme, as expeditiously as practicable, including, prior to the dispatch of the AGL Scheme Booklet, by executing the Merge Co Deed Poll under which Merge Co will, amongst other things, covenant in favour of the AGL Scheme Participants to perform

Merge Co's obligations, and procure that Merge Co Sub performs its obligations, under this agreement and the AGL Scheme.

8.3 Obligations of Alinta

Alinta must execute all documents and do all acts and things necessary within its control for the implementation and performance of the AGL Scheme, as expeditiously as practicable, including:

(a) **Representation**: Procuring that Alinta is represented by counsel at the Court hearings convened for the purposes of section 411 of the Corporations Act, at which, through its counsel, Alinta will undertake (if requested by the Court) to do all such things and take all such steps within its power as may be necessary in order to ensure the fulfilment of its obligations under this agreement and the AGL Scheme.

(b) **Alinta Information and updates to Alinta Information and Alinta Forecast Information** : Provide the Alinta Information to AGL in reasonable time and in a suitable form to enable AGL to prepare the final form of the AGL Scheme Booklet in accordance with this agreement, and provide to AGL any new information which may arise after the AGL Scheme Booklet has been dispatched until the Second Court Date which is necessary to ensure that the Alinta Information and Alinta Forecast Information authorised by Alinta for inclusion in the AGL Scheme Booklet do not contain any material statement which is misleading or deceptive in any respect (whether by omission or otherwise).

(c) **Independent Expert information**: Alinta will provide any assistance or information reasonably requested by the AGL Independent Expert in connection with the preparation of the AGL Independent Expert's report to be included in the AGL Scheme Booklet.

(d) **AGL Scheme:** Alinta, unless there is a Competing Takeover Proposal in relation to AGL, must, and must procure that its applicable Subsidiaries do, vote in favour of the AGL Scheme in respect of all AGL Shares held by the Alinta Group.

8.4 General obligations of the parties

(a) The parties agree to co-operate with and to act in good faith in respect of each other, and provide all assistance, including attending any meetings, which the other parties reasonably require in connection with the AGL Scheme.

(b) Without limiting clause 8.4(a), the parties agree that anything required to be done by them will be done as expeditiously as possible and that any approval and agreement required to be given will not be unreasonably withheld or delayed.

8.5 Appeal process

If the Court refuses to make any orders convening the AGL Scheme Meeting or approving the AGL Scheme, the parties will consult together in good faith to determine whether to appeal the Court's decision and, in making any such determination, AGL will have due regard to the advice of its Senior Counsel if he or she indicates that, in his or her opinion, an appeal would have a reasonable prospect of success.

9 Alinta Scheme – Implementation

9.1 Alinta's obligations

Alinta must execute all documents and do all acts and things necessary for the implementation and performance of the Alinta Scheme as expeditiously as practicable, including the following:

(a) **Scheme Booklet**: Prepare the Alinta Scheme Booklet in respect of the Transaction, which complies with all applicable laws (and in particular, the Corporations Act and the Corporations Regulations), the Listing Rules and applicable ASIC Policy Statements (and in particular PS 60 and PS 142) and includes a statement that in the absence of an alternative proposal on superior terms, each Alinta Director recommends that Alinta Shareholders vote in favour of the Alinta Scheme;

(b) **Independent Expert**: Appoint the Alinta Independent Expert to advise on whether the Alinta Scheme is in the best interests of Alinta Shareholders.

(c) **ATO Class Ruling**: Apply to the ATO for a class ruling (or class rulings) confirming that capital gains tax rollover relief will be available for eligible Alinta Shareholders in relation to the Alinta Scheme.

(d) **Documents relating to the Schemes**: Consult with AGL on an ongoing basis in good faith in relation to the Alinta Scheme Booklet and other draft documentation relating to the implementation of the Alinta Scheme, and any changes to these documents, until those documents are in a final form and, acting in good faith, take account of any comments made by AGL (without derogating from AGL's obligation in clause 11(g)), including by incorporating any changes reasonably requested by AGL. It is acknowledged that none of the parties will have any right to determine the form and content of the Alinta Independent Expert's report to be included in the Alinta Scheme Booklet.

(e) **Section 411(17)(b) statement**: Apply to ASIC for the production of a statement pursuant to section 411(17)(b) of the Corporations Act stating that the ASIC has no objection to the Alinta Scheme.

(f) **Regulatory matters**: Keep AGL informed of any matters raised by ASIC in relation to the Alinta Scheme Booklet or any matters raised by any other Regulatory Authority in relation to the Transaction, and use all reasonable endeavours and co-operate with AGL to resolve any such matters.

(g) **Scheme Meeting**: Apply to the Court for an order to convene the Alinta Scheme Meeting.

(h) **Dispatch of materials**: Dispatch the completed Alinta Scheme Booklet to the Alinta Shareholders within time to satisfy any notice period for the Alinta Scheme Meeting.

(i) **Court approval**: Apply to the Court for orders approving the Alinta Scheme, forthwith after:

    (i) the passing of the resolutions submitted to the Alinta Scheme Meetings by the requisite majorities; and

    (ii) provided that all other conditions to be satisfied by that date (apart from the obtaining of Court approval) are satisfied.

(j) **Notify ASX of Court order**: Immediately notify ASX of the Court order approving the Alinta Scheme.

(k) **Lodge copy of Court order**: Lodge with ASIC a certified copy of the Court order approving the Alinta Scheme no later than the Business Day after the Court order is made and as soon as practicable thereafter lodge a copy of that document with ASX.

(l) **Alinta Information**: As a continuing obligation, provide to Alinta Shareholders all new information which may arise after the Alinta Scheme Booklet has been dispatched until the Second Court Date which may be necessary to ensure that the Alinta Information does not contain any material statement which is misleading or deceptive in any respect (whether by omission or otherwise).

(m) **No dividend**: Other than for the Alinta Agreed Dividend, not to declare or pay any dividend, return of capital or other distribution to Alinta Shareholders prior to the Alinta Scheme Implementation Date.

(n) **Merge Co Listing**: Make application to ASX for the admission of Merge Co to the official list of ASX and the quotation of Merge Co Ordinary Shares (initially on a deferred settlement basis).

(o) **Alinta Listing:** As a continuing obligation until the Alinta Scheme Implementation Date, use its best endeavours to ensure that ASX does not remove Alinta from the official list of ASX and does not end quotation of Alinta Shares (notwithstanding suspension of trading will occur on or after the close of trading on the date that the Alinta Scheme becomes Effective).

9.2 Merge Co's obligations

Merge Co must execute all documents and do all acts and things necessary within its control for the implementation and performance of the Alinta Scheme, as expeditiously as practicable, including, prior to the dispatch of the Alinta Scheme Booklet, execute the Merge Co Deed Poll under which Merge Co will, amongst other things, covenant in favour of the Alinta Scheme Participants to perform Merge Co's obligations under this agreement and the Alinta Scheme.

9.3 Obligations of AGL

AGL must execute all documents and do all acts and things necessary within its control for the implementation and performance of the Alinta Scheme, as expeditiously as practicable, including:

(a) **Representation**: Procuring that AGL is represented by counsel at the Court hearings convened for the purposes of section 411 of the Corporations Act, at which, through its counsel, AGL will undertake (if requested by the Court) to do all such things and take all such steps within their power as may be necessary in order to ensure the fulfilment of its obligations under this agreement and the Alinta Scheme.

(b) **AGL Information and updates to AGL Information and AGL Forecast Information** : Provide the AGL Information to Alinta in reasonable time and in a suitable form to enable Alinta to prepare the final form of the Alinta Scheme Booklet in accordance with this agreement, and provide to Alinta any new information which may arise after the Alinta Scheme Booklet has been dispatched until the Second Court Date which is necessary to ensure that the AGL Information and AGL Forecast Information authorised by AGL for inclusion in the Alinta Scheme Booklet do not contain any material statement which is misleading or deceptive in any respect (whether by omission or otherwise).

(c) **Independent Expert information**: AGL will provide any assistance or information reasonably requested by the Alinta Independent Expert in connection with the preparation of the Alinta Independent Expert's report to be included in the Alinta Scheme Booklet.

9.4 General obligations of the parties

(a) The parties agree to co-operate with and to act in good faith in respect of each other, and provide all assistance, including attending any meetings, which the other parties reasonably require in connection with the Alinta Scheme.

(b) Without limiting clause 9.4(a), the parties agree that anything required to be done by them will be done as expeditiously as possible and that any approval and agreement required to be given will not be unreasonably withheld or delayed.

9.5 Appeal process

If the Court refuses to make any orders convening the Alinta Scheme Meeting or approving the Alinta Scheme, the parties will consult together in good faith to determine whether to appeal the Court's decision and, in making any such determination, Alinta will have due regard to the advice of its Senior Counsel if he or she indicates that, in his or her opinion, an appeal would have a reasonable prospect of success.

10 Merge Co Buy Back: Implementation

10.1 Merge Co obligations

Merge Co must execute all documents and do all acts and things necessary for the implementation and performance of the Buy Back as expeditiously as practicable including the following:

(a) **Merge Co constitution:** procure that the Merge Co constitution is adopted by Merge Co in accordance with the Corporations Act by no later than the date that the Buy Back Booklet is dispatched;

(b) **Buy Back Booklet:** prepare and lodge with ASIC a booklet in respect of the Buy Back which complies with all applicable laws and in particular section 257D(2) of the Corporations Act (which will include, to avoid doubt, a copy of the notice of meeting and any document relating to the Buy Back that will accompany the notice of meeting sent to Merge Co Converting Shareholders);

(c) **Merge Co Shareholder meetings:** convene a meeting of the Merge Co Shareholders to consider and approve the Buy Back;

(d) **Dispatch:** dispatch the Buy Back Booklet within the time required to satisfy the notice period for the meeting referred to in clause 10.1(c);

(e) **No misleading statements:** not take any action that would result in, or be likely to result in, the Buy Back Booklet containing a material statement that is misleading or deceptive or would result in the Buy Back Booklet containing a material omission;

(f) **shareholder approval:** procure that the shareholders of Merge Co at the meeting convened in accordance with clause 10.1(c) above pass a special resolution approving the Buy Back.

10.2 AGL and AGL Energy obligations

AGL and AGL Energy must execute all documents and do all acts and things necessary for the implementation of the Buy Back as expeditiously as practicable including, prior to dispatch of the Buy Back Booklet, that AGL Energy must execute the AGL Energy Deed Poll under which AGL Energy will covenant in favour of Buy Back Participants to issue the AGL Energy Shares in accordance with the Merge Co constitution.

10.3 Alinta obligations

Alinta must execute all documents and do all acts and things and things necessary for the implementation of the Buy Back as expeditiously as practicable.

10.4 General obligations of parties

(a) The parties agree to co-operate with and to act in good faith in respect of each other, and provide all assistance, including attending any meetings, which the other parties reasonably require in connection with the Buy Back.

(b) Without limiting clause 9.4(a), the parties agree that anything required to be done by them will be done as expeditiously as possible and that any approval and agreement required to be given will not be unreasonably withheld or delayed.

10.5 Appeal process

If the Court makes any orders which have the effect of preventing the Buy Back from being implemented, the parties will consult together in good faith to determine whether to appeal the Court's decision and, in making any such determination, AGL and Alinta will have due regard to the advice of their respective Senior Counsel if he or she indicates that, in his or her opinion, an appeal would have a reasonable prospect of success.

11 Provision of AGL Forecast Information

(a) Alinta acknowledges that AGL has provided the AGL Forecast Information to Alinta for the purposes of and Alinta agrees, subject to paragraph (f) below, that it may only use the AGL Forecast Information for the purposes of:

(i) including the AGL Forecast Information as separate standalone information in the Alinta Scheme Booklet; and

(ii) in preparing a forecast for the combined Alinta Infrastructure Business and AGL Infrastructure Businesses for the years ending 31 December 2006 and 31 December 2007 **(Alinta Combined Forecast)** for inclusion in the Alinta Scheme Booklet and the AGL Scheme Booklet.

(b) AGL Energy acknowledges that:

(i) it is responsible for ensuring that the AGL Forecast Information is not misleading or deceptive in any material respect (whether by omission or otherwise) and that Alinta has not verified or audited that information and will disclaim responsibility for that information in the Alinta Scheme Booklet; and

(ii) the Alinta Scheme Booklet will state that AGL Energy is responsible for the AGL Information and the AGL Forecast Information.

(c) AGL acknowledges that Alinta has prepared the Alinta Standalone Forecast and Alinta Combined Forecast for inclusion in the Alinta Scheme Booklet and has

provided a copy of the Alinta Standalone Forecast and Alinta Combined Forecast to AGL for inclusion in the AGL Scheme Booklet.

(d) Alinta acknowledges that AGL will include the Alinta Standalone Forecast and the Alinta Combined Forecast in the AGL Scheme Booklet upon the basis that the Alinta Standalone Forecast and the Alinta Combined Forecast have been prepared by Alinta and that Alinta takes responsibility for ensuring that the Alinta Standalone Forecast and the Alinta Combined Forecast are not misleading or deceptive in any material respect (whether by omission or otherwise) except to the extent that the Alinta Combined Forecast is based on the AGL Forecast Information, for which AGL takes responsibility.

(e) Alinta acknowledges that AGL has not verified or audited the Alinta Combined Forecast or the Alinta Standalone Forecast and will disclaim responsibility for the Alinta Standalone Forecast and the Alinta Combined Forecast in the AGL Scheme Booklet.

(f) Subject to clause 31.7 Alinta may disclose AGL Forecast Information if required to do so by law, or under order of any Governmental Agency, or the rules of any stock exchange, including as a result of a voluntary act by Alinta (for example, in a takeover document or public offer document).

(g) AGL confirms that to the best of AGL's knowledge the forecasts contained in AGL's Target Statement dated 8 May 2006 were not misleading or deceptive at the time of their issue. AGL is not aware of any fact, matter or circumstance which would make those forecasts misleading or deceptive at the time of signing this MIA.

12 Provision of Alinta Forecast Information

(a) AGL acknowledges that Alinta has provided the Alinta Forecast Information to AGL for the purposes of and AGL agrees, subject to paragraph 12(d) below, that it may only use the Alinta Forecast Information for the purposes of:

   (i) including the Alinta Forecast Information as separate standalone information in the AGL Scheme Booklet; and

   (ii) in preparing a forecast for the combined AGL Energy and AlintaAGL for the years ending 30 June 2006 and 30 June 2007 (**AGL Combined Forecast**) for inclusion in the AGL Scheme Booklet.

(b) Alinta acknowledges that:

   (i) it is responsible for ensuring that the Alinta Forecast Information is not misleading or deceptive in any material respect (whether by omission or otherwise) and that AGL has not verified or audited that information and will disclaim responsibility for that information in the AGL Scheme Booklet and

   (ii) the AGL Scheme Booklet will state that Alinta is responsible for the Alinta Information and the Alinta Forecast Information.

(c) AGL acknowledges that it takes responsibility for ensuring that the AGL Standalone Forecast and the AGL Combined Forecast to be included in the AGL Scheme Booklet (but not, to avoid doubt, the Alinta Scheme Booklet) are not misleading or deceptive in any material respect (whether by omission or otherwise) except to the extent that the AGL Combined Forecast is based on the Alinta Forecast Information, for which Alinta takes responsibility.

(d) Subject to clause 31.7 AGL may disclose Alinta Forecast Information if required to do so by law, or under any order of an Governmental Agency, or the rules of any stock exchange, including as a result of a voluntary act by AGL (for example, in a takeover document or public offer document).

13 Alinta Bridge Debt and AGL Infrastructure Debt

13.1 Alinta Bridge Debt

At the Transaction Implementation Date AGL Energy agrees to be responsible for assuming the obligation to repay $1.2 billion of the Alinta Bridge Debt. The parties will co-operate to agree the most cost-effective way of giving effect to this obligation. To avoid doubt, the Alinta Group is solely responsible for all liabilities under the Alinta Bridge Debt which exceed $1.2 billion (including any accrued or capitalised interest). Alinta is responsible for any make whole, defeasance or similar costs. Any costs of AGL Energy refinancing will be borne by AGL Energy.

13.2 AGL Infrastructure Debt

At the Transaction Implementation Date Alinta agrees to be responsible for assuming the obligation to repay $3.104 billion of AGL's financing liabilities. The parties will co-operate to agree the most cost-effective way of giving effect to this obligation. To avoid doubt, AGL Energy is solely responsible for all financing liabilities of AGL which exceed $3.104 billion. In this clause 13.2, "financing liabilities" means all debt of AGL, all associated marked to market aspects of such debt (including hedging and associated derivatives including interest rate and cross currency swaps) and finance leases (excluding office rentals). The costs of facilitating consents under such debt facilities required in connection with the change in control which will result from the Transaction will be shared by AGL Energy and Merge Co equally. AGL Energy is responsible for any make whole, defeasance or similar costs. Any costs of Alinta or Merge Co refinancing will be borne by Alinta. Any cash from a Disposal by AGL Infrastructure after 26 April 2006 of an AGL Infrastructure Asset will be retained in AGL Infrastructure and will not be taken into account for the purpose of calculating "financing liabilities".

14 Working Capital Adjustment

14.1 Purpose

The parties acknowledge that the purpose of the preparation of the Certified Reference Working Capital Statement and the Certified Working Capital Statement is to measure the difference in working capital between the amount set out in the Certified Reference Working Capital Statement and the amount set out in the Certified Working Capital Statement. Any difference between working capital as disclosed in the Working Capital Statements will be accounted for in accordance with clause 14.10

14.2 Working Capital Statements and Adjustment Statement

AGL Energy must ensure that within 30 Business Days after Completion Date:

(a) a statement of the average working capital of AGL's Infrastructure Businesses over the 12 month period immediately preceding the Completion Date (based upon balances at each month end) is prepared in the format and using only those line items set out in Schedule 3 and in accordance with the Accounting Principles specified in Schedule 4 and is reviewed and an opinion issued thereover by AGL Energy's Auditor in a format which will be set out as an Appendix to the Transaction Implementation Deed in accordance with clause 14.4; (**Certified Reference Working Capital Statement**);

(b) a statement of the working capital of AGL's Infrastructure Businesses as at Completion Date is prepared in the format and using only those line items set out in Schedule 3 and in accordance with the Accounting Principles specified in Schedule 4 and is audited by AGL Energy's Auditor (**Certified Working Capital Statement**);

(c) a statement in the format set out in Schedule 3 which specifies the difference between working capital calculated in accordance with the Certified Reference Working Capital Statement and the Certified Working Capital Statement is prepared and is audited by AGL Energy's Auditor (**Adjustment Statement**).

For the avoidance of doubt:

Adjustment Amount = Working Capital calculated under the Certified Reference Working Capital Statement minus Working Capital calculated under the Certified Working Capital Statement

14.3 Delivery of Working Capital Statements and Adjustment Statement

AGL Energy must ensure that immediately following the finalisation of the Working Capital Statements and the Adjustment Statement, AGL Energy's Auditor delivers those statements to each of AGL Energy and Alinta. The statements must be accompanied by a certificate stating that in AGL Energy's Auditor's opinion the Working Capital Statements and the Adjustment Statement have been prepared in accordance with the requirements of this deed. The opinion of the AGL Energy Auditor will be in the format set out as an Appendix to the Transaction Implementation Deed.

14.4 Access to Information

Alinta must in order to facilitate the preparation of the Working Capital Statements and the Adjustment Statement:

(a) provide or ensure the provision of all information and assistance which may be requested by AGL Energy's Auditor and AGL Energy; and

(b) permit AGL Energy's Auditor and AGL Energy and their respective representatives to have access to and take extracts from or copies of any books, accounts or other records relating to AGL's Infrastructure Businesses in its possession, custody or power.

14.5 Review by AGL Energy and Alinta

To facilitate AGL Energy and Alinta's review of the Certified Reference Working Capital Statement, the Certified Working Capital Statement and the Adjustment Statement AGL Energy and Alinta and their respective advisers must be provided with access to AGL Energy's Auditor working papers in relation to the review of the Certified Reference Working Capital Statement, audit,of the Certified Working Capital Statement and the Adjustment Statement and AGL Energy's Auditor personnel who conducted the review and audit for a period of 20 Business Days following their receipt of the Working Capital Statements and the Adjustment Statement.

14.6 Costs and Expenses

The costs and expenses of AGL Energy's Auditor in reviewing and auditing the Working Capital Statements and the Adjustment Statement must be equally borne by AGL Energy and Alinta.

14.7 AGL Energy and Alinta response

(a) If the Working Capital Statements and the Adjustment Statement are not disputed by AGL Energy or Alinta by notice under clause 14.8, these statements will be taken to be final.

(b) If the Working Capital Statements or Adjustment Statement are disputed by AGL Energy or Alinta by notice under clause 14.8, the dispute will be determined under clause 14.8.

14.8 Dispute resolution procedure

(a) If there is any difference of opinion or dispute between AGL Energy and Alinta regarding the Working Capital Statements or the Adjustment Statement AGL Energy or Alinta (**Disputing Party**) may give a notice (**Dispute Notice**) to the other party within 30 Business Days after the delivery of those statements to AGL Energy and Alinta setting out:

(i) details of each of the matters in dispute;

(ii) a separate dollar value for each of those matters; and

(iii) full details of the reasons why each of those matters is disputed.

(b) A Disputing Party may only give one Dispute Notice.

(c) Within 10 Business Days of the Disputing Party having delivered a Dispute Notice to the other party, the other party must deliver to the Disputing Party a response in writing on the disputed matters (**Response**). If the other party does not deliver a Response within that time, the Working Capital Statements and Adjustment Statement will be deemed to be amended as required by the Disputing Party and will be taken to comprise the final Working Capital Statements and Adjustment Statement.

(d) If the dispute is not resolved within 10 Business Days of the delivery of the Response to the Disputing Party, then the Disputing Party must promptly refer the dispute to the Chief Executive (or their appointed nominee) of each of AGL Energy and Alinta for them to attempt to resolve the dispute.

(e) If the Chief Executives (or their appointed nominees) have not resolved the dispute within 10 Business Days of it being referred to them, the dispute must promptly be submitted for determination to an Expert who will determine the matter or matters in dispute.

(f) The Expert must be a Sydney based partner from an accounting firm selected by agreement between AGL Energy and Alinta, or failing agreement between them within five Business Days after they commence to discuss the selection of the Expert, selected by the President for the time being of the Institute of Chartered Accountants of Australia.

(g) The disputed matters must be referred to the Expert by written submissions from the parties which must include only:

(i) the Working Capital Statements and the Adjustment Statement (together with any working papers);

(ii) the Dispute Notice;

(iii) the Response; and

(iv) an extract of the relevant provisions of this Agreement.

Such submissions will be delivered within 2 Business Days of the expert being appointed.

(h) The Expert must also be instructed to decide the matters of disagreement and finish its determination and provide it to AGL Energy and Alinta no later than 20 Business Days after receipt of the submissions (or such other period agreed by the parties having regard to the matters in dispute).

(i) The parties must promptly supply the Expert with any information, assistance and co-operation requested in writing by the Expert in connection with its determination. All correspondence between the Expert and a party must be copied to the other party.

(j) In making its determination the Expert may have regard only to the principles for the preparation of the Working Capital Statements set out in clause 14.2 (and no other accounting standard policies, principles, methodology and practice) and to the purpose of the preparation of the Working Capital Statements set out in clause 14.1.

(k) Subject to clause 14.8(j) in the absence of agreement between AGL Energy and Alinta, the Expert will decide the procedures to be followed to resolve the matters of disagreement.

(l) The Expert must act as an expert and not as an arbitrator. The Expert's written determination will be final and binding on the parties in the absence of manifest error and the Working Capital Statements and Adjustment Statement will be deemed to be amended accordingly and will be taken to comprise the final Working Capital Statements and Adjustment Statement.

(m) The cost of a determination by the Expert must be borne by AGL Energy and Alinta in such manner as the Expert determines (having regard to the merits of the dispute).

(n) Each of the AGL Energy and Alinta must, upon request from the Expert, covenant with the Expert that they will not bring any claims against the Expert arising out of or in connection with any act or omission by the Expert in the performance of the Expert's obligations under this clause 14.8, unless the act or omission is fraudulent.

14.9 Dispute limit

Despite any other provision of this Agreement, neither party is entitled to dispute any line item in the Working Capital Statements until the total of amounts disputed is greater than $5 million.

14.10 Working Capital Adjustment Amount

(a) If the Adjustment Amount is a negative number then Alinta must within five Business Days after the date that the Cash Net Statements become binding on the parties under clause 14.8 pay or cause to be paid to AGL Energy the Adjustment Amount in immediately available funds;

(b) if the Adjustment Amount is a positive number then AGL Energy must within five Business Days after the date that the Working Capital Statements become binding on the parties under clause 14.8 pay or cause to be paid to Alinta the Adjustment Amount in immediately available funds.

14.11 Interest on Adjustment Amount

The party who pays the Adjustment Amount must also pay interest on the Adjustment Amount calculated at a rate equal to BBSW plus 1.00% from Completion Date to the date payment is made. The interest payment under this clause is payable at the same time as the Adjustment Amount is paid.

14.12 Abnormal Items

AGL will employ best endeavours to ensure that all payables which are Abnormal Items are paid prior to Completion.

14.13 AGL Agreed Dividend

To the extent that AGL pays a lesser dividend than the AGL Agreed Dividend, Alinta must be compensated for the shortfall (grossed up for Tax) by operation of clause 14).

Definitions

Abnormal Items means items which either by virtue of their nature, the length of time for which they are outstanding or size differ from those which would occur in the ordinary course of the business. This includes:

(a) payables relating to the AGL Takeover Bid, Alinta Takeover Bid, AGL Demerger, Alinta Merger Proposal or the Transaction including investment banking, financial, valuation, economic, accounting, tax, audit, forensic, management consulting, human resources, engineering, legal, due diligence, research, public relations, and other advisory costs, costs of obtaining third party consents, share registry, printing, postage, advertising, accommodation, travel and sundry costs;

(b) Separation costs being all costs and expenses associated with the separation of the AGL business for the purposes of the AGL Demerger or associated with this Transaction that has not previously been agreed to with Alinta

AGL Energy's Auditor means Deloitte Touche Tohmatsu.

Accounting Principles means the accounting principles set out in Schedule 4;

Accounting Standards means:

(c) the accounting standards applicable for the purposes of the *Corporations Act* 2001 (Cth);

(d) the requirements of the *Corporations Act* 2001 (Cth) for the preparation and content of financial reports, director's reports and auditor's reports; and

(e) generally accepted accounting principles and practices in Australia, except those inconsistent with the standards or requirements referred to in paragraphs (i) and (ii)

Working Capital means, as the context requires, the working capital of AGL's Infrastructure Businesses calculated in accordance with the Certified Working Capital Statement and the Certified Reference Working Capital Statement.

Certified Working Capital Statement has the meaning given to that expression in clause 14.2(a).

Certified Reference Working Capital Statement has the meaning given to that expression in clause 14.2(b).

Adjustment Amount means working capital calculated in accordance with the Certified Reference Working Capital Statement minus working capital calculated in accordance with the Certified Working Capital Statement.

Adjustment Statement *has the meaning given to that expression in clause 14.2 (c).*

Non-Trading Provisions means all provisions that are not in the ordinary course of business, which specifically includes employee entitlements, superannuation entitlements, long service leave, tax provisions and other sundry provisions.

Working Capital Statements means, as the context requires, the Certified Working Capital Statement, *the Certified Reference Working Capital Statement or both the Certified Working* Capital Statement and the Certified Reference Working Capital Statement.

14A Working Capital Adjustment – AlintaAGL

During the period commencing on 26 April 2006 to the Transaction Implementation Date, Alinta must ensure that with regards to the WA Retail Net Working Capital the practices and policies of AlintaAGL will be consistently applied with historical treatment, in particular:

- collection of receivables will not be accelerated at any point in time;
- normal payment cycles will be applied with respect to payables.

In this clause 14A, "WA Retail Net Working Capital" means, in respect of the WA Retail Business, each of the line items which comprise the line items in the Certified Working Capital Statement.

14B Cash sweep

Subject to the provisions of this deed, the parties agree and acknowledge that:

(a) AGL will be entitled to undertake a cash sweep of AGL immediately prior to Completion;

(b) Alinta will be entitled to undertake a cash sweep of the WA Retail Business immediately prior to Completion.

15 Alinta AGL

AGL and Alinta must, and to the extent necessary must procure that their respective Subsidiaries do, negotiate in good faith the:

(a) AlintaAGL Subscription Agreement;

(b) AlintaAGL Shareholders Agreement; and

(c) AlintaAGL Call Option Deed.

The Call Option Deed will include the following provisions regarding the pricing for AGL Energy increasing its ownership interest in the WA Retail Business:

(a) First Call Option:

(i) in relation to operational cogeneration assets, 8% sustainable equity yield (based on actual level of gearing in cogeneration) to avoid doubt, a part year contribution of a fully operational cogeneration asset will be adjusted to represent a full year's contribution;

(ii) in relation to cogeneration assets under construction:

(A) any debt associated will be excluded from calculating the actual gearing level;

(B) AGL Energy will reimburse Alinta for 17% of the total equity contributed (provided the equity was contributed by Alinta);

(iii) 10 times 31 December 2009 projected EBITDA on the retail business;

(b) Second Call Option – Alinta will provide a price, if AGL does not accept, Alinta will buy the AGL percentage holding at an equivalent price (on a pro-rata basis).

16 Regulatory Deed

AGL and Alinta must execute the Regulatory Deed at the time required by the Transaction Implementation Deed.

17 AGL Ordinary Course of Business

During the period commenced on 26 April 2006 to the Transaction Implementation Date, AGL agrees with Alinta that it will, will ensure that each of its relevant Subsidiaries will, and will use its best endeavours to ensure (to the extent that it is able, and subject to any nominee directors' obligations to comply with their fiduciary duties) that ActewAGL will (unless Alinta otherwise approves by providing its prior written consent) carry on the AGL Infrastructure Businesses in the ordinary course of business consistent with the business practices of the AGL Group and ActewAGL respectively and not otherwise (except for any AGL Agreed Matter), including:

(a) paying creditors in the ordinary course and consistent with past practice of paying creditors;

(b) the incurring or committing of capital expenditure to ensure that the AGL Infrastructure Businesses are able to operate in the ordinary course;

(c) using best endeavours to obtain and maintain in full force and effect all material Authorisations required for the conduct of the AGL Infrastructure Businesses;

(d) complying with all material laws binding on it or affecting the AGL Infrastructure Businesses;

(e) meeting liabilities of the AGL Infrastructure Businesses as they fall due in the ordinary course and consistent with past practice and making no change to its policy or manner of collection of receivables;

(f) maintain the businesses and assets which comprise the AGL Infrastructure Assets;

(g) use its reasonable endeavours to ensure that no AGL Infrastructure Material Adverse Change or AGL Prescribed Occurrence occurs, to the extent that such event or occurrence is within the control of AGL or its subsidiaries;

(h) preserve its relationships with customers, suppliers, licensors, licensees, joint venturers and others with whom they have business dealings;

(i) if any of the assets which comprise the AGL Infrastructure Assets are lost, destroyed or damaged, apply all available insurance proceeds in respect of those assets to replace or reinstate those assets;

(j) not hire, terminate the employment of or alter the employment terms or benefits (for example, the superannuation benefits) of any person to be allocated to the AGL Infrastructure Businesses with an annual total fixed remuneration of $200,000 or more;

(k) not incur any liability or commitment (including through a series of transactions) which is outside the delegated authority of the CEO of that party as at 26 April 2006;

(l) ensure that no transaction is entered into between any entity that will be part of the Merge Co group once the Transaction has been completed and any entity that will be part of the AGL Energy Group once the Transaction has been completed, which is not on arms' length terms and in the ordinary course of business; and

(m) carrying on the business consistently with the AGL Asset Management Plans in place on 26 April 2006.

The parties agree and acknowledge that:

- subject to clause 17(c), nothing in this clause limits or regulates the way that AGL conducts the AGL Energy Business, provided that there is no material adverse impact on the AGL Infrastructure Businesses; and
- an action which is permitted under clause 3.1(g) will not constitute a breach of this clause 17.

18 Alinta Ordinary Course of Business

During the period commenced on 26 April 2006 to the Transaction Implementation Date, Alinta agrees with AGL that it will, and will ensure that each of its relevant Subsidiaries will, unless AGL otherwise approves by providing its prior written consent, carry on the Alinta Businesses in the ordinary course of business consistent with the business practices of the Alinta Group and not otherwise (except for any Alinta Agreed Matter), including:

(a) paying creditors in the ordinary course and consistent with past practice of paying creditors;

(b) the incurring or committing of capital expenditure to ensure that the Alinta Businesses are able to operate in the ordinary course;

(c) using best endeavours to obtain and maintain in full force and effect all material Authorisations required for the conduct of the Alinta Businesses;

(d) complying with all material laws binding on it or affecting the Alinta Businesses;

(e) meeting liabilities of the Alinta Businesses as they fall due in the ordinary course and consistent with past practice and making no change to its policy or manner of collection of receivables;

(f) maintain the businesses and assets which comprise the Alinta Businesses;

(g) use its reasonable endeavours to ensure that no Alinta Material Adverse Change or Alinta Prescribed Occurrence occurs, to the extent that such event or occurrence is within the control of Alinta or its subsidiaries;

(h) preserve its relationships with customers, suppliers, licensors, licensees, joint venturers and others with whom they have business dealings;

(i) if any of the assets of the WA Retail Businesses are lost, destroyed or damaged, apply all available insurance proceeds in respect of those assets to replace or reinstate those assets;

(j) not hire, terminate the employment of or alter the employment terms or benefits (for example, the superannuation benefits) of any person to be employed by AlintaAGL from Completion with an annual total fixed remuneration of $200,000 or more;

(k) not incur any liability or commitment (including through a series of transactions) in connection with the WA Retail Businesses which is outside the delegated authority of the CEO of Alinta as at 26 April 2006; and

(l) carrying on the WA Retail Businesses consistently with the business plans for those businesses in place on 26 April 2006.

The parties acknowledge and agree that an action which is permitted under clause 3.2(g) will not constitute a breach of this clause 18.

19 Merge Co Business

During the period commencing on 31 May 2006 to the Transaction Implementation Date, Merge Co and Merge Co Sub agree with AGL and Alinta that they will not, unless each of AGL and Alinta otherwise approves by providing its prior written consent:

(a) conduct any business or activity; and

(b) incur any liabilities or acquire any assets,

except to the extent that such action is expressly required under the terms of a Transaction Document.

20 AGL Takeover Bid

AGL must not vary the AGL Takeover Bid except by extending (from time to time) the offer period under the bid.

21 Alinta Takeover Bid

Alinta must not vary the Alinta Takeover Bid except by extending (from time to time) the offer period under the bid.

22 No Shop/No Talk

22.1 No Shop

During the No Shop Period, the parties must not and they must procure (to the extent that they are able to do so) that their employees, officers, advisers and associates do not directly or indirectly solicit, invite, facilitate, encourage or initiate any enquiries, negotiations or discussions or communicate any intention to do any of these things with a view to obtaining an expression of interest, offer or proposal from any person (other than a party or a Related Body Corporate of a party) in relation to a Competing Transaction. Nothing in the foregoing prevents the parties from continuing to make normal presentations to, and to respond to enquiries from, brokers, portfolio investors and analysts in the ordinary course in relation to the Transaction or their business generally.

22.2 No Talk

During the No Shop Period, the parties must not and they must procure (to the extent that they are able to do so) that their employees, officers, advisers and associates do not enter into, continue or participate in negotiations or discussions with any person (other than a party or a Related Body Corporate of a party) regarding a Competing Transaction even if the person's Competing Transaction was not directly or indirectly solicited or initiated or encouraged by the party or its employees, officers or adviser or associates or the person has publicly announced the Competing Transaction.

22.3 Notification

During the No Shop Period, each party must immediately inform the other if it is approached by any person (other than a party or a Related Body Corporate of a party) to engage in any activity that would breach its obligations in clauses 22.1 or 22.2 and advise the other of the identity of the person and the proposed terms and conditions of the Competing Transaction.

22.4 Fiduciary Out

Clauses 22.2 and 22.3 do not apply to the extent that they restrict a party from taking or refusing to take any action with respect to a bona fide Competing Transaction which was not solicited, invited, facilitated, encouraged or initiated by a party (other than a party or a Related Body Corporate of a party) in contravention of clause 22.1 provided that the party's Board of Directors determines in good faith and acting reasonably:

(a) after consultation with its legal and financial advisers, that the Competing Transaction is a superior proposal to the Transaction; and

(b) after receiving advice from Queen's Counsel or Senior Counsel, that failing to respond to the bona fide Competing Transaction would be likely to constitute a breach of the directors' fiduciary or statutory obligations.

23 Standstill

23.1 Alinta and AGL Energy Standstill

Except in relation to carrying out the Transaction each of Alinta, Merge Co and AGL Energy must not, and must ensure that its Related Bodies Corporate (alone or with others) do not, without the other party's prior approval, for a period of 24 months after the Transaction Implementation Date in any manner:

(a) acquire, purchase or sell or agree to acquire, purchase or sell:

(i) any securities (or direct or indirect rights, warrants or options to acquire any securities) of the other party;

(ii) any derivative instrument or other financial product (including, without limitation, any cash-settled equity swap) affording the party an economic exposure to the other party or to movements in the price or securities of the other party;

(iii) property of the other party or any of its Related Bodies Corporate (other than property transferred in the ordinary course of business of the other party or its Related Bodies Corporate);

(b) solicit proxies from shareholders of the other party, its Related Bodies Corporate or any of their associates or otherwise seek to influence or control the management or policies of the other party; or

(c) aid, abet, counsel, induce, authorise or permit any other person doing any of the things mentioned in clauses 23.1(a) or 23.1(b).

23.2 Cessation of Standstill

Clause 23.1 will cease to apply:

(a) to Alinta and Merge Co, if a proposal by a third party to acquire the entire issued ordinary share capital of AGL Energy is announced; and

(b) to AGL Energy, if a proposal by a third party to acquire the entire issued ordinary share capital of Alinta or Merge Co is announced.

24 AGL Break Fee

24.1 Break Fee Trigger

Alinta agrees to pay AGL the Break Fee Amount if at any time after the execution of this agreement and before the first to occur of:

(a) termination;

(b) the date upon which the AGL Scheme and the Alinta Scheme become Effective; and

(c) the Sunset Date (**Break Fee Date**),

any of the following occurs:

(d) a Competing Takeover Proposal is announced or open for acceptance in relation to the entire issued ordinary share capital of Alinta and, whether before or after the Break Fee Date and irrespective of whether this agreement is terminated after the Competing Takeover Proposal is announced:

(i) the Competing Takeover Proposal is or becomes free from all defeating conditions; and

(ii) the bidder acquires a relevant interest in more than 50% of Alinta's issued ordinary share capital;

(e) a Competing Takeover Proposal is announced or open for acceptance in relation to the entire issued ordinary share capital of Alinta and the Alinta Directors (or a majority of them) recommend the Competing Takeover Proposal;

(f) a majority of the Alinta Directors fail to make or withdraw a recommendation to Alinta Shareholders in favour of the Alinta Scheme and the approval of Alinta Shareholders is not obtained to the Alinta Scheme at the Alinta Scheme Meeting unless the Alinta Independent Expert's report commissioned by Alinta in respect of the Alinta Scheme fails to conclude that the Alinta Scheme is in the best interests of Alinta shareholders;

(g) a majority of the Alinta Directors endorse or otherwise support a proposal or offer to acquire the whole or substantial part of Alinta's assets, business or property made by a person other than AGL or a Related Body Corporate of AGL;

(h) a person other than AGL (or a Related Body Corporate of AGL) acquires or agrees to acquire (whether or not that agreement is conditional) the whole or a substantial part of Alinta's assets, business or property;

(i) AGL terminates this agreement because Alinta is in material breach of this agreement (including a breach of clause 26), provided that the prevention of that breach was within the control of Alinta. To avoid doubt, where the parties fail to agree a Transaction Document, a party will be under no obligation under this paragraph (i) to pay a break fee where it has negotiated in good faith and used best endeavours to agree such Transaction Document.

24.2 Payment on Demand

The payment of the Break Fee Amount by Alinta to AGL provided for in this clause 24 must be made within three Business Days of Alinta's receipt of a written demand for payment from AGL. The demand may only be made after the occurrence of an event referred to in clause 24.1.

24.3 Qualification

For the purposes of this clause 24, qualifications and explanations contained in the Alinta Scheme Booklet in relation to a recommendation to support the Alinta Scheme shall not be regarded as failure to make or a withdrawal of a recommendation in favour of the Alinta Scheme.

24.4 Compliance with law

The payment of the Break Fee Amount by Alinta under this clause 24 is not required, or is refundable, to the extent that:

(a) the Alinta Board has obtained written advice from Queen's Counsel or Senior Counsel (and a copy of that advice has been provided to AGL) that such payment:

(i) involves, involved or would be likely to involve a breach of their fiduciary or other legal duties; or

(ii) would be likely to be unlawful or unenforceable on any other basis; or

(b) the Takeovers Panel makes an order against such payment.

25 Alinta Break Fee

25.1 Break Fee Trigger

AGL agrees to pay Alinta the Break Fee Amount if at any time after the execution of this agreement and before the first to occur of:

(a) termination:

(b) the date upon which the Alinta Scheme and the AGL Scheme become Effective; and

(c) the Sunset Date (**Break Fee Date**),

any of the following occurs:

(d) a Competing Takeover Proposal is announced or open for acceptance in relation to the entire issued ordinary share capital of AGL and, whether before or after the Break Fee Date and irrespective of whether this agreement is terminated after the Competing Takeover Proposal is announced:

(i) the Competing Takeover Proposal is or becomes free from all defeating conditions; and

(ii) the bidder acquires a relevant interest in more than 50% of AGL's issued ordinary share capital;

(e) a Competing Takeover Proposal is announced or open for acceptance in relation to the entire issued ordinary share capital of AGL and the AGL Directors (or a majority of them) recommend the Competing Takeover Proposal;

(f) a majority of the AGL Directors fail to make or withdraw a recommendation to AGL Shareholders in favour of the AGL Scheme and the approval of AGL Shareholders is not obtained to the AGL Scheme at the AGL Scheme Meeting unless the AGL Independent Expert's report commissioned by AGL in respect of the AGL Scheme fails to conclude that the AGL Scheme is in the best interests of AGL shareholders;

(g) a majority of the AGL Directors endorse or otherwise support a proposal or offer to acquire the whole or substantial part of AGL's assets, business or property made by a person other than Alinta or a Related Body Corporate of Alinta;

(h) a person other than Alinta (or a Related Body Corporate of Alinta) acquires or agrees to acquire (whether or not that agreement is conditional) the whole or a substantial part of AGL's assets, business or property;

(i) Alinta terminates this agreement because AGL is in material breach of this agreement (including a breach of clause 26), provided that the prevention of that breach was within the control of AGL. To avoid doubt, where the parties fail to agree a Transaction Document, a party will be under no obligation under this

paragraph (i) to pay a break fee where it has negotiated in good faith and used best endeavours to agree such Transaction Document.

25.2 Payment on demand

The payment of the Break Fee Amount by AGL to Alinta provided for in this clause 25 must be made within three Business Days of AGL's receipt of a written demand for payment from Alinta. The demand may only be made after the occurrence of an event referred to in clause 25.1.

25.3 Qualification

For the purposes of this clause 25, qualifications and explanations contained in the AGL Scheme Booklet in relation to a recommendation to support the AGL Scheme shall not be regarded as failure to make or a withdrawal of a recommendation in favour of the AGL Scheme.

25.4 Compliance with law

The payment of the Break Fee Amount by AGL under this clause 25 is not required, or is refundable, to the extent that:

(a) the AGL Board has obtained written advice from Queen's Counsel or Senior Counsel (and a copy of that advice has been provided to Alinta) that such payment:

  (i) involves, involved or would be likely to involve a breach of their fiduciary or other legal duties; or

  (ii) would be likely to be unlawful or unenforceable on any other basis; or

(b) the Takeovers Panel makes an order against such payment.

26 Transaction Implementation Deed and Transaction Documents

(a) Subject to paragraph (b), the parties agree that they will, and will procure their respective Subsidiaries to:

  (i) negotiate in good faith and use best endeavours to agree the terms of the Transaction Implementation Deed and each other Transaction Document (and will, where those documents are agreed, execute them at the time and in the sequence prescribed by the Transaction Implementation Deed);

  (ii) perform their respective obligations under and in accordance with the Transaction Implementation Deed and the other Transaction Documents (and will do so in the sequence prescribed in the Transaction Implementation Deed); and

  (iii) where the form of a Transaction Document is not in an Agreed Form at the time this agreement is executed, negotiate the terms of the Transaction Document in good faith and use best endeavours to agree the terms of such documents as soon as practicable.

(b) The parties must negotiate in good faith and use best endeavours to agree the terms of the Relationship Deed, Regulatory Deed and Transaction Implementation Deed as soon as practicable and in any event by no later than 21 June 2006.

(c) AGL must: (i) provide to Alinta the fixed asset register for each member of the AGL Energy Group by no later than 2 June 2006; and (ii) demonstrate by no later than 21 June 2006 to the reasonable satisfaction of Alinta that in the period between 26 April 2006 and the date of this agreement there has not been a transfer or transfers of fixed assets from entities that immediately following the Transaction Implementation Date will be a Merge Co Group company to an AGL Energy Group company which transfer or transfers has an adverse effect on the value of the AGL Infrastructure Assets of greater than $20 million.

27 AGL Infrastructure Assets

(a) Subject to paragraph (b), Merge Co must not, and must procure that its Subsidiaries do not, Dispose of, or grant any right in, over or in respect of the AGL Infrastructure Assets in the period from Completion to the date which is one year after Completion.

(b) This clause 27 does not apply to:

(i) Merge Co or its Subsidiaries Disposing of Gas Valpo; or

(ii) Merge Co or its Subsidiaries granting any charge, mortgage or other security interest in respect of the AGL Infrastructure Assets to a lender; or

(iii) if AIH consents to the transfer to AlintaAGL of the WA Cogeneration assets, Merge Co or its Subsidiaries Disposing to AIH AGL Infrastructure Assets which have a value of less than $1,200,000,000 in the period commencing 6 months after Completion; or

(iv) Merge Co or its Subsidiaries Disposing of AGL Infrastructure Assets where such Disposal has, after Completion, been approved by an ordinary resolution passed by Merge Co Shareholders.

(c) AGL will ensure that it participates in APT's dividend reinvestment plan in respect of the distribution for the period to Completion to a sufficient extent so as to maintain its unit holding in APT at 30%.

28 Termination

28.1 Right to terminate by any party

Without limiting any other provision of this agreement, this agreement may be terminated at any time prior to the commencement of the hearing of the application to the Court to approve the Schemes on the Second Court Date:

(a) by AGL, if Alinta is in material breach of any clause of this agreement (including any breach of clauses 18 or 22), taken in the context of the Transaction as a whole, before the Second Court Date provided that AGL has given notice to Alinta setting out the relevant circumstances and stating an intention to terminate and the relevant circumstances have continued to exist for 5 Business Days (or any shorter period ending prior to the commencement of the hearing of the application to the Court to approve the Scheme on the Second Court Date) from the time such notice is given;

(b) by Alinta, if AGL is in material breach of any clause of this agreement (including any breach of clauses 17 or 22), taken in the context of the Transaction as a whole, before the Second Court Date provided that Alinta has given notice to AGL setting out the relevant circumstances and stating an intention to terminate and the

relevant circumstances have continued to exist for 5 Business Days (or any shorter period ending prior to the commencement of the hearing of the application to the Court to approve the Scheme on the Second Court Date) from the time such notice is given;

(c) by AGL if a majority of the Alinta Directors withdraw or change their recommendation of the Transaction;

(d) by Alinta if a majority of the AGL Directors withdraw or change their recommendation of the Transaction;

(e) by either AGL or Alinta, in accordance with clause 3.17(b);

(f) by AGL if a majority of the Alinta Directors recommend, promote or otherwise endorse a Competing Transaction;

(g) by Alinta if a majority of the AGL Directors recommend, promote or otherwise endorse a Competing Transaction;

(h) by AGL or Alinta, if a Court has issued a final and non-appealable order, decree or ruling or taken other action which permanently restrains or prohibits the Transaction;

(i) ;

(j) by either AGL or Alinta if the Court finally determines to refuse to make any order convening the Scheme Meetings or any order approving the Schemes and that party obtains an opinion from Queen's Counsel or Senior Counsel that an appeal against that decision would have no reasonable prospect of success;

(k) by either AGL or Alinta if the AGL Shareholders do not approve the AGL Scheme at the AGL Scheme Meeting by the majority required under the Corporations Act;

(l) by either AGL or Alinta if the Alinta Shareholders do not approve the Alinta Scheme at the Alinta Scheme Meeting by the majority required under the Corporations Act; or

(m) by either AGL or Alinta, if the Sunset Date has passed without Completion occurring,

and will automatically terminate if any of the Relationship Deed, Regulatory Deed and Transaction Implementation Deed are not executed by each of the parties to them by 21 June 2006.

28.2 Right to terminate by Merge Co or Merge Co Sub

Neither Merge Co nor Merge Co Sub will have any right to terminate this agreement.

28.3 *Agreements in relation to termination*

The parties agree that:

(a) neither AGL nor Alinta may terminate this agreement as a result of its own breach of this agreement; and

(b) neither AGL nor Alinta may terminate this agreement for breach by the other unless that breach would have a material adverse impact on AGL or Alinta as the case may be.

28.4 Breach of representations and warranties

Notwithstanding any other provision of this agreement, a breach of the warranties and representations given by AGL or Alinta in clause 29 will not entitle the other to terminate this agreement unless such breach results in or discloses anything which would amount to an AGL Infrastructure Material Adverse Change or an Alinta Material Adverse Change, as appropriate.

28.5 Effect of termination

In the event of termination of this agreement by a party in accordance with this clause 28, except to the extent that such termination results from a wilful breach by any party of its obligations under this agreement, this agreement will become void and have no effect, without any liability or obligation on the part of the parties other than the provisions of clauses 29 and 31.

29 Representations and warranties

29.1 AGL and AGL Energy representations

(a) Each of AGL and AGL Energy jointly and severally represent and warrant to Alinta (in its own right and for the benefit of each of the Alinta Indemnified Parties) and Merge Co each of the matters set out in clause 29.1(b), as at the date of this agreement, the date of the AGL Scheme Meeting, the Business Day immediately before the Second Court Date and the AGL Scheme Implementation Date. The benefit of this clause 29.1(a) and the right to enforce it extends to Merge Co and each of the Alinta Indemnified Parties, who may enforce their rights either directly or through Alinta, as appropriate.

(b) Each of AGL and AGL Energy jointly and severally represents and warrants that:

(i) each of AGL and AGL Energy are validly existing corporations registered under the laws of their place of incorporation;

(ii) as at the date of this agreement, AGL's issued equity securities comprise 455,910,464 AGL Shares and neither AGL nor any of its Subsidiaries is under any obligation to issue and has not granted any person the right to call for the issue of any shares or other securities in AGL or any of its Subsidiaries except for obligations or rights which arise under AGL's Long Term Incentive Plan;

(iii) the execution and delivery of this agreement by AGL and AGL Energy has been properly authorised by all necessary corporate action and each of AGL and AGL Energy has full corporate power and lawful authority to execute and deliver this agreement and to perform or cause to be performed its obligations under this agreement;

(iv) (subject to laws generally affecting creditors' rights and the principles of equity) this agreement constitutes legal, valid and binding obligations on it and execution and performance of this agreement will not result in a breach of or default under AGL's Constitution, AGL Energy's Constitution or any agreement or deed or any writ, order or injunction, rule or regulation to which AGL or any of its Subsidiaries (including AGL Energy) is a party or to which they are bound (except for such breaches or defaults as would not constitute an AGL Infrastructure Material Adverse Change;

(v) the AGL Information provided to Alinta for inclusion in the Alinta Scheme Booklet complied or will comply (on the date it was or is provided to Alinta)

with all applicable legal requirements and AGL will otherwise comply with clause 9.3(b) (insofar as it relates to the AGL Information); and

(vi) the monthly management reports provided by AGL pursuant to clause 4 will be prepared in a manner which is consistent with the preparation of monthly management reports by AGL in the six months prior to the date of this MIA.

29.2 AGL and AGL Energy's indemnities

Subject to clause 29.7, each of AGL and AGL Energy jointly and severally agrees with Alinta (in its own right and for the benefit of each of the other Alinta Indemnified Parties) and Merge Co to indemnify and keep indemnified the Alinta Indemnified Parties and Merge Co from and against all claims, liabilities and loss which any of the Alinta Indemnified Parties or Merge Co may suffer or incur by reason of any breach of any of the representations and warranties in clause 29.1(b). The benefit of this clause 29.2 and the right to enforce it extends to Merge Co and each of the Alinta Indemnified Parties, who may enforce their rights either directly or through Alinta, as appropriate.

29.3 Merge Co representations

(a) Merge Co represents and warrants to AGL (in its own right and separately for the benefit of each of the AGL Indemnified Parties), AGL Energy and Alinta (in its own right and separately as trustee or nominee for each of the Alinta Indemnified Parties) each of the matters set out in clause 29.3(b) , as at the date of this agreement, the date of each of the AGL Scheme Meeting and the Alinta Scheme Meeting, the Business Day immediately before the Second Court Date and the AGL Scheme Implementation Date and the Alinta Scheme Implementation Date. The benefit of this clause 29.3(a) and the right to enforce it extends to each of the AGL Indemnified Parties, AGL Energy and the Alinta Indemnified Parties. The AGL Indemnified Parties and the Alinta Indemnified Parties may enforce their rights either directly or through AGL Energy or Alinta, as appropriate.

(b) Merge Co represents and warrants that:

(i) it is an existing corporation registered under the laws of its place of incorporation;

(ii) as at the date of this agreement Merge Co's issued equity securities comprise 10 Merge Co Ordinary Shares, and neither Merge Co nor any of its Subsidiaries is under any obligation to issue and has not granted any person the right to call for the issue of any shares or other securities in Merge Co or any of its Subsidiaries other than for its obligations under the Merge Co Deed Poll;

(iii) the execution and delivery of this agreement by Merge Co has been properly authorised by all necessary corporate action and Merge Co has full corporate power and lawful authority to execute and deliver this agreement and to perform or cause to be performed its obligations under this agreement;

(iv) (subject to laws generally affecting creditors' rights and the principles of equity) this agreement constitutes legal, valid and binding obligations of Merge Co and execution and performance of this agreement will not result in a breach of or default under the Merge Co constitution or any agreement or deed or any writ, order or injunction, rule or regulation to which Merge Co or any of its Subsidiaries is a party or to which they are bound (except for such breaches or defaults as would not have a material adverse effect on the consolidated financial position of Merge Co);

(v) the Merge Co Ordinary Shares to be issued as AGL Scheme Consideration and Alinta Scheme Consideration in accordance with clauses 5.2(a) and 6.2(a)) will when issued be duly authorised and validly issued, fully paid and free of all Security Interests and third party rights and will rank equally with all other Merge Co Ordinary Shares then on issue;

(vi) the Merge Co Converting Shares to be issued as AGL Scheme Consideration in accordance with clause 5.2(a) will when issued be duly authorised and validly issued, fully paid and free of all Security Interests and third party rights and will rank equally with all other Merge Co Converting Shares then on issue;

(vii) application will be made before the AGL Scheme Implementation Date and the Alinta Scheme Implementation Date for the Merge Co Ordinary Shares and Merge Co Converting Shares to be issued as AGL Scheme Consideration and Alinta Scheme Consideration to be quoted as of the Transaction Implementation Date by ASX; and

(viii) the Merge Co Information authorised by Merge Co for inclusion in the Scheme Booklet will comply with all applicable legal requirements.

29.4 Indemnities of Merge Co

Subject to clause 29.7, Merge Co agrees with AGL (in its own right and separately for the benefit of each of the other AGL Indemnified Parties), Alinta (in its own right and separately as trustee or nominee for each of the other Alinta Indemnified Parties) and AGL Energy to indemnify and keep indemnified the AGL Indemnified Parties, the Alinta Indemnified Parties and AGL Energy (as the case may be) from and against all claims, liabilities and loss which any of the AGL Indemnified Parties, the Alinta Indemnified Parties or AGL Energy (as the case may be) may suffer or incur by reason of any breach of any of the representations and warranties in clause 29.3(b). The benefit of this clause 29.4 and the right to enforce it extends to each of the AGL Indemnified Parties, AGL Energy and the Alinta Indemnified Parties. The AGL Indemnified Parties and the Alinta Indemnified Parties may enforce their rights either directly or through AGL or Alinta, as appropriate.

29.5 Alinta representations

(a) Alinta represents and warrants to AGL (in its own right and separately for the benefit of each of the AGL Indemnified Parties), AGL Energy and Merge Co each of the matters set out in clause 29.3(b) as at the date of this agreement, the date of the Alinta Scheme Meeting, the Business Day immediately before the Second Court Date and the Alinta Scheme Implementation Date. The benefit of this clause 29.3(a) and the right to enforce it extends to AGL Energy, Merge Co and each of the AGL Indemnified Parties, (who may enforce their rights either directly or through AGL, as appropriate).

(b) Alinta represents and warrants that:

(i) it is a validly existing corporation registered under the laws of its place of incorporation;

(ii) as at the date of this agreement Alinta's issued equity securities comprise 263,481,807 Alinta Ordinary Shares, 6,358,824 Alinta Options and 599,536 Alinta RePS and neither Alinta nor any of its Subsidiaries is under any obligation to issue and has not granted any person the right to call for the issue of any shares or other securities in Alinta or any of its Subsidiaries;

(iii) the execution and delivery of this agreement by Alinta has been properly authorised by all necessary corporate action and Alinta has full corporate power and lawful authority to execute and deliver this agreement and to perform or cause to be performed its obligations under this agreement;

(iv) (subject to laws generally affecting creditors' rights and the principles of equity) this agreement constitutes legal, valid and binding obligations on it and execution and performance of this agreement will not result in a breach of or default under Alinta's constitution or any agreement or deed or any writ, order or injunction, rule or regulation to which Alinta or any of its Subsidiaries is a party or to which they are bound (except for such breaches or defaults as would not constitute an Alinta Material Adverse Change or require any consent, approval, authorisation or permit from any Governmental Agency;

(v) the Alinta Information authorised by Alinta for inclusion in the AGL Scheme Booklet complied or will comply (on the date it was or is provided to AGL) with all applicable legal requirements and Alinta will otherwise comply with clause 8.3(b) (insofar as it relates to the Alinta Information); and

(vi) the monthly management reports provided by Alinta pursuant to clause 4 will be prepared in a manner which is consistent with the preparation of monthly management reports by Alinta in the six months prior to the date of this MIA.

29.6 Alinta's indemnities

Subject to clause 29.7, Alinta agrees with AGL (in its own right and separately for the benefit of each of the other AGL Indemnified Parties), Merge Co and AGL Energy to indemnify and keep indemnified the AGL Indemnified Parties, Merge Co and AGL Energy from and against all claims, liabilities and loss which any of the AGL Indemnified Parties, AGL Energy or Merge Co may suffer or incur by reason of any breach of any of the representations and warranties in clause 29.5(b). The benefit of this clause 29.6 and the right to enforce it extends to AGL Energy, Merge Co and each of the AGL Indemnified Parties, (who may enforce their rights either directly or through AGL Energy, as appropriate).

29.7 Limitation on claims

Provided that Merge Co has complied with its obligations under clauses 5.3, 6.3 and 7.3, from 6.00 p.m. on the Transaction Implementation Date:

(a) no party will be liable for, and no party may make a claim against another party for, a breach of this agreement (including a warranty given in this clause 29) unless that breach is a breach of:

(i) clause 3.10(c);

(ii) clause 13 provided reasonable details of a claim pursuant to this clause are notified no later than six months after Completion;

(iii) clause 14 ("Working Capital Adjustment – AGL Infrastructure");

(iv) clause 23 ("Standstill");

(v) clause 24 ("AGL Break Fee");

(vi) clause 25 ("Alinta Break Fee");

(vii) clause 28.3 ("Agreements in relation to termination");

(viii) clause 28.5 ("Effect of termination");

(ix) clause 30 ("Public announcements");

(x) clause 31 ("Confidentiality");

(xi) clause 32 Notices");

(xii) clause 33.1 ("Further acts");

(xiii) clause 33.2 ("Stamp duty");

(xiv) clause 33.3 ("Expenses");

(xv) clause 33.4 ("Jurisdiction");

(xvi) clause 33.5 ("Amendments");

(xvii) clause 33.6 ("Assignment");

(xviii) clause 33.7 ("Waiver");

(xix) clause 33.8 ("Consents");

(xx) clause 33.10 ("Entire agreement"); and

(xxi) clause 33.14 ("GST"),

or any matter the subject of an indemnity contained in this agreement; and

(b) each party irrevocably and unconditionally releases each other party from any claim (including any claim made before that time) for any breach of this agreement (including a warranty given under clause 29 other than in respect of any breach of those matters specified in clause 29.7(a)(i) – (xix) inclusive).

29.8 AGL Energy to be liable for claims against AGL

If Completion occurs, subject to clause 29.7 AGL Energy agrees with Alinta (in its own right and separately for the benefit of each of the other Alinta Indemnified Parties) and Merge Co to indemnify and keep indemnified the Alinta Indemnified Parties and Merge Co from and against all claims, liabilities and losses which any of the Alinta Indemnified Parties or Merge Co may suffer or incur by reason of any breach of this Agreement by AGL prior to the Transaction Implementation Date. The benefit of this clause 29.8 and the right to enforce it extends to Merge Co and each of the Alinta Indemnified Parties, who may enforce their rights either directly or through Alinta, as appropriate.

30 Public announcements

30.1 Public announcements

(a) Providing AGL can comply with its disclosure obligations under the Listing Rules and any law, AGL will give each of AGL Energy, Alinta and Merge Co at least one Business Day's notice of, and provide a copy of, any public announcement, release or advertisement which it proposes to make in relation to the Transaction.

(b) Providing Alinta can comply with its disclosure obligations under the Listing Rules and any law, Alinta will provide AGL, AGL Energy and Merge Co at least one

Business Day's notice of any public announcement, release or advertisement which it proposes to make in relation to the Transaction.

(c) Providing Merge Co can comply with its disclosure obligations under the Listing Rules and any law, Merge Co will give each of AGL, AGL Energy and Alinta at least one Business Day's notice of any public announcement, release or advertisement which it proposes to make in relation to the Transaction.

(d) Providing AGL Energy can comply with its disclosure obligations under the Listing Rules and any law, AGL Energy will give each of Alinta, Merge Co and AGL at least one Business Day's notice of any public announcement, release or advertisement which it proposes to make in relation to the Transaction.

30.2 Statements on termination

In the event that this agreement is terminated for any reason, the parties will act in good faith and use all reasonable efforts to issue an agreed statement or statements in respect of such termination and AGL, Alinta and Merge Co will make no statements or disclosure in respect of such termination except in accordance with this clause 30.

31 Confidentiality

31.1 Disclosure of Confidential Information

No Confidential Information may be disclosed by the Receiving Party to any person except:

(a) to representatives of the Receiving Party or its Related Entities who need the information for the purposes of this agreement;

(b) with the consent of the Disclosing Party;

(c) if the Receiving Party is required to do so by law, a stock exchange or any Regulatory Authority (including a legal obligation which arises as a result of a voluntary act by the receiving party (for example, in a takeover document or public offer document); or

(d) if the Receiving Party is required to do so in connection with legal proceedings relating to this agreement or the transactions contemplated by it.

31.2 Disclosure by Receiving Party of Confidential Information

If the Receiving Party discloses information under clause 31.1(a) or (b) it must use all reasonable endeavours to ensure that persons receiving Confidential Information from it do not disclose the information except in the circumstances permitted in clause 31.1.

31.3 Use of Confidential Information

The Receiving Party must not use any Confidential Information except for the purpose of performing its obligations, or enforcing its rights, under this agreement.

31.4 Excluded Information

Clauses 31.1, 31.2, 31.3 and 31.5 do not apply to Excluded Information.

31.5 Delivery of Materials

(a) Subject to clause 31.5(b), the Receiving Party must, on the request of the Disclosing Party after the termination of this agreement, immediately deliver to the Disclosing Party all documents or other materials, and destroy electronic copies of all documents or other materials, containing or referring to Confidential Information which are in its possession, power or control or in the possession, power or control of persons who have received Confidential Information from it under clause 31.1(a) or (b).

(b) The Receiving Party and any persons who have received Confidential Information from it under clause 31.1(a) or (b), are entitled to retain copies of any Confidential Information to the extent that they are required in accordance with any applicable laws or regulations or the Listing Rules, binding on them, or would be required to in accordance with good corporate governance. For the avoidance of doubt, clause 31.1 continues to apply to Confidential Information retained under this clause 31.5.

31.6 Existing Confidentiality Agreements

Nothing in the agreement affects the obligations of the parties under the Existing Confidentiality Agreements.

31.7 Mandatory disclosure

If a party must make a disclosure under clause 11(f), 12(d) or 31.1(c):

(a) the disclosing party must disclose only the minimum information required to comply with the applicable law, order or requirement; and

(b) before making such disclosure, the disclosing party must, to the extent practicable:

(i) give the other parties reasonable written notice of:

(A) the full circumstances of the required disclosure; and

(B) the information which it proposes to disclose; and

(ii) consult with the other parties as to the form of the disclosure.

31.8 Insider trading

The parties acknowledge that section 1043A of the Corporations Act imposes prohibitions on "insider trading" and agree to observe and comply with those prohibitions.

31.9 Survival of termination

This clause 31 will survive termination of this agreement.

32 Notices

32.1 Form

Unless expressly stated otherwise in this agreement, all notices, certificates, consents, approvals, waivers and other communications (**Notices**) in connection with this agreement must be in writing, signed by an Authorised Officer of the sender and marked for the attention of the person identified in the clause 32.7 or, if the recipient has notified otherwise, then marked for attention in the last way notified.

32.2 Delivery

Notices must be:

(a) left at the address set out or referred to in clause 32.7;

(b) sent by prepaid ordinary post (airmail if appropriate) to the address set out or referred to in clause 32.7;

(c) sent by fax to the fax number set out or referred to in clause 32.7; or

(d) given in any other way permitted by law.

32.3 When effective

Notices take effect from the time they are received unless a later time is specified.

32.4 Deemed receipt - postal

If sent by post, Notices are taken to be received three days after posting (or seven days after posting if sent to or from a place outside Australia).

32.5 Deemed receipt - fax

If sent by fax, Notices are taken to be received at the time shown in the transmission report as the time that the whole fax was sent.

32.6 Deemed receipt - general

Despite clauses 32.4 and 32.5, if Notices are received after 5.00 p.m. in the place of receipt or on a non-Business Day, they are to be taken to be received at 9.00 a.m. on the next Business Day.

32.7 Details for Notices

Notices must be given to the address specified in this agreement or as otherwise notified from time to time.

33 General

33.1 Further acts

Up to and including the Transaction Implementation Date, each party will promptly do and perform all further acts and execute and deliver all further documents (in form and content reasonably satisfactory to that party) required by law or reasonably requested by any other party to give effect to this agreement.

33.2 Stamp duty

(a) AGL Energy will pay and indemnify each of the other parties for all stamp duties and related fines, interest and penalties in respect of:

(i) the allotment and issue of shares in AGL Energy in accordance with this agreement, the Buy Back Agreement and the Transaction Implementation Deed;

(ii) the issue of shares to AGL Energy pursuant to the AlintaAGL Subscription Agreement;

(iii) any transaction contemplated by or under the AGL Restructure Agreements, or relating to the proposed AGL Demerger, including any claw-back of stamp duty resulting from a claim for an exemption or concession for a corporate reconstruction in respect of the AGL Restructure Agreements or AGL Demerger; and

(iv) any transaction to effect the transfer of the AEATM Contracts and Bairnsdale TA to AGL Energy; and

(v) the execution and performance of the Regulatory Deed.

(b) Alinta and Merge Co will pay and jointly and severally indemnify each of the other parties for all stamp duties and related fines, interest and penalties in respect of:

(i) any transaction contemplated by or under the Alinta Restructure Agreements, including:

(A) any transaction to effect WLPG Transfers to Alinta and transfer of shares in Alinta Sales to AlintaAGL; and

(B) any claw-back of stamp duty, other than a claw-back referred to in paragraph (a)(iii) above, resulting from a claim for an exemption or concession for a corporate reconstruction in respect of the Alinta Restructure Agreements;

(ii) the transfer of shares in Alinta and the allotment and issue of shares in Merge Co in accordance with the Alinta Scheme.

(c) Alinta/Merge Co and AGL Energy will share equally any stamp duty and related fines, interest and penalties payable in relation to:

(i) the buy back of the Merge Co Converting Shares in accordance with the Buy Back Agreement; and

(ii) the transfer of shares in AGL and the allotment and issue of shares and Merge Co Converting Shares in Merge Co in accordance with the AGL Scheme.

(d) Except as provided otherwise in paragraphs (a) – (c) of this clause each party will be responsible for any stamp duty and any related fines, interest and penalties for which it is liable by statute, except that where more than one party is jointly and severally liable to pay the duty under the relevant statute those parties will share that duty equally.

33.3 Expenses

(a) Except as otherwise provided in this agreement, each party will pay its own costs and expenses in connection with the negotiation, preparation, execution, and performance of this agreement.

(b) To the extent such costs remain unpaid at Completion, AGL Energy bears the costs of the AGL Demerger announced on 31 October 2005, the AGL takeover bid for Alinta and its costs in responding to the Alinta takeover bid for AGL and this Transaction.

(c) AGL Energy will be liable for the costs associated with the internal restructure of AGL Energy as contemplated by Annexure B to the Transaction Implementation Deed and any separation costs incurred before or after the Transaction Implementation Date which exceed the amount of separation costs specified in the corporate costs allocation document provided by AGL to Alinta prior to signing this agreement.

(d) Alinta will be liable for the costs associated with the internal restructure of the WA Retail Business and the sale of a 33% interest in that business to AGL Energy as contemplated in the HOA and this Transaction.

33.4 Jurisdiction

(a) Each party irrevocably submits to the non-exclusive jurisdiction of the courts of New South Wales and the Federal Court of Australia, and the courts competent to determine appeals from those courts, with respect to any proceedings which may be brought at any time relating in any way to this agreement.

(b) Each party irrevocably waives any objection it may now or in the future have to the venue of any proceedings, and any claim it may now or in the future have that any proceedings have been brought in an inconvenient forum, where that venue falls within clause 33.4(a).

33.5 Amendments

This agreement may only be varied by a document signed by or on behalf of each of the parties.

33.6 Assignment

A party cannot assign, novate or otherwise transfer any of its rights or obligations under this agreement without the prior written consent of the other parties.

33.7 Waiver

(a) Failure to exercise or enforce or a delay in exercising or enforcing or the partial exercise or enforcement of any right, power or remedy provided by law or under this agreement by any party will not in any way preclude, or operate as a waiver of, any exercise or enforcement, or further exercise or enforcement of that or any other right, power or remedy provided by law or under this agreement.

(b) Any waiver or consent given by any party under this agreement will only be effective and binding on that party if it is given or confirmed in writing by that party.

(c) No waiver of a breach of any term of this agreement will operate as a waiver of another breach of that term or of a breach of any other term of this agreement.

33.8 Consents

Any consent referred to in, or required under, this agreement from any party may not be unreasonably withheld, unless this agreement expressly provides for that consent to be given in that party's absolute discretion.

33.9 Counterparts

This agreement may be executed in any number of counterparts and by the parties on separate counterparts. Each counterpart constitutes the agreement of each party who has executed and delivered that counterpart.

33.10 Entire agreement

(a) Subject to paragraph (b), to the extent permitted by law, in relation to the subject matter of this agreement, this agreement, documents signed by the parties on or about the date of this agreement and the Transaction Documents:

(i) embody the entire understanding of the parties and constitute the entire terms agreed upon between the parties; and

(ii) supersede any prior agreement (whether or not in writing) between the parties.

(b) This agreement prevails to the extent of any inconsistency with the HOA.

33.11 No representation or reliance

(a) Each party acknowledges that no party (nor any person acting on its behalf) has made any representation or other inducement to it to enter into this agreement, except for representations or inducements expressly set out in this agreement.

(b) Each party acknowledges and confirms that it does not enter into this agreement in reliance on any representation or other inducement by or on behalf of any other party, except for any representation or inducement expressly set out in this agreement.

(c) Each party acknowledges and confirms that paragraphs (a) and (b) above do not prejudice any rights a party may have in relation to information which had been filed by any other party with the ASIC or ASX.

33.12 No merger

The rights and obligations of the parties will not merge on completion of any transaction under this agreement.

33.13 Inconsistency with Transaction Documents

This agreement prevails to the extent of any inconsistency with the other Transaction Documents. Accordingly, the performance of any obligation under this agreement, or the enjoyment of any right under this agreement, must not be limited or frustrated by the terms of the other Transaction Documents and the parties must procure that no obligation or right is so limited or frustrated.

33.14 GST

(a) Notwithstanding any other provision of this agreement, if any amount payable, whether pursuant to an indemnity or otherwise, under or in connection with this agreement is calculated by reference to a cost, expense, liability, loss or amount paid or incurred by a party to this agreement, that cost, expense, liability, loss or amount will be reduced by an amount equal to any Input Tax Credits to which that party is entitled in respect of that cost, expense, liability, loss or amount.

(b) If GST becomes payable by the supplier on any supply it makes under or in connection with this agreement:

(i) any amount payable or consideration to be provided under or in connection with this agreement for that supply (**Agreed Amount**) is exclusive of GST unless expressly stated to be GST inclusive;

(ii) if the Agreed Amount is not expressed to be GST inclusive, an additional amount equal to the GST payable on the supply will be payable by the party providing consideration for that supply (**Consideration Provider**), and the additional amount so calculated shall be payable at the same time, in cash and otherwise in the same manner as for the Agreed Amount; and

(iii) the supplier will provide a tax invoice to the recipient in respect of that supply, no later than the time at which the Agreed Amount for that supply is to be provided under this agreement.

(c) Without limiting the generality of the expression, a supply under or in connection with this agreement includes any supply made for a consideration comprising any payment made or other consideration provided to the supplier pursuant to any indemnity under this agreement.

(d) If, for any reason, the GST payable by the supplier in respect of a supply it makes under this agreement (incorporating any increasing adjustments or decreasing adjustments relating to that supply) varies from the additional amount it has received from the Consideration Provider under clause 33.14(b) in respect of that supply (incorporating any previous adjustments to that amount under this paragraph), the additional amount will be adjusted accordingly. The supplier will, in the case of a refund or credit, as soon as practicable after the refund has been received from the ATO or where there is no refund, the credit has been offset against another GST or Tax liability, provide a refund or credit to the Consideration Provider. Where a further additional amount is payable, the supplier will be entitled to receive the amount of this variation from the Consideration Provider within seven days of notifying the Consideration Provider in writing of the adjustment. The supplier will issue an adjustment note to the recipient in respect of a supply within 14 days after becoming aware of an adjustment event occurring and in any case prior to making any demand for payment by the Consideration Provider.

(e) If the Consideration Provider is dissatisfied with any calculation to be made by the supplier under this clause, the Consideration Provider may, either at the expense of the supplier in the case of manifest error by the supplier or a failure by the supplier to exercise its duty of care, or in any other case at its own expense, and after notifying the supplier accordingly, refer the matter to an independent expert nominated by the President of the Institute of Chartered Accountants for expert determination, which will be final and binding on all parties. The expert will act as an expert and not as an arbitrator and will take into account the terms of this agreement, the matters required to be taken into account by the supplier under this clause and any other matter considered by the expert to be relevant to the determination.

(f) Terms used in this clause 33.14 that are not defined in this agreement have any meaning used in the GST Act.

(g) Any reference in this clause 33.14 to GST payable by the supplier includes any Australian GST payable by the representative member of any GST group of which the supplier is a member.

(h) Any reference in this clause 33.14 to any Input Tax Credit to which a party is entitled includes any Input Tax Credit to which the representative member of any GST group of which the party is a member is entitled.

(i) For the avoidance of doubt, this clause 33.14 does not apply to any supply made under or in connection with a Transaction Document. Any such supply will be governed by the provisions relating to GST, if any, in that Transaction Document.

Schedule 1 — Dictionary

1 Dictionary

In this deed:

ACCC means the Australian Competition and Consumer Commission.

ActewAGL means the multi-utility joint venture between ACTEW Corporation and AGL and includes each of the ActewAGL retail and distribution partnerships.

Actew Corporation means ACTEW Corporation Limited ACN 069 381 960.

AGL means The Australian Gas Light Company ABN 95 052 167 405.

AGL Agreed Dividend means:

(a) a dividend which is anticipated to be 36.5 cents for the six months to 30 June 2006; and

(b) a dividend for the period from 1 July 2006 to Completion which will be pro-rated to AGL's forecast dividend of 79.5 cents for the 12 months to 30 June 2007.

AGL Agreed Matter means in relation to the AGL Infrastructure Businesses, an act incurring a liability or commitment that has been done with the prior written approval of Alinta or at the prior written request of Alinta, and which AGL and Alinta agree is an "AGL Agreed Matter" for the purposes of this agreement.

AGL Approved Matter means in relation to the AGL Infrastructure Businesses any matter which has been fairly disclosed by AGL to ASX on or before 26 April 2006.

AGL Asset Management Plans means AGL's asset management plans and current budgets.

AGL ATO Class Ruling means the ruling referred to in clause 3.1(c).

AGL Board means the board of directors of AGL.

AGL Directors means the directors of AGL.

AGL Energy means the entity presently named AGL Energy Limited ACN 115 061 375 (but which may change its name prior to the Transaction Implementation Date).

AGL Energy Assets means the assets owned by the AGL Energy Group at the Transaction Implementation Date.

AGL Energy Business means the businesses conducted by AGL of owning, operating and maintaining (as applicable) the AGL Energy Assets.

AGL Energy Deed Poll means the deed poll to be executed by AGL Energy in favour of the AGL Scheme Participants, undertaking to perform certain obligations under this agreement and the Transaction Documents, in the Agreed Form.

AGL Energy Group means the group of companies listed in Exhibit F to this MIA.

AGL Energy Share means a fully paid ordinary share in the capital of AGL Energy.

AGL Forecast Information means all of the following:

(a) financial forecasts for the AGL Infrastructure Businesses for the years ending 30 June 2006 and 30 June 2007 prepared on a basis which is consistent with the financial forecast in section 2 of AGL's Target's Statement dated 8 May 2006;

(b) the actual corporate costs allocation methodology which shows the allocation of corporate costs between AGL Energy and the AGL Infrastructure Businesses for the year ended 30 June 2005;

(c) forecast corporate costs allocation methodology for the years ending 30 June 2006 and 30 June 2007;

(d) forecast capital expenditure for the AGL Infrastructure Businesses for the year ending 30 June 2007 and the period 1 July 2007 to 31 December 2007;

(e) an organisational chart for AGL which allocates employees of the AGL Group between AGL Energy and the AGL Infrastructure Businesses by identifying:

    (i) in the case of the AGL Infrastructure Business – the role and level of employees of the AGL Infrastructure Businesses; and

    (ii) in the case of AGL Energy, the aggregate number of AGL Energy employees.

(f) a legal entity structure chart for the AGL Group which identifies those legal entities which will form of the AGL Infrastructure Businesses.

AGL Group means AGL and its Subsidiaries.

AGL Indemnified Parties means each member of the AGL Group and their respective directors, employees and advisers and the AGL Scheme Participants.

AGL Independent Expert means Grant Samuel & Associates Pty Limited.

AGL Information means information regarding AGL to enable the Alinta Scheme Booklet to comply with all applicable legal requirements as they relate to information about AGL (including under the Corporations Act or Corporations Regulations or as may be appropriate under ASIC PS 60 or PS 142) but excludes the AGL Forecast Information.

AGL Infrastructure Assets means all of the assets of AGL other than the AGL Energy Assets, including:

- NSW gas distribution network;
- Victorian electricity distribution business;
- Agility;
- Cawse;
- Wattle Point;
- Gas Valpo;
- 50% interest in ActewAGL distribution partnership;

- 83,668,630 units issued in APT held as at the date of this agreement together with any additional units in APT issued to AGL under APT's dividend reinvestment plan in respect of APT's distribution for the period ended 30 June 2006.

AGL Infrastructure Businesses means all businesses and activities undertaken by AGL other than the AGL Energy Business.

AGL Infrastructure Material Adverse Change means an event or series of events having occurred, been announced or becoming known to Alinta (whether or not becoming public), change or condition that has had, or could reasonably be expected to have, a material adverse effect on the business, financial or trading position, assets or liabilities, profitability or prospects of the AGL Infrastructure Businesses taken as a whole, including where it becomes known to Alinta that information publicly filed by AGL, any of its Subsidiaries, APT or ActewAGL is, or is likely to be, incomplete, incorrect, untrue or misleading in a material respect in the context of the AGL Infrastructure Businesses taken as a whole, except for such events, changes or conditions fairly disclosed in public filings by AGL, any of its Subsidiaries, APT or ActewAGL at ASIC or ASX prior to 26 April 2006. For the avoidance of doubt, without limitation, it will be an "AGL Infrastructure Material Adverse Change" if:

(a) there is a diminution of the value of the AGL Infrastructure Businesses of $450 million or more; or

(b) the event or series of events, change or condition constitutes an event of default under, or a ground for termination of, any finance document under which AGL or its Subsidiaries owes indebtedness in excess of $100,000,000 provided that:

 (i) such finance document subsists after the Transaction Implementation Date; and

 (ii) Merge Co or any Subsidiary of Merge Co continues to have obligations under the finance document after the Transaction Implementation Date (excluding to avoid doubt where the finance document has been terminated as a consequence of the material adverse change).

AGL Prescribed Occurrence means:

(a) AGL converting all or any of its shares into a larger or smaller number of shares;

(b) AGL or any material Subsidiary of AGL:

 (i) entering into a buy back agreement; or

 (ii) resolving to approve the terms of a buy back agreement under the Corporations Act;

(c) AGL or any material Subsidiary of AGL resolving to reduce its share capital in any way or make any distribution of its assets to its members;

(d) AGL or any material Subsidiary of AGL making an allotment of, or granting an option to subscribe for, any shares or securities convertible into shares or agreeing to make such an allotment or to grant such an option;

(e) AGL or a Subsidiary of AGL issuing, or agreeing to issue, convertible notes or other debt securities (other than the issue of non-convertible debt securities in the ordinary course of business);

(f) AGL or any material Subsidiary of AGL creating, or agreeing to create, any Security Interest over the whole, or a substantial part, of its business or property otherwise than in the ordinary course of business;

(g) AGL or any material Subsidiary of AGL resolving that it be wound up or liquidated;

(h) the appointment of a liquidator, provisional liquidator or administrator of AGL or of any material Subsidiary of AGL;

(i) the making of an order by a Court for the winding up of AGL or liquidation of any material Subsidiary of AGL;

(j) AGL or any material Subsidiary of AGL executing a deed of company arrangement;

(k) the appointment of a receiver or a receiver and manager, in relation to the whole, or a substantial part, of the property of AGL or of any material Subsidiary of AGL; or

(l) the declaration or payment of any dividend by AGL prior to the Transaction Implementation Date other than the AGL Agreed Dividend.

For the purposes of this definition a material Subsidiary includes any Subsidiary which has assets of more than $10,000,000 or annual income of more than $1,000,000.

AGL Scheme means a scheme of arrangement under Part 5.1 of the Corporations Act for the transfer of AGL Shares to Merge Co.

AGL Scheme Booklet means a document which is to be dispatched to AGL Shareholders in relation to the Transaction and which must include explanatory statements complying with all applicable legal requirements (including, under the Corporations Act and the Corporations Regulations or as may be appropriate under PS 60 or PS 142), the AGL Scheme, notices of meeting, proxy forms and the report of the AGL Independent Expert.

AGL Scheme Consideration means:

(a) such number of Merge Co Ordinary Shares for each AGL Share calculated in accordance with Part 3 of Schedule 2; and

(b) one Merge Co Converting Share for each AGL Share.

AGL Scheme Effective Date means the date on which the AGL Scheme becomes Effective.

AGL Scheme Implementation Date means ten Business Days after the AGL Scheme Effective Date, or such other date as may be agreed by the parties.

AGL Scheme Meeting means a meeting to be convened by the Court pursuant to the AGL Scheme.

AGL Scheme of Arrangement means the scheme of arrangement between AGL and AGL Scheme Participants relating to the AGL Scheme in the Agreed Form.

AGL Scheme Participant means an AGL Shareholder (other than Alinta and its Related Bodies Corporate (including to avoid doubt, Alinta GH)) on the AGL Scheme Record Date.

AGL Scheme Record Date means 5.00 p.m. on the fifth Business Day after the AGL Scheme Effective Date, or such other date as may be agreed by the parties.

AGL Share means a fully paid ordinary share in the capital of AGL.

AGL Share Register means AGL's register of members.

AGL Shareholder means a holder of AGL Shares as registered on the AGL Share Register.

AGL Standalone Forecast means a standalone forecast for AGL Energy (excluding to avoid doubt AlintaAGL) for the years ending 30 June 2006 and 30 June 2007.

AGL Takeover Bid means the proposed takeover bid by AGL for all of the Alinta Shares which AGL announced on 13 March 2006 and which was detailed in AGL's Replacement Bidder's Statement issued by AGL and dated 5 May 2006.

AGL Third Party Consents has the meaning given in clause 3.1(h).

Agreed Form means, in relation to any document, such document in the form agreed between the parties to this agreement and initialled by a representative of each of them for the purposes of identification.

Alinta means Alinta Limited ABN 40 087 857 001.

AlintaAGL means the entity which will conduct the WA Retail Business on and from Completion.

Alinta Agreed Dividend means:

(a) a dividend which is anticipated to be 23 cents per share for the six months to 30 June 2006; and

(b) a dividend for the period from 1 July 2006 to Completion which will be pro-rated to Alinta's forecast dividend for the 12 months to 30 June 2007 of 48 cents per share.

Alinta Agreed Matter means in relation to the Alinta Businesses, an act incurring a liability or commitment that has been done with the prior written approval of AGL or at the prior written request of AGL, and which Alinta and AGL agree is an "Alinta Agreed Matter" for the purposes of this agreement.

Alinta Approved Matter means in relation to the Alinta Businesses any matter which has been fairly disclosed by Alinta to ASX on or before 26 April 2006.

Alinta ATO Class Ruling means the ruling referred to in clause 3.2(c).

Alinta Board means the board of directors of Alinta.

Alinta Bridge Debt means the finance facility for $1,200 million disclosed at Note 3 to Table 5.3 in Alinta's Bidder's Statement dated 31 March 2006.

Alinta Businesses means all or any of the businesses conducted by Alinta from time to time.

Alinta Combined Forecast has the meaning given in clause 11(a)(ii).

Alinta Directors means the directors of Alinta.

Alinta Forecast Information means financial forecasts for AlintaAGL for the years ending 30 June 2006 and 30 June 2007 as if AlintaAGL had operating on a standalone basis on and from 1 July 2005.

Alinta GH means Alinta Group Holdings Pty Ltd ABN 34 117 660 081 (formerly called Zeboh Pty Ltd), a wholly owned subsidiary of Alinta.

Alinta Group means Alinta and its Subsidiaries.

Alinta Indemnified Parties means each member of the Alinta Group and their respective directors, employees and advisors and the Alinta Scheme Participants.

Alinta Independent Expert means such expert nominated by Alinta.

Alinta Infrastructure Business means the Alinta Businesses other than the WA Retail Businesses.

Alinta Information means information regarding Alinta to enable the AGL Scheme Booklet to comply with all applicable legal requirements as they relate to information about Alinta (including under the Corporations Act or Corporations Regulations or as may be appropriate under ASIC PS 60 or PS 142) but excludes the Alinta Forecast Information.

Alinta Material Adverse Change means an event or series of events having occurred, been announced or becoming known to AGL (whether or not becoming public), change or condition that has had, or could reasonably be expected to have, a material adverse effect on the business, financial or trading position, assets or liabilities, profitability or prospects of the Alinta Businesses taken as a whole, including where it becomes known to AGL that information publicly filed by Alinta or any of its Subsidiaries is, or is likely to be, incomplete, incorrect, untrue or misleading in a material respect in the context of the Alinta Businesses taken as a whole, except for such events, changes or conditions fairly disclosed in public filings by Alinta or any of its Subsidiaries at ASIC or ASX prior to 26 April 2006. For the avoidance of doubt, without limitation, it will be an "Alinta Material Adverse Change" if:

(a) there is a diminution of the value of the Alinta Businesses of $450 million or more; or

(b) the event or series of events, change or condition will constitute an event of default under, or a ground for termination of, any finance document under which Alinta or any of its Subsidiaries owes indebtedness in excess of $100,000,000 provided that:

  (i) such finance document subsists after the Transaction Implementation Date; and

  (ii) AGL Energy will assume any obligation under the finance document after the Transaction Implementation Date (excluding to avoid doubt where the finance document has been terminated as a consequence of the material adverse change).

Alinta Option means any option to acquire Alinta Shares that has been granted by Alinta to any employee or director of Alinta or any Subsidiary of Alinta under any option plan established by Alinta.

Alinta Prescribed Occurrence means:

(a) Alinta converting all or any of its shares into a larger or smaller number of shares;

(b) Alinta or any material Subsidiary of Alinta:

(i) entering into a buy back agreement; or

(ii) resolving to approve the terms of a buy back agreement under the Corporations Act;

(c) Alinta or any material Subsidiary of Alinta resolving to reduce its share capital in any way or make any distribution of its assets to its members;

(d) Alinta or any material Subsidiary of Alinta making an allotment of, or granting an option to subscribe for, any shares or securities convertible into shares or agreeing to make such an allotment or to grant such an option;

(e) Alinta or a Subsidiary of Alinta issuing, or agreeing to issue, convertible notes or other debt securities (other than the issue of non-convertible debt securities in the ordinary course of business);

(f) Alinta or any material Subsidiary of Alinta creating, or agreeing to create, any Security Interest over the whole, or a substantial part, of its business or property otherwise than in the ordinary course of business;

(g) Alinta or any material Subsidiary of Alinta resolving that it be wound up or liquidated;

(h) the appointment of a liquidator, provisional liquidator or administrator of Alinta or of any material Subsidiary of Alinta;

(i) the making of an order by a Court for the winding up of Alinta or liquidation of any material Subsidiary of Alinta;

(j) Alinta or any material Subsidiary of Alinta executing a deed of company arrangement;

(k) the appointment of a receiver or a receiver and manager, in relation to the whole, or a substantial part, of the property of Alinta or of any material Subsidiary of Alinta; or

(l) the declaration or payment of any dividend by Alinta prior to the Transaction Implementation Date other than the Alinta Agreed Dividend.

For the purposes of this definition a material Subsidiary includes any Subsidiary which has assets of more than $10,000,000 or annual income of more than $1,000,000.

Alinta RePS means the reset preference shares issued by Alinta in July 2003.

Alinta Scheme means a scheme of arrangement under Part 5.1 of the Corporations Act for the transfer of Alinta Shares to Merge Co.

Alinta Scheme Booklet means a document which is to be dispatched to Alinta Shareholders in relation to the Transaction and which must include explanatory statements complying with all applicable legal requirements (including, under the Corporations Act and the Corporations Regulations or as may be appropriate under PS 60 or PS 142), the Alinta Scheme, notices of meeting, proxy forms and the report of the Alinta Independent Expert.

Alinta Scheme Consideration means 1 Merge Co Ordinary Share for each Alinta Share.

Alinta Scheme Effective Date means the date on which the Alinta Scheme becomes Effective.

Alinta Scheme Implementation Date means ten Business Days after the Alinta Scheme Effective Date, or such other date as may be agreed by the parties.

Alinta Scheme Meeting means a meeting to be convened by the Court pursuant to the Alinta Scheme.

Alinta Scheme of Arrangement means the scheme of arrangement between Alinta and Alinta Scheme Participants relating to the Alinta Scheme in the Agreed Form.

Alinta Scheme Participant means an Alinta Shareholder on the Alinta Scheme Record Date.

Alinta Scheme Record Date means 5.00 p.m. on the fifth Business Day after the Alinta Scheme Effective Date, or such other date as may be agreed by the parties.

Alinta Share means a fully paid ordinary share in the capital of Alinta.

Alinta Share Register means Alinta's register of members.

Alinta Shareholder means a holder of Alinta Shares as registered on the Alinta Share Register.

Alinta Standalone Forecast means a standalone forecast for the Alinta Infrastructure Businesses for the years ending 31 December 2006 and 31 December 2007.

Alinta Takeover Bid means the proposed takeover bid by Alinta for all of the AGL *Shares which Alinta announced on 20 March 2006 and which was detailed in the Alinta* Bidder's Statement issued by Alinta and dated 31 March 2006.

Alinta Third Party Consents has the meaning given in clause 3.2(h).

APT means Australian Pipeline Trust ARSN 091 678 778.

ASIC means the Australian Securities and Investments Commission.

ASX means Australian Stock Exchange Limited ABN 98 008 624 691.

ATO means the Australian Taxation Office.

Authorisation includes any authorisation, approval, consent, licence, permit, franchise, permission, notification, filing, registration, lodgement, agreement, notarisation, certificate, authority, resolution, direction, declaration or exemption from, by or with a Governmental Agency.

Authorised Officer means a person appointed by a party to act as an authorised officer for the purposes of this agreement.

Break Fee Amount means $45 million.

Break Fee Date has the meaning given in clause 24.1 or 25.1 (as appropriate).

Business Day means a day other than a Saturday, Sunday or public holiday in Sydney, New South Wales.

Buy Back means the buy back by Merge Co of all Merge Co Converting Shares on the terms set out in the Buy Back Agreement.

Buy Back Agreement means the agreement between Merge Co and the Merge Co Converting Shareholders for the Merge Co Converting Shares to be bought back by Merge Co which will be attached to the Merge Co constitution.

Buy Back Booklet means the booklet sent to Merge Co Shareholders in accordance with clause 10.1(b).

Buy Back Consideration means the consideration for each Merge Co Converting Share that is bought back as specified in the Buy Back Agreement.

Buy Back Participants means a Merge Co Converting Shareholder on the Buy Back Record Date.

Buy Back Record Date means 5.00 p.m. on the Business Day that the Merge Co Converting Register is updated to record the issue of Merge Co Converting Shares to AGL Scheme Participants in accordance with the AGL Scheme.

Competing Takeover Proposal means:

(a) in relation to Alinta, any proposal or offer by a third party with respect to any transaction concerning an acquisition of all or a controlling interest in Alinta Shares (by purchase, merger, amalgamation, scheme of arrangement, dual listed structure, business combination, liquidation, dissolution, recapitalisation, takeover bid or otherwise) or the variation of such proposal or offer (including, without limitation, by the increase of consideration payable under the proposal) that is on superior terms (having regard to the consideration offered and conditions attached to the proposal or offer) to that offered (at the time of announcement of the Competing Takeover Proposal or variation of that proposal, as the case may be) under the Alinta Scheme;

(b) in relation to AGL, any proposal or offer by a third party with respect to any transaction concerning an acquisition of all or a controlling interest in AGL Shares (by purchase, merger, amalgamation, scheme of arrangement, dual listed structure, business combination, liquidation, dissolution, recapitalisation, takeover bid or otherwise) or the variation of such proposal or offer (including, without limitation, by the increase of consideration payable under the proposal) that is on superior terms (having regard to the consideration offered and conditions attached to the proposal or offer) to that offered (at the time of announcement of the Competing Takeover Proposal or variation of that proposal, as the case may be) under the AGL Scheme.

Competing Transaction means:

(a) *in relation to a Alinta, a transaction, which if completed, would mean that a person* other than AGL or a Related Body Corporate of AGL would:

  (i) acquire a relevant interest in or become the holder of more than 5% of Alinta Shares or the holder of a substantial part or a material part of the business, property or assets of Alinta or any of its subsidiaries;

  (ii) acquire control of Alinta, within the meaning of section 50AA of the Corporations Act;

  (iii) otherwise acquire or merge with Alinta whether by way of takeover bid, reverse takeover bid, scheme of arrangement, dual listed company structure or otherwise.

(b) in relation to AGL, a transaction, which if completed, would mean that a person other than Alinta or a Related Body Corporate of Alinta would:

   (i) acquire a relevant interest in or become the holder of more than 5% of AGL Shares or the holder of a substantial part or a material part of the business, property or assets of AGL or any of its subsidiaries;

   (ii) acquire control of AGL, within the meaning of section 50AA of the Corporations Act;

   (iii) otherwise acquire or merge with AGL (by purchase, merger, amalgamation, scheme of arrangement, dual listed structure, business combination, liquidation, dissolution, recapitalisation, takeover bid or otherwise).

Completion means completion of the Transaction on the Transaction Implementation Date.

Confidential Information means all information (regardless of its Material Form) disclosed to the Receiving Party by the Disclosing Party or any Related Entity or representative of the Disclosing Party under or in connection with this agreement, including:

(a) information which, either orally or in writing, is designated or indicated as being the proprietary or confidential information of the Disclosing Party or any of its Related Entities;

(b) information concerning the Schemes and the negotiations and discussions leading to the Schemes;

(c) information derived or produced partly or wholly from the information including any calculation, conclusion, summary or computer modelling; and

(d) trade secrets or information which is capable of protection at law or equity as confidential information,

whether the information was disclosed:

   (i) orally, in writing or in electronic or machine readable form;

   (ii) before, on or after the date of this agreement;

   (iii) as a result of discussions between the parties concerning or arising out of the Schemes; or

   (iv) by the Disclosing Party or any of its representatives, any of its Related Entities, any representatives of its Related Entities or by any third person.

Corporations Act means the Corporations Act 2001 (Cth).

Corporations Regulations means the Corporations Regulations 2001 (Cth).

Court means a court of competent jurisdiction under the Corporations Act.

Disclosing Party means the party disclosing Confidential Information.

Dispose means, in relation to an asset, any dealing with the asset, including but not limited to, a sale, transfer, assignment, trust, option, swap, lease, any alienation of all or any part of the rights attaching to the asset or interest in the asset, and includes any

attempt to so deal or the taking of any steps for the purpose of so dealing, and "Disposed" and "Disposal" have corresponding meanings.

Effective when used in relation to the AGL Scheme or the Alinta Scheme, means the coming into effect, pursuant to section 411(10) of the Corporations Act, of the order of the Court made under sections 411(4)(b) and 411(6) in relation to that Scheme.

Excluded Information means Confidential Information which:

(a) is in or becomes part of the public domain other than through breach of this agreement or an obligation of confidence owed to the Disclosing Party or any Related Entity of the Disclosing Party;

(b) the Receiving Party can prove by contemporaneous written documentation was already known to it at the time of disclosure by the Disclosing Party or its Representatives (unless such knowledge arose from disclosure of information in breach of an obligation of confidentiality);

(c) the Receiving Party acquires from a source other than the Disclosing Party or any Related Entity or Representative of the Disclosing Party where such source is entitled to disclose it; or

(d) has been required to be disclosed by law, or under any order of any Governmental Agency, or the rules of any stock exchange.

Governmental Agency means any foreign or Australian government or governmental, semi-governmental, administrative, fiscal or judicial body, department, commission, authority, tribunal, agency or entity, or any minister of the Crown in right of the Commonwealth of Australia, any State or Territory of the Commonwealth of Australia.

GST has the same meaning as GST in the GST Act.

GST Act means the A New Tax System (Goods and Services Tax) Act 1999 (Cth).

GST Law has the meaning given to it in the GST Act.

HOA means the Heads of Agreement between AGL and Alinta dated 26 April 2006.

Ineligible Overseas AGL Shareholder means an AGL Shareholder whose address as shown in the AGL Share Register on the AGL Scheme Record Date is in a jurisdiction other than Australia or its external territories.

Ineligible Overseas Alinta Shareholder means an Alinta Shareholder whose address as shown in the Alinta Share Register on the Alinta Scheme Record Date is in a jurisdiction other than Australia or its external territories.

Ineligible Buy Back Participant means a Merge Co Converting Shareholder whose address as shown on the Merge Co Converting Register on the Buy Back Record Date is in a jurisdiction other than Australia or its external territories.

Input Tax Credit has the same meaning as in the Australian GST Act.

Relationship Deed means the deed of that name between AGL, Alinta and Merge Co to be dated on or after the date of this agreement in relation to the apportionment of liabilities in the Agreed Form.

Listing Rules means the official listing rules of ASX.

Long Term Incentive Plan means AGL's long term incentive plan.

Material Form in relation to information, includes any form (whether visible or not) of storage from which the information can be reproduced and any form in which the information is reproduced, embodied or encoded.

Merge Co Converting Share means a fully paid converting energy share issued in the capital of Merge Co.

Merge Co Converting Register means Merge Co's register of members.

Merge Co Converting Shareholders means a holder of Merge Co Converting Shares as registered on the Merge Co Converting Register.

Merge Co Deed Poll means the deed poll to be executed by Merge Co in favour of Scheme Participants, undertaking to perform certain obligations under this agreement and the Schemes of Arrangement, in the Agreed Form.

Merge Co Group means Merge Co and its Subsidiaries and controlled entities.

Merge Co Ordinary Share means a fully paid ordinary share in the capital of Merge Co.

Merge Co Shares means the Merge Co Ordinary Shares and the Merge Co Converting Shares.

Merge Co Shareholder means a holder of Merge Co Shares.

Net Merger Value has the meaning given in Part 1 of Schedule 2.

No Shop Period means the period commencing on 26 April 2006 and ending on the Break Fee Date.

Notices has the meaning given in clause 32.1.

Policy Statement means a policy statement issued by ASIC.

PS 60 means Policy Statement 60 issued by the ASIC on 4 August 1999.

PS 142 means Policy Statement 142 issued by the ASIC on 4 August 1999.

Receiving Party means the recipient of Confidential Information.

Regulatory Authority means a Governmental Agency, any regulatory organisation established under statute and the ASX.

Regulatory Deed means a Deed to be entered into between AGL, AGL Energy, Alinta and Merge Co under the terms of which:

(a) Alinta is required to give AGL Energy written notice (**Disposition Notice**) in the event that a Regulatory Trigger occurs;

(b) the parties are required to implement the AGL Scheme on the basis that the Offending Asset does not form part of the assets owned by AGL at the time the AGL Scheme is implemented (AGL has three months to exercise its rights after receipt of a Disposition Notice);

(c) the parties as a consequence are required to agree a reduction in the AGL Scheme Consideration by deducting from the Net Merger Value the value agreed by the parties and recalculating the AGL Scheme Consideration accordingly.

For the purposes of the foregoing provisions of this clause **Regulatory Trigger** means each of the following events:

(a) if a Regulatory Authority issues an order, direction, decree, ruling or requirement which prohibits Alinta from acquiring ownership of any or part of any Alinta Scheme Asset (**Offending Asset**) or which prohibits the AGL Scheme from being implemented if the Offending Asset forms part of the assets owned by AGL at the time the AGL Scheme is implemented;

(b) if a Regulatory Authority obtains from a Court of competent jurisdiction a temporary restraining order, preliminary or permanent injunction or other order which prevents the AGL Scheme from being implemented if the Offending Asset forms part of the assets owned by AGL at the time the AGL Scheme is implemented; or

(c) if the ACCC accepts an undertaking from Merge Co and/or Alinta in connection with this Transaction which imposes an obligation (whether or not subject to any condition) on Merge Co, Alinta or AGL (or any of their respective subsidiaries) to divest (or use reasonable or best endeavours to divest) an Offending Asset.

Related Body Corporate of an entity has the same meaning as "related body corporate" has in the Corporations Act.

Related Entity of an entity has the same meaning as "related entity" has in the Corporations Act.

Relationship Deed means a deed to be entered into by Merge Co, AGL Energy and AGL in the form of the draft deed which is exhibited to the parties at the time of the signing of this agreement and marked Exhibit B except for the clauses specified in Exhibit C which the parties must negotiate in good faith and use their best endeavours to agree the terms of in accordance with the principles outlined in that Exhibit.

Scheme Effective Date means the date on which both the AGL Scheme and Alinta Scheme becomes Effective.

Schemes of Arrangement means the AGL Scheme of Arrangement and the Alinta Scheme of Arrangement.

Scheme Meetings means the AGL Scheme Meetings and the Alinta Scheme Meetings and Scheme Meeting means either one of them.

Scheme Participants means the AGL Scheme Participants and the Alinta Scheme Participants.

Schemes means the AGL Scheme and the Alinta Scheme and Scheme means either one of them.

Second Court Date means the first day of hearing of an application made to the Court for orders pursuant to sections 411(4)(b) and 411(6) of the Corporations Act approving the Schemes, as the case may be.

Security Interest includes any mortgage, pledge, lien or charge or any security or preferential interest or arrangement of any kind (including, without limitation, retention of title and any deposit of money by way of security, but excluding any charge or lien arising in favour of any Governmental Agency by operation of statute provided there is no default in payment of money owing under such lien or charge).

Subsidiary of an entity means another entity which is a subsidiary of the first within the meaning of part 1.2 division 6 of the *Corporations Act* or is a subsidiary or otherwise controlled by the first within the meaning of any approved accounting standard but to avoid doubt excludes, in the case of AGL, APT, the responsible entity of APT and ActewAGL.

Sunset Date means 31 December 2006 or such later date agreed by AGL and Alinta in writing.

Tax means any tax, levy, charge, impost, duty, fee, deduction, compulsory loan or withholding, which is assessed, levied, imposed or collected by any Governmental Agency and includes, but is not limited to any interest, fine, penalty, charge, fee or any other amount imposed on, or in respect of any of the above.

Third Party Consents means the AGL Third Party Consents and the Alinta Third Party Consents.

Total AGL Scheme Consideration means the aggregate amount of the AGL Scheme Consideration paid to AGL Scheme Participants, as further described in clause 5.2(c) and Schedule 2.

Total Alinta Scheme Consideration means the aggregate amount of the Alinta Scheme Consideration paid to Alinta Scheme Participants, as further described in clause 6.2(c) and Schedule 2.

Transaction means the implementation of the Alinta Scheme of Arrangement, the AGL Scheme of Arrangement, the Merge Co Buy Back and the issue of AGL Energy Shares as contemplated by this agreement, the restructure of AGL Energy contemplated by the draft Transaction Implementation Deed which forms Exhibit A and the internal restructure of the WA Retail Business and the sale of a 33% interest in that business to AGL Energy both as contemplated in the HOA.

Transaction Documents means those transaction documents required to implement the Transaction, being:

(a) the Transaction Implementation Deed;

(b) the Relationship Deed;

(c) the Merge Co constitution;

(d) the Regulatory Deed;

(e) a shared services agreement,

and such other agreements contemplated by the Transaction Implementation Deed or agreed by the parties.

Transaction Implementation Date means 10 Business Days after the AGL Scheme Effective Date and the Alinta Scheme Effective Date (which will be the same day) or such other date as agreed by the parties.

Transaction Implementation Deed means a Deed to be entered into by AGL, Alinta, Merge Co and AGL Energy materially in the form of the draft deed which is exhibited to the parties at the time of the signing of this agreement and marked Exhibit A under which the parties agree to procure that all steps required to be implemented in connection with the Transaction are implemented.

WA Retail Business has the meaning given to that expression in the HOA.

2 Interpretation

In this agreement the following rules of interpretation apply unless the contrary intention appears:

(a) headings are for convenience only and do not affect the interpretation of this agreement;

(b) the singular includes the plural and vice versa;

(c) words that are gender neutral or gender specific include each gender;

(d) where a word or phrase is given a particular meaning, other parts of speech and grammatical forms of that word or phrase have corresponding meanings;

(e) the words 'such as', 'including', 'particularly' and similar expressions are not used as, nor are intended to be, interpreted as words of limitation;

(f) a reference to:

   (i) a person includes a natural person, partnership, joint venture, government agency, association, corporation or other body corporate;

   (ii) a thing (including, but not limited to, a chose in action or other right) includes a part of that thing;

   (iii) a party includes its successors and permitted assigns;

   (iv) a document includes all amendments or supplements to that document;

   (v) a clause, term, party, schedule or attachment is a reference to a clause or term of, or party, schedule or attachment to this *agreement*;

   (vi) this agreement includes all schedules and attachments to it;

   (vii) a law includes a constitutional provision, treaty, decree, convention, statute, regulation, ordinance, by-law, judgment, rule of common law or equity and is a reference to that law as amended, consolidated or replaced;

   (viii) an agreement other than this agreement includes an undertaking, or legally enforceable arrangement or understanding, whether or not in writing; and

   (ix) a monetary amount is in Australian dollars;

(g) an agreement on the part of two or more persons binds them jointly and severally;

(h) when the day on which something must be done is not a Business Day, that thing must be done on the following Business Day;

(i) in determining the time of day, where relevant to this agreement, the relevant time of day is:

   (i) for the purposes of giving or receiving notices, the time of day where a party receiving a notice is located; or

(ii) for any other purpose under this agreement, the time of day in the place where the party required to perform an obligation is located; and

(j) no rule of construction applies to the disadvantage of a party because that party was responsible for the preparation of this agreement or any part of it.

Schedule 2 —
Schedule 2

Part 1 – Net Merger Value

Alinta Merger Value	$6,500m*
Add: Alinta Bridge Debt Amount	$1,200m
Less: AGL Infrastructure Debt	$(3,104m)
Less: Alinta's AGL 19.9% Stake Value	$(1,740m)
Less: AGL Merger Value	$(367m)
Net Merger Value	$2,489m*

Part 2 – Alinta Scheme Consideration

Alinta Scheme Consideration equals a number of Merge Co Ordinary Shares equal to the number of ordinary shares in Alinta determined on the Record Date on a fully diluted basis.

Part 3 – AGL Scheme Consideration

AGL Scheme Consideration equals (Net Merger Value divided by $10.80) plus 1 Merge Co Converting Shares for each AGL Share.

* Will be increased by the amount of the dividend reinvested in APT securities under the APT dividend reinvestment plan in respect of the period to Completion.

Schedule 3 — Statement Format

C:\NrPortbl\Docs\IPLUMRIDGE\[1054081_1.XLS]Working Capital adjustment

		Item [1&4]	Certified Reference Working Capital Statement [5]	Certified Working Capital Statement	Adjustment Statement
a	+	Receivables [2]	0	0	0
b	+	Inventories	0	0	0
c	+	Prepayments	0	0	0
d	-	Payables [2, 3]	0	0	0
e	-	Provisions [7]	0	0	0
		Net Cash Adjustment	**0**	**0**	**0**

Notes

1 All items are current ie the cash flow may be reasonably be expected to occur within the following 12 months

2 Excluding inter-company loans but including balances relating to transactions between Infrastructure & Energy in the ordinary course of business. With respect to the Certified Reference Working Capital Statement, to the extent that these items have not historically been settled on normal commercial

3 Excluding creditors relating to capital expenditure

4 Specific Exclusions

Unearned income

Employee related provisions/liabilities

Balances related to dividends declared and receivable from Associates (exclude from Certified Reference Working Capital Statement but include in the Certified Working Capital Statement)

Taxation payables/receivables (direct and indirect)

Deferred taxation balances

5 The Certified Reference Working Capital Statement will exclude Abnormal Items

6 Notwithstanding that the Certified Working Capital Statement will include Abnormal Items, AGL will employ best endeavours to ensure that these amounts are settled prior to Completion.

7 Notwithstanding item 1 this will exclude Non-Trading Provisions. The following account balances shall be included in Provisions

General ledger code	Description
Doubtful Debts	[insert description]

8 Cash related to the sale of assets is to be retained in AGL Infrastructure and does not form part of working capital.

9 ~~Excludes inter-entity amounts except as referred in note 2.~~

Schedule 4 — Accounting Principles

Schedule [...] Accounting Principles

1 The Certified Reference Working Capital Statement and the Certified Working Capital Statement must be prepared in accordance with the following:

1.1 the specific policies and principles set out in paragraph 2 of this Schedule.

1.2 to the extent not covered by paragraph 1.1, using the same accounting policies, principles, practices, standards, evaluation rules and procedures, methods and bases adopted by AGL in the financial statements for the six months ended 31 December 2005. For the avoidance of doubt the Certified Reference Working Capital Statement and the Certified Working Capital Statement should include any adjustments resulting from the implementation of Australian equivalents to International Financial Reporting Standards.

1.3 to the extent not covered by paragraphs 1.1 and 1.2, in accordance with the Accounting Standards.

2 Specific policies and principles for preparation of the Certified Working Capital Statement:

2.1 debtor provisions shall be calculated in a manner which is consistent with that applied in preparation of the management accounts;

2.2 No liabilities (including provisions and accruals) shall be reduced, except for payments in normal course, if there has been no change in the underlying nature of such liabilities. For the avoidance of doubt no estimates used in calculating liabilities (including provisions and accruals) shall be changed as a result of changes in the level of prudence applied to a specific balance.

Execution page

Executed as a deed.

Execution page

Executed as a deed.

Signed and delivered by **Alinta MergeCo Limited**

[signature]

Signature of director

Robert Browning

Name of director (print)

[signature]

Signature of director

Paul Anthony

Name of director (print)

Signed sealed and delivered for **The Australian Gas Light Company** under power of attorney in the presence of:

[signature]

Signature of witness

Philip Bredle

Name of witness (print)

[signature]

Signature of attorney

Paul Anthony

Name of attorney (print)

Signed and delivered by **Alinta Limited by:**

[signature]

~~Signature of director~~ *Robert Browning Managing Director For and on behalf of Alinta Limited*

~~Name of director (print)~~

[signature]

Signature of ~~director/secre~~tary *[illegible]*

Philip Bredle

~~Name of director/secretary (print)~~

Signed sealed and delivered for **AGL Energy Limited** under power of attorney in the presence of:

[signature]

Signature of witness

Philip Bredle

Name of witness (print)

[signature]

Signature of attorney

Paul Anthony

Name of attorney (print)


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Doc ID	Status	Status Date/ Time	Contact	Announcement Title
340604 (217kb)	Delivered	02 Jun 2006 09:19	Jane McAloon	Notice of Initial substantial Shareholde
340354 (59kb)	Released	01-Jun-2006 12:29	Jane McAloon	AGL and Alinta announce MIA
340314 (45kb)	Released	01-Jun-2006 10:59	Jane McAloon	MIA discussions to be completed toda
338222 (165kb)	Released	25-May-2006 10:43	Jane McAloon	AGL and CS Energy join forces in Mou
336568 (68kb)	Released	19-May-2006 09:50	Jane McAloon	ASX Statement 19 05 06
335171 (55kb)	Released	15-May-2006 17:11	Jane McAloon	AGL Notice of Completed Despatch fo
334170 (7MB)	Released	11-May-2006 14:38	Jane McAloon	AGL Bidders Statement
333309 (66kb)	Released	09-May-2006 11:15	Jane McAloon	Regulatory certainty for PNG pipeline
332979 (13MB)	Released	08-May-2006 12:24	Jane McAloon	AGL Target Statement 080506
332976 (16kb)	Error(4)*	08-May-2006 12:07	Jane McAloon	ASX Statement 08 05 06
332863 (4MB)	Released	08-May-2006 09:45	Jane McAloon	Letter to Shareholders 08 05 06
332635 (6MB)	Released	05-May-2006 18:17	Jane McAloon	Replacement Bidders Statement mark
332634 (6MB)	Released	05-May-2006 18:17	Jane McAloon	Replacement Bidders Statement clean
332631 (217kb)	Released	05-May-2006 18:07	Jane McAloon	Supplementary Bidders Statement
332625 (46kb)	Released	05-May-2006 18:07	Jane McAloon	ASX Statement 05 05 06
332406 (3MB)	Released	05-May-2006 11:48	Jane McAloon	AGL Energy Positioned for Growth anc
331606 (58kb)	Released	03-May-2006 11:39	Jane McAloon	Joint study costs greenhouse gas redu
331364 (45kb)	Released	02-May-2006 16:53	Jane McAloon	ASX Announcement 02 05 06

(1 to 18 of 338 announcements)

Copyright © 1996 by Australian Stock Exchange Limited. All rights reserved.
No part of this document may be reproduced, stored in a retrieval system or transmitted in any form or by any means, electronic mechanical, photocop recording or otherwise, without the prior written permission of Australian Stock Exchange Limited.
ISBN: 1 875262 11 3


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 05/06/2006

TIME: 18:11:33

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9921-2552

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Notice of Extension of Offer Period

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.



Tel: 02 9921 2999
Fax: 02 9921 2552

St Leonards
72 Christie Street
St Leonards NSW 2065

The Australian Gas Light Company
ABN 95 052 167 405

Locked Bag 1837
ST LEONARDS NSW 2065
www.agl.com.au

5 June 2006

To: Company Announcements Office
ASX

By: Electronic Lodgement

Notice of Extension of Offer Period

The Australian Gas Light Company (**AGL**) has today extended the offer period for its bid for Alinta Limited (**Alinta**). The offer now closes at 5.00pm (Perth time)/7.00pm (Sydney time) on 31 July 2006.

Attached are:

(a) a letter that is being sent by AGL to Alinta shareholders;

(b) a notice provided by AGL pursuant to:

(i) section 650D of the Corporations Act 2001 (Cth), giving formal notice that the offer period has been extended; and

(ii) section 630(2) of the Corporations Act, giving notice of 24 July 2006 as the new date for giving notice on the status of conditions of the offer.

For the purposes of ASX Listing Rule 3.2, AGL advises that:

(a) at the time of making the first of its offers (being 11 May 2005), AGL and its associates did not have a relevant interest in any fully paid ordinary shares in Alinta; and

(b) at the date of this notice, AGL and its associates had a relevant interest in 0.68% of the fully paid ordinary shares in Alinta.

Jane McAloon
Company Secretary
The Australian Gas Light Company

A copy of this notice was lodged with the Australian Securities and Investments Commission (ASIC) on 5 June 2006. ASIC takes no responsibility for the contents of the notice.

NOTICE OF VARIATION OF TAKEOVER OFFER FOR BID CLASS SECURITIES IN ALINTA LIMITED

To: **Alinta Limited ABN 40 087 857 001 (Alinta)**

And to: The holders of all of the fully paid ordinary shares in Alinta registered on 4 May 2006 (**Alinta Shareholders**).

1 Extension of Offer Period

In accordance with section 650D of the Corporations Act, The Australian Gas Light Company ABN 95 052 167 405 (**AGL**) hereby gives notice that it **varies** its offers dated 11 May 2006 for all of the fully paid ordinary shares in Alinta (**Offers**) contained in AGL's Bidder's Statement dated 5 May 2006 (**Bidder's Statement**) by:

(a) extending the period during which the Offers remain open for acceptance until 5.00pm Perth time/7.00pm Sydney time on 31 July 2006;

(b) substituting "31 July 2006" for "12 June 2006" where it appears in the Bidder's Statement; and

(c) substituting "24 July 2006" for "5 June 2006" where it appears in the Bidder's Statement.

2 Notice as to status of Defeating Conditions

In accordance with section 630(2) of the Corporations Act, AGL hereby gives notice that:

(a) the new date for giving notice as to the status of the defeating conditions set out in Section 9.8 of the Bidder's Statement is 24 July 2006;

(b) the Offers have not been freed from any of the defeating conditions set out in Section 9.8 of the Bidder's Statement; and

(c) so far as it knows, none of the defeating conditions set out in Section 9.8 of the Bidder's Statement were fulfilled as at the date of this notice.

3 Right to withdraw acceptances

In accordance with section 650E of the Corporations Act, as this notice results in a total extension of the Offer Period by more than one month, those Alinta Shareholders who have validly accepted the Offer on or before the date of this notice may withdraw their acceptance by giving notice to AGL (**Withdrawal Notice**) within one month beginning on the day after the day on which they received this notice (**Withdrawal Period**).


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 16/06/2006

TIME: 11:15:43

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9921-2552

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Public Version of AGL Undertaking to ACCC

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

[Public version]

Trade Practices Act 1974

Undertaking to the Australian Competition and Consumer Commission given for the purposes of

Section 87B

by

The Australian Gas Light Company (ACN 052 167 405)

Background

A On 13 March 2006, The Australian Gas Light Company (**AGL**) announced an offer to merge with Alinta Limited (**Alinta**), implemented through a scrip-for-scrip off-market takeover offer by AGL for all Alinta ordinary shares (**Bid**). Following the merger, AGL intends to proceed with a demerger of the combined AGL/Alinta energy and infrastructure businesses.

B The AGL Bid is subject to a number of conditions including AGL acquiring not less than 90 per cent of the ordinary shares in Alinta, and there being no objections from the Australian Competition and Consumer Commission (**Commission**). A full list of the conditions of AGL's offer is set out in Annexure 1.

C AGL offers these Undertakings to the Commission in relation to the merger with Alinta and the demerger of the combined AGL/Alinta energy and infrastructure businesses.

D These Undertakings address the way in which the Merged Entity will deal with certain assets currently held by each of AGL and Alinta, about which the Commission has competition concerns should they be held by the Merged Entity.

E These Undertakings do not constitute an admission by AGL or Alinta that the proposed merger would substantially lessen competition in any particular market in contravention of section 50 of the Act.

F The Commission agrees that upon the Commission accepting these Undertakings and the Undertakings being implemented, the Commission's concerns in respect of the proposed merger will be addressed.

Definitions

Act means the *Trade Practices Act 1974* (Cth).

AGL means The Australian Gas Light Company (ACN 052 167 405) and/or its Related Bodies Corporate.

Agility means the AGL business of energy asset management and network services principally undertaken by the AGL company Agility Management Pty Limited.

Agility-APT Service Contracts means the agreements referred to in clause 5(b).

AIH means Alinta Infrastructure Holdings (comprising Alinta Infrastructure Limited (ACN 108 311 100) and Alinta Infrastructure Trust (ARSN 115 765 985) and Alinta Infrastructure Investment Trust (ARSN 115 766 179)).

Alinta means Alinta Limited (ACN 087 857 001) and/or its Related Bodies Corporate.

Alinta Asset Management and Network Services means the Alinta business of energy asset management and network services principally undertaken by the Alinta companies: Alinta, Alinta Network Services Pty Ltd (ACN 104 352 650); National Power Services (ACN 073 613 733); Alinta Management Services Pty Ltd (ACN 115 403 739); Alinta Power Services (ACN 108 664 151), Alinta Asset Management Pty Ltd and/or Alinta Asset Management (2) Pty Ltd.

Alinta EATM means Alinta EATM Pty Ltd (ABN 70 083 050 168).

Alinta EATM EGP Contracts means Alinta EATM's wholesale agreements under which it supplies gas delivered through the EGP to EnergyAustralia and Country Energy.

Alinta's Proposed Transaction means the proposed acquisition of AGL by Alinta, the subject of Alinta's application for informal clearance lodged with the Commission in or around March 2006.

APC means the AGL Petronas Consortium, a 50/50 joint venture between AGL and Petronas for the purpose of constructing the PNG Australian Pipeline.

Approved Purchaser has the meaning given to it in clause 44.

APL means Australian Pipeline Ltd (ACN 091 344 704).

APT means Australian Pipeline Trust (ARSN 091 678 778).

Bid means the offer by AGL for all Alinta ordinary shares described in Recital A.

Business Day means a day on which all banks are open for business generally in the State of New South Wales excluding gazetted public holidays, Saturdays and Sundays.

Combined Energy Business means one of the two separately listed companies to result from the Demerger the principal business activities of which are merchant and retail energy including the ownership and operation of electricity generation plant, a 30% interest in APT and the performance of the Agility-APT Service Contracts.

Combined Infrastructure Business means one of the two separately listed companies to result from the Demerger the principal business activities of which are ownership, operation and management of energy, pipeline and network infrastructure.

Combined Infrastructure Business Transmission Interests means the interests referred to in clause 6.

Commission means the Australian Competition and Consumer Commission.

Control Date means the date on which AGL becomes the registered holder and beneficial owner of 20% or more of the ordinary shares in Alinta.

Corporations Act means the *Corporations Act 2001* (Cth).

Court means the Federal Court of Australia.

Demerger means the separation of the Merged Entity's businesses to result in two separately listed companies, Combined Energy Business and Combined Infrastructure Business, on the Australian Stock Exchange with neither company holding shares in the other.

Demerger Date means the date on which the Combined Energy Business and the Combined Infrastructure Business are listed on the Australian Stock Exchange.

Divestment Businesses has the meaning given to it in clause 24.

Elgas means Elgas Ltd (ACN 002 749 260).

Hold Separate Termination Date means the Demerger Date, or the date on which divestiture described in clauses 24 to 49 is completed, or the date on which the Commission advises in writing that it does not have any competition concerns in relation to the Transaction in the absence of the hold separate undertakings described in clause 20, whichever occurs first.

Initial Sale Period means **[Confidential]** from the Trigger Date.

Jointly Proposed Transaction means the proposed transaction between AGL and Alinta, the subject of Alinta's application for informal clearance lodged with the Commission on or about 4 May 2006.

Merged Entity means AGL following the Transaction.

Merged Entity Divestiture Team means the representatives of the Merged Entity who are responsible for the divestment of the Divestment Businesses.

PNG Australian Pipeline means the pipelines proposed to be constructed from the PNG/Australia border to a number of delivery points in Queensland and the Northern Territory to transport PNG gas to markets in Queensland, Northern Territory and south east Australia.

PNG Australia Pipeline Project means the project to be undertaken by APC to construct the PNG Australian Pipeline.

Proposed Approved Purchaser has the meaning given to it in clause 45.

Related Bodies Corporate has the meaning given in sub-section 4A(5) of the Act.

Third Party Consent Period means **[Confidential]** after the execution of the conditional agreement referred to in clause 29(a) (or such further time as the Commission may agree).

Transaction means the proposed merger of AGL and Alinta as a result of an off-market takeover offer by AGL for all of Alinta's ordinary shares.

Trigger Date means the 9 month anniversary of the Control Date.

Undertakings

1 These Undertakings commence upon their acceptance by the Commission.

Demerger

2 The Merged Entity undertakes that it will use its best endeavours to convene a shareholders' meeting and do all things necessary to have the Demerger implemented by the Trigger Date.

3 The Merged Entity undertakes that the allocation of certain assets between the Combined Energy Business and the Combined Infrastructure Business will be as described in clauses 4 to 17 below.

Gas transmission assets

4 The Merged Entity will allocate certain gas transmission interests as between the Combined Energy Business and the Combined Infrastructure Business in the manner set out in clauses 5 to 6 below.

5 The Merged Entity undertakes that the proposed Demerger will provide that the Combined Energy Business will hold the following interests:

(a) PNG Australia Pipeline Project (AGL's 50% interest);

(b) Agility's APT contracts (under which Agility provides asset management and network services) in relation to:

   (i) Moomba to Sydney Pipeline;

   (ii) Goldfields Gas Pipeline;

   (iii) Parmelia Pipeline;

   (iv) Carpentaria Gas Pipeline;

   (v) Roma to Brisbane Pipeline;

   (vi) Midwest Pipeline; and

   (vii) Amadeus to Darwin Pipeline

   (**Agility-APT Service Contracts**)

(c) Assets and capability necessary to perform the contracts in (b);

(d) AGL's 30% interest in APT, which in turn owns:

   (i) the Mondarra gas storage facility in WA; and

   (ii) the following pipeline assets:

State	Pipeline	Licence(s)	APT Interest
WA	Goldfields Gas Pipeline	WA:PL24	88.2%
WA	Kalgoorlie to Kambalda	WA:PL27	100%
WA	Parmelia Pipeline	unregulated	100%
WA	Midwest Pipeline	unregulated	50%
Qld	Carpentaria Gas Pipeline	Qld:PPL41	100%
Qld	Roma to Brisbane	Qld:PPL2	100%
NSW	Moomba to Sydney Pipeline System	SA:PL7 Qld:PPL21 NSW:16, 17, 18, 19, 20, 21, 22, 23	100%

NSW	Central West Pipeline	NSW:25	100%
NT	Amadeus to Darwin Pipeline	NT:PL4 NT:PL18	96% of NT Gas, 100% of laterals

WA = Pipeline Licence issued under the Petroleum Pipelines Act 1969 (WA)
Qld = Pipeline Licence issued under the Petroleum Act 1923 (Qld)
SA = Pipeline Licence issued under the Petroleum Act 1940 (SA)
NSW = Pipeline Licence issued under the Pipelines Act 1967 (NSW)
NT = Pipeline Licence issued under the Energy Pipelines Act 1983 (NT)

6 The Merged Entity undertakes that the proposed Demerger will provide that the Combined Infrastructure Business will own and operate the following gas transmission interests:

(a) Alinta's 20% interest in the Dampier to Bunbury Natural Gas Pipeline (licence WA:PL40, operated by Alinta Network Services Pty Ltd);

(b) Agility (other than the Agility-APT Service Contracts and sufficient capability (assets and people) to enable the Combined Energy Business to perform those contracts);

(c) Alinta Asset Management and Network Services (relevantly, the operator of the Eastern Gas Pipeline, Dampier to Bunbury Natural Gas Pipeline and the Queensland Gas Pipeline);

(d) Alinta's 20% interest in AIH which in turn owns:

(i) the VicHub gas pipeline interconnect, an interconnect facility situated at Longford, that enables gas to flow between the Eastern Gas Pipeline, Tasmanian Gas Pipeline and GasNet Australia Limited's Victorian gas transmission system; and

(ii) the following pipeline assets:

State	Pipeline	Licence	AIH Interest
WA	Goldfields Gas Pipeline	WA:PL24	11.8%
Qld	Queensland Gas Pipeline (Wallumbilla to Rockhampton System)	Qld:PPL30	100%
NSW	Eastern Gas Pipeline	unregulated	100%
Tas	Tasmania Gas Pipeline	unregulated	100%

WA = Pipeline Licence issued under the Petroleum Pipelines Act 1969 (WA)
Qld = Pipeline Licence issued under the Petroleum Act 1923 (Qld)

Separation of gas retail and distribution networks

7 The Merged Entity will allocate AGL's and Alinta's gas retail and distribution interests as between the Combined Energy Business and the Combined Infrastructure Business in the manner set out in clauses 8 to 11 below.

8 The Merged Entity undertakes that the proposed Demerger will provide that the Combined Energy Business will own and operate the following gas retail interests:

(a) the business conducted in Victoria pursuant to the gas retail licence issued by the Essential Services Commission to AGL Sales Pty Limited (ABN 88 090 538 337);

(b) the business conducted in NSW pursuant to gas retail authorisations given by the NSW Minister for Utilities to AGL Energy Sales and Marketing Ltd, AGL Retail Energy Limited and AGL Sales Pty Limited;

(c) the business conducted in South Australia pursuant to the gas retail licence issued by the Technical Regulator to AGL South Australia Pty Limited (ACN 091 105 092) on 22 March 2001;

(d) the business conducted in Western Australia pursuant to the gas trading licences GTL1, GTL2 and GTL3 issued by the Coordinator of Energy for Western Australia to AlintaGas Sales Pty Ltd;

(e) the 50% interest of AGL in the business conducted in NSW pursuant to the gas retail authorisation given by the NSW Minister for Utilities to ActewAGL Retail, and in the ACT pursuant to the utilities services licence issued by the Independent Competition and Regulatory Commission to ActewAGL Retail;

(f) the 50% interest of AGL in the LPG retail business conducted by Elgas.

9 The Merged Entity undertakes that the Combined Infrastructure Business will not own or operate any AGL or Alinta gas retail business as a result of the Demerger.

10 The Merged Entity undertakes that the proposed Demerger will provide that the Combined Infrastructure Business will own and operate the following AGL and Alinta gas distribution interests:

(a) the natural gas reticulation business conducted in NSW pursuant to the gas reticulation authorisation given by the NSW Minister for Utilities to AGL Gas Networks Limited;

(b) the 50% interest of AGL in the natural gas reticulation business conducted in NSW pursuant to the gas reticulation authorisation given by the NSW Minister for Utilities to ActewAGL Distribution, and in the ACT pursuant to the utilities service licence issued by the Independent Competition and Regulatory Commission to ActewAGL Distribution;

(c) the 74.1% interest of Alinta in the business conducted in Western Australia pursuant to the gas distribution licences GDL1, GDL2 and GDL3 issued to AlintaGas Networks Pty Ltd by the Coordinator of Energy for Western Australia; and

(d) the 20.1% interest of Alinta in the business conducted in Victoria pursuant to the gas distribution licence issued by the Essential Services Commission to Multinet Gas (DB No.1) Pty Ltd (ACN 086 026 986) and Multinet Gas (DB No.2) Pty Ltd (ACN 086 230 122) trading as Multinet Partnership.

11 The Merged Entity undertakes that the Combined Energy Business will not own or operate any AGL or Alinta gas distribution business as a result of the Demerger.

No cross ownership or control – gas retail and transmission/distribution

12 The Merged Entity undertakes that, immediately after the Demerger, the constitution of the Combined Energy Business will prohibit it from holding shares in the Combined Infrastructure Business or any related body corporate, and the Merged Entity will procure from the Combined Energy Business an undertaking to the Commission under section 87B of the Act that the Combined Energy Business:

(a) will not, during the three year period from the Demerger Date, acquire shares in the Combined Infrastructure Business;

(b) will not, during the five year period from the Demerger Date, appoint as a director a person who is a director of the Combined Infrastructure Business;

(c) will during the five year period from the Demerger Date, terminate the appointment of any director who accepts a directorship on the Board of the Combined Infrastructure Business; and

(d) will not, during the five year period from the Demerger Date, provide energy asset management and network services in relation to the energy transmission and distribution interests of the Combined Infrastructure Business.

13 The Merged Entity undertakes that, immediately after the Demerger, the constitution of the Combined Infrastructure Business will prohibit it from holding shares in the Combined Energy Business or any related body corporate, and the Merged Entity will procure from the Combined Infrastructure Business an undertaking to the Commission under section 87B of the Act that the Combined Infrastructure Business:

(a) will not, during the three year period from the Demerger Date, acquire shares in the Combined Energy Business;

(b) will not, during the five year period from the Demerger Date, appoint as a director a person who is a director of the Combined Energy Business;

(c) will during the five year period from the Demerger Date, terminate the appointment of any director who accepts a directorship on the Board of the Combined Energy Business; and

(d) will not, during the five year period from the Demerger Date, provide energy asset management and network services in relation to the energy transmission and distribution interests of the Combined Energy Business.

14 The Merged Entity undertakes that the terms of the Demerger will provide for no cross shareholdings between the Combined Infrastructure Business and the Combined Energy Business at the time the Demerger is implemented.

15 The Merged Entity undertakes that there will be no agreements as a result of the Demerger under which the Combined Energy Business will provide energy asset management and network services in relation to the energy transmission and distribution interests of the Combined Infrastructure Business.

16 The Merged Entity undertakes that each of the Combined Infrastructure Business and the Combined Energy Business will be separately listed on the Australian Stock Exchange and constituted with separate board and separate management.

Other assets – no competition issues

17 Other major assets currently held by AGL and Alinta are proposed to be allocated through the proposed Demerger to the Combined Energy Business as set out in Annexure 2 and to the Combined Infrastructure Business as set out in Annexure 3.

Hold separate

18 The Merged Entity undertakes that it will not, as a unitholder in APT, from the Control Date to the Hold Separate Termination Date:

(a) nominate a person to fill a vacancy on the Board of APL;

(b) vote at any meeting of unitholders called for the purpose of approving the nomination of a person to be appointed to the Board of APL; or

(c) vote in any postal ballot undertaken for the purpose of approving the nomination of a person to be appointed to the Board of APL.

19 The Merged Entity undertakes that it will not, from the Control Date to the Hold Separate Date, remove a director of the APL Board appointed by AGL or a related body corporate, unless expressly asked to do so by a majority of the APL Board (although the Merged Entity is not obliged by these Undertakings to comply with such a request).

20 The Merged Entity undertakes that it will, from the Control Date to the Hold Separate Termination Date:

(a) take all steps necessary to preserve the Divestment Businesses as a viable going concern including not proposing or consenting to any sale or transfer of the assets of APT identified in clause 5(d) above to any Related Body Corporate of AGL or Alinta or the Merged Entity;

(b) procure that the management and operation of the Divestment Businesses is conducted separately from the management and staff of the Merged Entity, and any of its Related Bodies Corporate who are responsible for the operation of the Combined Infrastructure Business Transmission Interests;

(c) ensure that the management of the Divestment Businesses operate those businesses independently of the Combined Infrastructure Business Transmission Interests and in particular, empower them independently to:

(i) acquire and pay for sufficient and timely deliveries of all goods and services required by the Divestment Businesses;

(ii) continue to market, price and sell all goods and services as were provided prior to the Control Date by the Divestment Businesses; and

(iii) maintain all current contracts and agreements of the Divestment Businesses;

(d) subject to clause 21 below, take all steps necessary to:

(i) keep the books and records of the Divestment Businesses separate from those of the operations of the Combined Infrastructure Business Transmission Interests;

(ii) ensure that no information in relation to the Divestment Businesses (including pricing information and customer information) is directly or indirectly disclosed to any person except as required for the conduct of the Divestment Businesses; and

(iii) direct management of the Divestment Businesses and the management of the Merged Entity to act in accordance with the obligations in this clause 20;

(e) provide and maintain access to sufficient working capital and sources of credit for the Divestment Businesses so as to ensure (so far as it is within the Merged Entity's reasonable ability to do so) that the Divestment Businesses are able to continue to provide the same level and quality of services that they were providing prior to the Transaction.

21 The Merged Entity is entitled to receive and use:

(a) all publicly available information;

(b) all information necessary to enable the Merged Entity to comply with legal and reporting obligations in Australia, including taxation, accounting and ASX continuous and periodical disclosure obligations;

(c) such aggregate commercial and financial information compiled by the Divestment Businesses as is reasonably necessary to enable the directors of the Merged Entity or its Related Bodies Corporate to fulfil their duties as directors;

(d) such aggregate commercial and financial information compiled by the Divestment Businesses as is reasonably necessary to enable the Merged Entity to effect any divestiture of the Divestment Businesses in accordance with these Undertakings.

22 The Merged Entity Divestiture Team is entitled to receive and use, exclusively for the purpose of effecting any divestiture of the Divestment Businesses, all information necessary to enable the Merged Entity to effect any such divestiture.

23 The Merged Entity has the right to defend any legal claims, investigations or enforcement actions threatened or brought in respect of the Divestment Businesses and to access such books, records, information and staff assistance as is reasonably necessary for this purpose.

Divestiture

24 The Merged Entity undertakes that if by the Trigger Date the Demerger has not been implemented , it will, in accordance with the sale process outlined in clauses 25 to 30 below, use its best endeavours to divest the following businesses:

(a) the 30% interest in APT;

(b) the 50% interest in APL;[1]

(c) the Agility-APT Service Contracts and sufficient assets and capability from Agility to operate and service these contracts; and

(d) the Alinta EATM EGP Contracts,

(**Divestment Businesses**, with each of (a), (b), (c) and (d) above constituting a **Divestment Business**)

either by:

[1] Note: Pursuant to clause 7.1 of APL's Constitution, AGL's entitlement to appoint two directors to the APL Board is conditional upon AGL or its related bodies corporate owning not less than 30% of the issued units in APT, and AGL will therefore lose that entitlement upon sale of its interest in APT.

(e) a sale to an Approved Purchaser, by way of an off market transfer in the case of the business referred to in (a) and sale of the assets and rights in the businesses referred to in (b), (c) and (d) (**Trade Sale**); or

(f) an initial public offering of shares in an entity that owns assets and rights which include the Divestment Businesses (**IPO**).

Trade Sale – Invitation to Tender

25 If the Merged Entity wishes to pursue a Trade Sale, the Merged Entity will, within 45 days after the Trigger Date, invite offers to purchase each of the Divestment Businesses (or entities holding the shares in those businesses, where relevant) by:

(a) sending notices to prospective purchasers identified by the Merged Entity; and

(b) publishing details of the invitation to tender in appropriate publications, notifying prospective purchasers that the relevant Divestment Businesses will be offered for sale and requesting registration of expressions of interest in one or more of the Divestment Businesses within 30 days of the date of despatch of the notices. The Merged Entity will provide to the Commission, within 5 Business Days of despatch, copies of the notices and invitation together with the list of addressees.

26 The Merged Entity will use its best efforts to enter into contracts of sale for the Divestment Businesses pursuant to clause 25 above within the Initial Sale Period.

27 The Merged Entity will use its best efforts to complete the sale of each Divestment Business within 100 Business Days of a Proposed Approved Purchaser becoming an Approved Purchaser (the **Completion Period**).

Sale consents

28 Without affecting the Merged Entity's obligations to divest the Divestment Businesses, the sale and/or assignment of any assets, licences, permits or approvals used by, or in, the Divestment Businesses at the date of these Undertakings that are leased or subject to third party consent upon a change of control or transfer of the business will be subject in each case to the Merged Entity obtaining the relevant written consent of the lessor or third party to the continuation of the use, after the sale of such business in accordance with this Undertaking, of such asset, licence, permit or approval (including the transfer, assignment or novation of such instrument if appropriate) by the Divestment Business, on no less favourable terms than enjoyed by the Divestment Business at the date of this Undertaking (**Third Party Consents**).

29 The Merged Entity must:

(a) use its best endeavours excluding, for the avoidance of doubt, the payment of money, to procure all Third Party Consents as soon as practicable after the execution of a conditional agreement in relation to the Trade Sale;

(b) comply with all reasonable requirements necessary to obtain all Third Party Consents including providing necessary information promptly to the lessor or third party; and

(c) act in good faith in its negotiations to obtain all Third Party Consents.

30 In the event that a sale of a Divestment Business cannot be completed by the end of the Completion Period due to the Merged Entity's failure to procure a Third Party Consent the Merged Entity may, within five Business Days of becoming aware that the sale cannot be completed, request an extension of the Initial Sale Period. Where such a request is made, the Commission must consider it in good faith having regard to the impact on competition that the continued ownership of the Divestment Business by the Merged Entity will have, and, if satisfied

that the extension will not adversely affect competition, may extend the Initial Sale Period to allow the Merged Entity to identify an alternative purchaser..

IPO

31 If the Merged Entity wishes to pursue the IPO, it must use its best efforts to ensure that if the IPO is implemented it is completed within the Initial Sale Period.

Appointment of Proposed Agent

32 If at the expiration of the Initial Sale Period, a Divestment Business has not been sold by way of an IPO, or a conditional contract of sale has not been entered into in respect of a Divestment Business with an Approved Purchaser, it becomes an Unsold Divestment Business

33 If a conditional contract has been entered into with an Approved Purchaser in respect of a Divestment Business within the Initial Sale Period but at the end of the relevant Completion Period the sale of that Divestment Business has not been completed and no extension has been granted under clause 30, then the Divestment Business becomes an Unsold Divestment Business.

34 The Merged Entity must, within 10 Business Days of a Divestment Business becoming an Unsold Divestment Business, identify a person as a prospective sales agent for that Unsold Divestment Business (**Proposed Agent**).

35 The Proposed Agent must in each case be a person that is independent of the Merged Entity and has the qualifications and experience necessary to effect the sale of the relevant Unsold Divestment Business.

36 The Merged Entity will advise the Commission in writing within 5 Business Days of the Merged Entity selecting each Proposed Agent, of the identity of the Proposed Agent together with such information that the Commission reasonably requires to assess whether the Proposed Agent satisfies the criteria set out in clause 35.

37 If, within 5 Business Days of receipt of the information from the Merged Entity referred to in clause 36 (or such further period as the Commission and the Merged Entity may agree):

(a) the Commission does not object to the Proposed Agent, the Merged Entity will appoint the Proposed Agent as soon as practicable thereafter and forward to the Commission a copy of the executed terms of appointment of the Proposed Agent; or

(b) the Commission does object to the Proposed Agent, the Merged Entity must either (at the Commission's election):

(i) identify an alternative prospective sales agent for the Unsold Divestment Businesses for consideration by the Commission pursuant to this clause; or

(ii) appoint the nominee of the President of the Institute of Chartered Accountants of Australia as the Proposed Agent and the Merged Entity must require him or her to carry out the functions contemplated pursuant to clauses 38 to 42 below.

Sale by Approved Agent

38 Within 5 Business Days of the appointment of the Proposed Agent referred to in clause 37 (**Approved Agent**), the Merged Entity must procure and/or grant the Approved Agent all necessary power and authority to divest, sell and transfer the relevant Unsold Divestment Businesses in the manner and on the terms (including as to price) considered appropriate by the Approved Agent, in its sole discretion, to ensure compliance with these Undertakings.

39 The appointment referred to in clause 38 may be subject to a condition that if more than one Approved Purchaser makes an offer for the Unsold Divestment Businesses the Approved Agent must accept the offer or offers that would maximise the total price paid for the Unsold Divestment Businesses.

40 Within 5 Business Days after the appointment of the Approved Agent, the Merged Entity will procure, execute and provide an unconditional (except as permitted under clause 39) and irrevocable power of attorney in favour of the Approved Agent that:

(a) grants the Approved Agent all rights and powers necessary to permit the Approved Agent to effect the divestiture of the relevant Unsold Divestment Business; and

(b) unconditionally (save for fraud, negligence or breach of duty) indemnifies the Approved Agent against loss and damage incurred by the Approved Agent, arising directly or indirectly from the Approved Agent exercising or attempting to exercise the powers and rights conferred upon it under the power of attorney.

41 The Merged Entity will provide the Approved Agent with:

(a) all relevant information available to the Merged Entity; and

(b) all reasonable assistance,

to enable the Approved Agent to divest, sell and transfer the relevant Unsold Divestment Businesses as quickly as possible.

42 The Merged Entity will indemnify the Approved Agent against any loss and damage incurred by the Approved Agent in the course of carrying out his or her functions in accordance with the terms of his or her appointment. The Merged Entity will promptly pay the costs of the Approved Agent in the performance of his or her functions under clause 38.

Approved Purchasers

43 Unless the Commission requires otherwise, the Merged Entity must not sell, and must not authorise the Approved Agent to sell, the Divestment Businesses to purchasers other than Approved Purchasers.

44 An Approved Purchaser is a prospective purchaser of one or more Divestment Businesses that:

(a) is independent of and has no significant direct or indirect interest in the Merged Entity;

(b) the Merged Entity believes in good faith, having made reasonable inquiries, is of good financial standing and has an intention to operate the relevant Divestment Businesses as a going concern; and

(c) has not been objected to by the Commission within the objection period specified in clause 47 below.

45 Within 5 Business Days of the Merged Entity or the Approved Agent reaching a "conditional sale" agreement with a prospective purchaser for one or more Divestment Businesses (**Proposed Approved Purchaser**), the Merged Entity will provide the Commission with the following information and such other information that the Commission reasonably requires to assess whether the purchase of the Divestment Businesses by the Proposed Approved Purchaser satisfies the criteria set out in clause 44:

(a) the name, address and all other available contact details of the Proposed Approved Purchaser;

(b) a copy of a signed conditional sale and purchase agreement with the Proposed Approved Purchaser;

(c) a description of the business carried on in Australia by the Proposed Approved Purchaser; and

(d) the names of the ultimate holding company and directors of the Proposed Approved Purchaser.

46 The Merged Entity will use best endeavours to notify the Commission of an intended Proposed Approved Purchaser as early as possible and request the Commission to advise whether it is likely to raise any objection to that purchaser.

47 If, within 20 Business Days of receipt of the information from the Merged Entity referred to in clause 45 (or such further period as the Merged Entity and the Commission may agree) the Commission does not object to the Proposed Approved Purchaser, the Proposed Approved Purchaser becomes an Approved Purchaser for the purposes of these Undertakings..

48 The Commission may only object to the Proposed Approved Purchaser on the basis that it has formed the opinion that sale to the Proposed Approved Purchaser is likely to result in a substantial lessening of competition in a market in Australia when compared to the likely competition in that market in the absence of the Transaction and in that event, the Commission will provide the Merged Entity with a written statement of its reasons including the material facts it relies on for its view, on a confidential basis.

49 In the event of an objection as provided under clause 44(c) (which the Merged Entity undertakes not to challenge), the Merged Entity must identify an alternative Proposed Approved Purchaser for consideration by the Commission as soon as practicable.

Obligations to procure and notify

50 Where the performance of an obligation under these Undertakings or the effectiveness of these Undertakings requires a Related Body Corporate of the Merged Entity to take some action or refrain from taking some action, the Merged Entity will use its best endeavours to procure that Related Body Corporate to take that action or refrain from taking that action.

51 The Merged Entity will promptly provide to the Commission, in confidence, and subject to any obligations of confidence owed to third parties, all information reasonably requested by the Commission which is relevant to the performance of these Undertakings.

Alinta's wholesale gas business

52 The Merged Entity undertakes that there will be no agreements as a result of the Demerger under which the Combined Energy Group will acquire or otherwise hold an interest in the Alinta EATM EGP Contracts.

Further information

53 AGL or the Merged Entity, as the case requires, will provide to the Commission all information and documents that the Commission reasonably requests for the purpose of monitoring compliance with these Undertakings. AGL or the Merged Entity will comply within 10 Business Days of receipt of such a request, or such further period of time as the Commission may agree.

Monitoring

54 The Merged Entity will provide the Commission with a report on its compliance with these Undertakings within three months of the Control Date, and every three months thereafter, until the Hold Separate Termination Date.

55 The Commission will not provide to a third party any report provided to it by the Merged Entity pursuant to clause 54 without the Merged Entity's written consent.

Clearance granted to other transactions involving AGL and Alinta

56 In the event that the Commission grants informal clearance to Alinta's Proposed Transaction or a transaction to substantially the same effect:

(a) if that clearance is not conditional on the Commission accepting an undertaking under section 87B of the Act, the Commission and AGL agree to negotiate in good faith the discharge of these Undertakings and, if already given, the undertakings referred to in clauses 12 and 13; or

(b) if that clearance is conditional on the Commission accepting an undertaking under section 87B of the Act (**Alternative Undertaking**) that in AGL's reasonable opinion is less onerous than these Undertakings, the Commission and AGL agree to negotiate in good faith:

(i) the replacement of these Undertakings with an undertaking that is no more onerous than the Alternative Undertaking; and

(ii) if already given, the discharge or replacement of the undertakings referred to in clauses 12 and 13, reflecting the terms of the Alternative Undertaking.

57 In the event that the Commission grants informal clearance to the Jointly Proposed Transaction or a transaction to substantially the same effect, the Commission and AGL agree to negotiate in good faith:

(a) the replacement of these Undertakings with an undertaking that reflects the terms on which the Commission granted that informal clearance; and

(b) if already given, the discharge or replacement of the undertakings referred to in clauses 12 and 13, reflecting the terms on which the informal clearance was granted,

whether or not that clearance is subject to an undertaking under section 87B of the Act.

58 For the purposes of clauses 56 and 57 a reference to AGL is a reference to AGL or the Merged Entity, as the case requires.

The Commission

Name: The Australian Competition and Consumer Commission
Address: PO Box 1199, Dickson ACT 2602; 470 Northbourne Ave, Dickson, ACT 2602
Fax number: (02) 6243 1211
Attention: The Chairman

AGL

Name: The Australian Gas Light Company
Address: AGL Centre, 72 Christie Street, St Leonards, NSW 2065
Fax number: 02 9921 2096
Attention: General Counsel

The Common Seal of **THE AUSTRALIAN GAS LIGHT COMPANY ACN 052 167 405** is fixed in the presence of:

THE AUSTRALIAN GAS LIGHT COMPANY

Signature of Director | Signature of ~~Director/~~Secretary

PAUL ANTHONY | JANE McALOON

Name of Director (print) | Name of ~~Director~~/Secretary (print)

DATED 15 June 2006

ACCEPTED BY THE AUSTRALIAN COMPETITION AND CONSUMER COMMISSION

Graeme Samuel/Chairman

DATED 15 June 2006

Annexure 1

Bid Conditions

1 90% Minimum acceptance condition

At the end of the Offer Period, AGL has a relevant interest in more than 90% (by number) of Alinta Shares.

2 ACCC

Before the end of the Offer Period, either:

(a) AGL receives notice in writing from the ACCC to the effect that the ACCC does not propose to intervene or seek to prevent AGL's acquisition of Alinta Shares under the Offers pursuant to Section 50 of the *Trade Practices Act*; or

(b) AGL is granted clearance or authorisation to acquire Alinta Shares under the Offers by the ACCC or the Australian Competition Tribunal under Part VII of the *Trade Practices Act*, and no application for review of such clearance or authorisation is made within the period prescribed by the *Trade Practices Act*.

3 Regulatory approvals

Before the end of the Offer Period, all necessary approvals for the proposed transaction (other than the approval referred to in paragraph 2), including (without limitation):

(a) all approvals which are required by law or by any Public Authority to permit the Offers to be made to and accepted by Alinta Shareholders in all applicable jurisdictions; and

(b) all approvals which are required by law or by any Public Authority as a result of the Offers or the acquisition of the Alinta Shares and which are necessary for the continued operation of the business of Alinta and its subsidiaries or of AGL and its subsidiaries,

are granted, given, made or obtained on an unconditional basis and, at the end of the Offer Period, remain in full force and effect in all respects and are not subject to any notice, intention or indication of intention to revoke, suspend, restrict, modify or not renew the same.

4 No regulatory actions

Between the Announcement Date and the end of the Offer Period:

(a) there is not in effect any preliminary or final decision, order or decree issued by a Public Authority;

(b) no action or investigation is announced, commenced or threatened by any Public Authority; and

(c) no application is made to any Public Authority (other than by AGL),

in consequence of, or in connection with, the Offer (other than an application to or a decision or order of ASIC or the Takeovers Panel for the purpose of or in the exercise of the powers and discretions conferred on it by the Corporations Act), which restrains, prohibits or impedes or threatens to restrain, prohibit or impede or may otherwise materially adversely impact upon, the making of the Offer or which requires or purports to require the variation of the terms of the Offer or the completion of any transaction contemplated by AGL's Bidder's Statement (including implementing the intentions expressed in AGL's Bidder's Statement) or seeks to require the divestiture of any Alinta Shares or the divestiture of any assets held by Alinta or AGL or their respective subsidiaries.

5 *No material adverse change*

Between the Announcement Date and the end of the Offer Period:

(a) no event, matter or thing occurs or information is disclosed by Alinta concerning any event, matter or thing which will or is reasonably likely to have a material adverse effect on the assets and liabilities, financial position and performance, profitability or prospects of Alinta and its subsidiaries taken as a whole; or

(b) no event, matter or thing, as described in sub-paragraph (a), which occurred before the Announcement Date but was not apparent from publicly available information before then, becomes public.

6 No material transactions

None of the following events occur during the period from the Announcement Date to the end of the Offer Period:

(a) Alinta or any subsidiary of Alinta acquires, offers to acquire (including without limitation by making takeover offers under Chapter 6 of the Corporations Act) or agrees to acquire one or more companies, businesses, assets or shares (or any interest in one or more companies, businesses, assets or shares) for an amount in aggregate greater than $20 million;

(b) Alinta or any subsidiary of Alinta disposes of, offers to dispose of or agrees to dispose of one or more companies, businesses, assets or shares (or any interest in one or more companies, businesses, assets or shares) for an amount, or in respect of which the book value (as recorded in Alinta's statement of financial position as at 31 December 2005) is, in aggregate, greater than $20 million;

(c) Alinta or any subsidiary of Alinta sells or otherwise disposes of, or grants any right or interest in, any shares issued in the capital of AGL held by Alinta or any subsidiary of Alinta or in which Alinta or any subsidiary of Alinta has a relevant interest as at 22 February 2006, or announces that it has done any such thing;

(d) Alinta or any subsidiary of Alinta enters into, or offers to enter into or agrees to enter into, any agreement, joint venture, asset or profit share, partnership or commitment which would require expenditure, or the foregoing of revenue, by Alinta and/or its subsidiaries of an amount which is, in aggregate, more than $20 million, other than in the ordinary course of business;

(e) Alinta or any subsidiary of Alinta amends its Constitution or the terms of issue of any of its shares, options or other convertible securities;

(f) Alinta or any subsidiary of Alinta declares or pays any dividends (other than in the ordinary course) or other distributions of profits or capital to any Alinta Shareholder;

(g) Alinta or any subsidiary of Alinta does or permits to occur any material act, fact, matter, event or circumstance which is not in the ordinary course of business;

(h) Alinta or any subsidiary of Alinta resolves, announces or undertakes to do any of the things referred to in paragraphs (a) - (d) in concert or in co-operation with any person (whether in partnership or joint venture or otherwise and whether as trustee, principal, agent, shareholder or unitholder or in any other capacity);

(i) Alinta or any subsidiary of Alinta:

    (i) creates or enters into an option in respect of; or

(ii) does or omits to do any thing or act if the act, thing or omission has or is reasonably likely to have the effective of giving a third party (whether subject to conditions or not) partial or total ownership or control of,

any company, business, asset, share, agreement, joint venture, asset or profit share, partnership or commitment which is referred to in paragraphs (a) – (d) above; or

(j) Alinta or any subsidiary of Alinta resolves or announces an intention to do any of the things referred to in paragraphs (a) – (i) above.

7 Market change condition

Before the end of the Offer Period the S&P ASX 200 Index does not fall below 4,500 on any trading day.

8 Change in control

(a) After the Announcement Date and before the end of the Offer Period, no person exercises or purports to exercise, or states an intention to exercise, any rights (including without limitation a right to acquire or require the disposal of an interest in any asset, business, undertaking or shares) under any provision of any agreement or any other instrument to which Alinta or any subsidiary of Alinta is a party, or by or to which Alinta or any subsidiary of Alinta or any of their respective assets may be bound or be subject, which results, or could result, to an extent which is material in the context of Alinta or Alinta and its subsidiaries taken as a whole, in:

(i) any moneys borrowed by Alinta or any subsidiary of Alinta being or becoming repayable or being capable of being declared repayable immediately or earlier than the repayment date stated in such agreement or other instrument;

(ii) any such agreement or other instrument being terminated or modified;

(iii) any action being taken or arising under any such agreement or instrument to acquire or require the disposal of an interest in any asset, business, undertaking or shares owned or controlled by Alinta or any subsidiary of Alinta or in which Alinta or any subsidiary of Alinta has an interest;

(iv) the interest of Alinta or any subsidiary of Alinta in any asset, business, firm, joint venture, trust, corporation or other entity (or any arrangements relating to such interest) being terminated or modified; or

(v) the business of Alinta or any subsidiary of Alinta with any other person being adversely affected,

as a result of the making of the Offers or the acquisition of Alinta Shares by AGL.

(b) After the Announcement Date and before the end of Offer Period Alinta receives, from each person who is entitled to exercise any right under any provision of any material agreement to which Alinta or any subsidiary of Alinta is a party, that entitles the person to terminate or modify the agreement, or take any action pursuant to or in connection with the agreement (including without limitation a right to acquire or require the disposal of an interest in any asset, business, undertaking or shares) as a result of the making of the Offers or the acquisition of Alinta Shares by AGL, an irrevocable and unconditional waiver or release of that right in writing and provides AGL with a copy of that written waiver or release.

(c) After the Announcement Date and before the end of the Offer Period Alinta receives, from each person who is entitled to exercise, under any contract, agreement, arrangement, understanding or other instrument to which Alinta or any subsidiary of Alinta is a party or by which Alinta or any subsidiary of Alinta may be bound or be subject to, any rights of pre-emption or other rights to acquire or require the disposal of any asset, business, undertaking or shares owned or

controlled by AGL or any subsidiary of AGL as a result of the acquisition of Alinta Shares by AGL, an irrevocable and unconditional waiver or release of that right in writing and provides AGL with a copy of that written waiver or release.

9 Equal access to information

At all times during the period from the Announcement Date to the end of the Offer Period, Alinta promptly (and in any event within 2 business days) provides to AGL a copy of all information that is not generally available (within the meaning of the Corporations Act) relating to Alinta or any subsidiary of Alinta or any of their respective businesses or operations that has been provided by Alinta or any subsidiary of Alinta or any of their respective officers, employees, advisers or agents to any person (other than AGL) for the purpose of soliciting, encouraging or facilitating a proposal or offer by that person, or by any other person, in relation to a transaction under which:

(a) any person (together with its associates) may acquire voting power of 10% or more in Alinta or any subsidiary of Alinta (whether by way of takeover bid, compromise or arrangement under Part 5.1 of the Corporations Act, or otherwise);

(b) any person may acquire, directly or indirectly (including by way of joint venture, dual listed company structure or otherwise), any interest in all or a substantial part of the business or assets of Alinta or of any subsidiary of Alinta; or

(c) that person may otherwise acquire control of or merge or amalgamate with Alinta or any subsidiary of Alinta.

10 Demerger Scheme

The Demerger Scheme (as defined in the AGL Demerger Booklet dated 13 February 2006) does not come into effect under section 411(4) and 411(10) of the Corporations Act.

11 No prescribed occurrences

None of the following events happen in the period between the Announcement Date and the end of the Offer Period:

(a) Alinta converting all or any of its shares into a larger or smaller number of shares under section 254H of the Corporations Act;

(b) Alinta or a subsidiary of Alinta resolving to reduce its share capital in any way;

(c) Alinta or a subsidiary of Alinta entering into a buyback agreement or resolving to approve the terms of a buyback agreement under sections 257C(1) or 257D(1) of the Corporations Act;

(d) Alinta or a subsidiary of Alinta making an issue of its shares (other than an issue of shares pursuant to the exercise or conversion of options or other securities which have been issued and notified to ASX prior to the Announcement Date) or granting an option over its shares or agreeing to make such an issue or grant such an option;

(e) Alinta or a subsidiary of Alinta issuing, or agreeing to issue, convertible notes;

(f) Alinta or a subsidiary of Alinta disposing, or agreeing to dispose, of the whole, or a substantial part, of its business or property;

(g) Alinta or a subsidiary of Alinta charging, or agreeing to charge, the whole, or a substantial part, of its business or property;

(h) Alinta or a subsidiary of Alinta resolving that it be wound up;

(i) the appointment of a liquidator or provisional liquidator of Alinta or of a subsidiary of Alinta;

(j) the making of an order by a court for the winding up of Alinta or of a subsidiary of Alinta;

(k) an administrator of Alinta or of a subsidiary of Alinta being appointed under section 436A, 436B or 436C of the Corporations Act;

(l) Alinta or a subsidiary of Alinta executing a deed of company arrangement; or

(m) the appointment of a receiver, receiver and manager, other controller (as defined in the Corporations Act) or similar official in relation to the whole, or a substantial part, of the property of Alinta or of a subsidiary of Alinta.

Annexure 2

Other major assets, not described in the body of the Undertakings, to be held by the Combined Energy Business following the Demerger:

AGL gas fired power generation SA and Vic

AGL Biogas and Landfill WA

AGL Hydro

Loy Yang Power (32.5%)

PNG Upstream Gas (10%)

Sydney CSM Project (50%)

Annexure 3

Other major assets, not described in the body of the Undertakings, to be held by the Combined Infrastructure Business following the Demerger:

Victorian Electricity Distribution Network

ActewAGL Electricity Network (50%)

United Energy Electricity Distribution (34%)

Wind Powered Generation

Alinta Gas Fired Power Generation

AGL WA Cogeneration


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: **COMPANY ANNOUNCEMENTS OFFICE**

DATE: 21/06/2006

TIME: 09:39:02

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9921-2552

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

AGL acquires Qld coal seam gas assets

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Doc ID	Status	Status Date/ Time	Contact	Announcement Title
345407 (254kb)	Delivered	21 Jun 2006 09:33	Jane McAloon	AGL acquires Qld coal seam gas asse
344336 (165kb)	Released	16-Jun-2006 11:15	Jane McAloon	Public Version of AGL Undertaking to /
344329 (42kb)	Released	16-Jun-2006 10:48	Jane McAloon	ASX Update 16 06 06
341315 (1MB)	Released	05-Jun-2006 18:11	Jane McAloon	Notice of Extension of Offer
340607 (4MB)	Released	02-Jun-2006 09:33	Jane McAloon	Annexure B Substantial Shareholder N
340604 (217kb)	Released	02-Jun-2006 09:20	Jane McAloon	Notice of Initial substantial Shareholde
340354 (59kb)	Released	01-Jun-2006 12:29	Jane McAloon	AGL and Alinta announce MIA
340314 (45kb)	Released	01-Jun-2006 10:59	Jane McAloon	MIA discussions to be completed toda
338222 (165kb)	Released	25-May-2006 10:43	Jane McAloon	AGL and CS Energy join forces in Mou
336568 (68kb)	Released	19-May-2006 09:50	Jane McAloon	ASX Statement 19 05 06
335171 (55kb)	Released	15-May-2006 17:11	Jane McAloon	AGL Notice of Completed Despatch fo
334170 (7MB)	Released	11-May-2006 14:38	Jane McAloon	AGL Bidders Statement
333309 (66kb)	Released	09-May-2006 11:15	Jane McAloon	Regulatory certainty for PNG pipeline
332979 (13MB)	Released	08-May-2006 12:24	Jane McAloon	AGL Target Statement 080506
332976 (16kb)	Error(4)*	08-May-2006 12:07	Jane McAloon	ASX Statement 08 05 06
332863 (4MB)	Released	08-May-2006 09:45	Jane McAloon	Letter to Shareholders 08 05 06
332635 (6MB)	Released	05-May-2006 18:17	Jane McAloon	Replacement Bidders Statement mark
332634 (6MB)	Released	05-May-2006 18:17	Jane McAloon	Replacement Bidders Statement clean

(1 to 18 of 343 announcements)

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Copyright © 1996 by Australian Stock Exchange Limited. All rights reserved.
No part of this document may be reproduced, stored in a retrieval system or transmitted in any form or by any means, electronic mechanical, photocop recording or otherwise, without the prior written permission of Australian Stock Exchange Limited.

ISBN: 1 875262 11 3



Tel: +61 2 9921 2999
Fax: +61 2 9921 2552

AGL Centre, 72 Christie Street
St Leonards, 2065 NSW
AUSTRALIA

The Australian Gas Light Company
ABN 95 052 167 405

Locked Bag 1837
St Leonards, 2065 NSW
AUSTRALIA

media release

June 21, 2006

AGL acquires Qld coal seam gas assets

The Australian Gas Light Company (AGL) has increased its presence in the Queensland energy market with the acquisition of a 50 per cent share in Australia's largest single producing coal seam methane (CSM) project – the Moranbah Gas Project (MGP) – from BHP Billiton, for US$68.7 million (approximately A$93 million).

AGL Managing Director Paul Anthony said, "This is a strategic acquisition for AGL providing a strong presence in one of the fastest growing energy markets in Australia. The Moranbah Gas Project will complement AGL's existing interest in the proposed Papua New Guinea (PNG) Gas Project and associated PNG to Queensland gas pipeline, as well as the proposed Townsville Power Station. This project firmly positions AGL to capitalise on the significant growth opportunities offered by the Queensland market, particularly in the Townsville-Gladstone corridor."

The Moranbah Gas Project is forecast to produce about 16 petajoules (PJ) in the 2006 contract year, which represents approximately 12 per cent of the Queensland gas market. Financial close is expected by July to August 2006.

Mr Anthony said the acquisition of the MGP was consistent with AGL's strategy of diversifying its wholesale gas portfolio, which now includes gas sourced from Moomba in South Australia, the Gippsland Basin in Victoria, other CSM sources in Queensland, the Sydney Basin as well as proposed gas from PNG.

"A diversified wholesale gas portfolio is a key element of AGL's integrated energy company strategy and enables AGL to continue to supply competitively priced energy to customers in Eastern Australia. In addition it underpins AGL's entry into the Queensland market particularly when retail gas and electricity markets become contestable post 2007," Mr Anthony added.

The investment is estimated to be EPS decretive by less than 1 cent per share (pre-AGL/Alinta merger) in the year to 30 June 2007. The EPS impact is estimated to improve annually and become accretive during the fifth year of AGL ownership.

The Queensland Government's Special Fiscal and Economic Statement[1] has forecast electricity consumption in Queensland to grow by 8.8 per cent per annum over the next two years. AGL's proposed 370 MW gas-fired Townsville Power Station is expected to contribute to satisfying this projected growth in Northern Queensland, consistent with Government initiatives to enhance opportunities to attract major industry development to the area. Additionally, the Central North Queensland region is slated for significant future industrial developments such as new metals processing industries.

Further enquiries:

Media
Contact: Jane Counsel, Media Relations Manager
Direct: + 61 2 9921 2352
Mobile: + 61 (0) 416 275 273
Email: jcounsel@agl.com.au

Investors
Contact: Graeme Thompson, Head of Investor Relations
Direct: + 61 2 9921 2789
Mobile: + 61 (0) 412 020 711
Email: gthompson@agl.com.au

---

[1] See Queensland Government's Special Fiscal and Economic Statement, released in October 2005.

Attachment A: Map showing location of Moranbah Gas Project


Yabulu
Townsville
Bowen
Mackay
Moranbah Gas Project Area
Enertrade Moranbah-Townsville Pipeline
PL191
Moranbah
PL223
PL196
PLA222
ATP364P
Proposed PNG Gas Pipeline
Proposed Enertrade Moranbah-Gladstone Pipeline
Rockhampton
Gladstone
Rolleston
To Wallumbilla Hub
Moura
AGL
DATE: 20 June 2006
REFERENCE: 1124
SCALE: 1:5,645,452
AGL Gas Development
Moranbah Gas Project Acquisition
0 15 30 60 90 120 Kilometers
Legend
Towns
Permit Owners
Gas Pipelines
BHP Coal
Gas
CH4
Proposed
CH4-BHP Coal MGP JV

Attachment B: Acquisition Fact Sheet

Interests to be acquired by AGL

- BHP Billiton's 50% interest in the MGP joint venture operating agreement and associated gas sale contracts. The MGP is currently covered by petroleum leases PL 191, PL 196 and PLA 222. A wholly-owned subsidiary of CH4 Gas Limited (CH4) is operator.
- BHP Billiton's 99% interest in ATP 364P, an exploration joint venture covering 6,150 km^2, and all BHP Billiton's rights under a 50-year Project Agreement[2] with CH4.
- Under the Project Agreement, exclusive rights to explore for CSM within ATP 364P have been granted to CH4. On completion, AGL will be entitled to a 5% override royalty on CH4's gas sales from current and future petroleum leases within ATP 364P. AGL will also be entitled to participate up to a maximum of 50% interest in any project developed by CH4 by contributing its share of costs.

Rationale for investment

- Delivers an investment in CSM reserves and production at a competitive price. While the majority of the 2P reserves are contracted, reserves growth is possible from the surrounding ATP which lies within the Bowen Basin, one of Australia's most prolific coal basins.
- Provides a gas resource that AGL considers to be complementary with its investment in the upstream PNG Gas Project and its investment in the PNG to Queensland gas pipeline being developed by the AGL-Petronas Consortium. Complementary aspects of MGP gas could include the supply of Townsville and/or Gladstone (and further south) markets ahead of the arrival of PNG gas, as well as enhancing security of supply after PNG gas arrives.
- Further diversifies AGL's wholesale gas portfolio, strengthens AGL's position in the eastern Australia energy market and secures AGL's first upstream equity gas supplies in the fast-growing Queensland energy market as it opens to full retail contestability. MGP gas is ideally located in the Townsville-Gladstone energy corridor, and should reserves grow from current levels, could provide the joint venture with opportunities to supply additional gas contracts at competitive prices.

Acquisition price

- The agreed acquisition price is US$68.7 million, as at the effective date of the transaction of 1 January 2006. This is equivalent to approximately A$93 million.
- Revenue and cost adjustments from the effective date will correct the final acquisition price at financial close, estimated to occur by July to August 2006. A further amount may become payable to BHP Billiton should AGL acquire additional interests in the sale assets within a 12-month period.
- The acquisition price is A$0.49/GJ of proved plus probable (2P) reserves. This compares favourably against recent CSM transactions[3], as illustrated in the following table.

Announced	Acquirer	Projects	Reserve value (A$/GJ)
February 2002	Origin Energy[4]	Fairview and Durham	0.27
July 2002	Origin Energy[5]	Fairview and Durham	0.26
September 2003	Origin Energy[6]	Fairview, Durham, Peat and Dawson Valley	0.68
July 2005	Santos[7]	Fairview	0.42
September 2005	Anglo/Mitsui[8]	Moura	0.43
September 2005	Beach Petroleum[9]	Tipton West	0.71
February 2006	Origin Energy[10]	Argyle and Lauren	0.60

2 50-year term commenced in May 2000.

3 Queensland transactions greater than A$20 million.

4 Transfield and Tri-Star transaction (A$49.2 million/180 PJ).

5 Clovelly, Drew, et al transaction (A$44 million/170 PJ).

6 13% premium to high end of Grant Samuel asset valuation range paid for OCA minorities (A$322 million/471 PJ).

7 Tipperary transaction (A$0.45/mcfe), converted at 1.06 GJ/mcfe per Santos's conversion calculator. Revised reserves reported by Santos as at 31 December 2005 (142.6 mmboe), adjusted for production from July 2005 (3.5 PJ assumed), suggests a value A$0.73/GJ (A$612 million/833 PJ).

8 Origin Energy transaction (A$22 million/51.5 PJ).

9 Arrow development funding transaction (A$35 million/49.6 PJ).

10 Pangaea transaction (A$70 million/117 PJ).

Attachment B: Acquisition Fact Sheet (continued)

Financial forecasts

- AGL's investment will be 100% debt funded from existing facilities and is estimated to lift AGL's gearing by 0.7% (pre-AGL/Alinta merger).
- The investment is estimated to be EPS decretive by less than 1 cent per share (pre-AGL/Alinta merger) in the year to 30 June 2007. The EPS impact is estimated to improve annually and become accretive during the fifth year of AGL ownership.
- The investment is estimated to be operating cash flow accretive (after financing costs and tax) from day one, starting at about 1.5 cents per share (pre-AGL/Alinta merger) in the year to 30 June 2007 and growing thereafter.

Reserves

- The operator (CH4) reported 2P CSM reserves of 382 PJ (100% interest) as at 30 June 2005. After correcting for production, reserves of 376 PJ (100% interest) are estimated as at 31 December 2005.

Sales volumes

- MGP gas production was about 45 TJ per day (100% interest) at the end of March 2006.
- Total contract sales to Enertrade and Ergon are forecast to ramp up to a level in excess of 20 PJ per annum (100% interest) in 2008, with contracts running out to 2020.
- AGL's share of MGP gas sales are forecast at 8.1 PJ for the year to 30 June 2007 and at 9.9 PJ for the year to 30 June 2008.

Capital and operating expenditure

- AGL estimates its share of development capex will average about A$11-16 million per annum over the first four years of its investment, depending on the timing of capture of additional gas markets.
- No exploration capex is forecast as CH4 has been granted exclusive rights to explore for CSM in the area.
- AGL estimates its share of production opex, including government royalty and net of override royalty income, will grow modestly and average about A$6 million per annum over the first four years of its investment.


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 22/06/2006

TIME: 09:59:28

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9921-2552

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Merger Update

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.



Fax: +61 2 9921 2552
ABN 95 052 167 405

AGL Centre, 72 Christie Street
St Leonards, 2065 NSW
AUSTRALIA

Locked Bag 1837
St Leonards, 2065 NSW
AUSTRALIA

media release

June 22, 2006

ASX Statement

The Australian Gas Light Company (AGL) confirmed today that AGL and Alinta executed the remaining documents consistent with the requirements of clause 28.1 of the Merger Implementation Agreement (MIA).

Both companies are now focussed on completing all remaining steps to allow Shareholders to consider the transaction at Shareholder General Meetings anticipated for September/October 2006.

Full documentation for the General Meetings is expected to be provided to AGL and Alinta Shareholders in August/September 2006.

For more information

For AGL:
Media
Contact: Jane Counsel, Media Relations Manager
Direct: + 61 2 9921 2352
Mobile: + 61 (0) 416 275 273
email: jcounsel@agl.com.au

Sue Cato, Cato Counsel
Direct: + 61 (0) 419 282 319

Investors
Contact: Graeme Thompson, Head of Investor Relations
Direct: + 61 2 9921 2789
Mobile: + 61 (0) 412 020 711
email: gthompson@agl.com.au


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 27/06/2006

TIME: 09:53:53

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9921-2552

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Becoming a substantial holder for ALN

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.



Tel: +61 2 9921 2999
Fax: +61 2 9921 2552

AGL Centre, 72 Christie Street
St Leonards, 2065 NSW
AUSTRALIA

The Australian Gas Light Company
ABN 95 052 167 405

Locked Bag 1837
St Leonards, 2065 NSW
AUSTRALIA

27 June 2006

To: Company Announcements Office
ASX

By: Electronic Lodgement

Notice of Initial Substantial Holder

In accordance with section 671B of the Corporations Act, The Australian Gas Light Company hereby provides the attached notice of initial substantial holder.

Yours faithfully
The Australian Gas Light Company

Jane McAloon
Company Secretary

Form 603

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To Company Name/Scheme Alinta Limited (Alinta)

ACN/ARSN 087 857 001

1. Details of substantial holder (1)

Name The Australian Gas Light Company (AGL)

ACN/ARSN (if applicable) 052 167 405

This notice is given by AGL on behalf of itself and each of its controlled bodies corporate (**AGL Subsidiaries**) named in Annexure A to this notice.

The holder became a substantial holder on 28 June 2006

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities (4)	Number of securities	Person's votes (5)	Voting power (6)
Ordinary shares in Alinta (**Alinta Ordinary Shares**)	2,638,910	2,638,910	1.00%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest (7)	Class and number of securities
AGL	AGL has a relevant interest in the Alinta Ordinary Shares in respect of which it has received acceptances of its takeover offers dated 11 May 2006 as varied in accordance with the Corporations Act (**Offers**).	2,638,910 Alinta Ordinary Shares
Each AGL Subsidiary	Each AGL Subsidiary is a substantial holder because of the relevant interest that its associate, AGL, has in Alinta Ordinary Shares.	2,638,910 Alinta Ordinary Shares

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Class and number of securities
AGL	Alinta shareholders who have accepted the Offers	AGL	2,638,910 Alinta Ordinary Shares

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration (9)		Class and number of securities
		Cash	Non-cash	
AGL	See Annexure B	Nil	The consideration payable under the Offers.	See Annexure B

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Each of the AGL Subsidiaries	Body corporate controlled by the substantial holder, AGL

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
AGL and the AGL Subsidiaries	72 Christie Street, St Leonards, New South Wales, 2065

Signature

print name Jane McAloon capacity Company Secretary

sign here

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form.

(2) See the definition of 'associate' in section 9 of the Corporations Act 2001.

(3) See the definition of 'relevant interest' in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The total number of votes attached to all the voting shares in the company or voting interests in the scheme (if any) that the person or an associate has a relevant interest in.

(6) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(7) Include details of:

(a) any relevant agreement or other circumstances by which the relevant interest was acquired. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of 'relevant agreement' in section 9 of the Corporations Act 2001.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write 'unknown'.

(9) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

This is Annexure A of three pages referred to in Form 603, Notice of Initial Substantial Holder

Dated 27 June 2006

Signed

Name Jane McAloon
Company Secretary
The Australian Gas Light Company

Company Name	**ABN**
Agility Management Pty Limited	ABN 53 086 013 461
Agility Services Pty Limited	ABN 86 009 641 187
Agility Team Build Pty Limited	ABN 37 081 638 217
AGL ACT Retail Investments Pty Limited	ABN 53 093 631 586
AGL (Cawse) Power Pty Limited	ABN 89 083 692 611
AGL COMindico Pty Limited	ABN 40 093 878 669
AGL Corporate Services Pty Limited	ABN 98 093 015 724
AGL Electricity Limited	ABN 82 064 651 083
AGL Electricity (VIC) Pty Limited	ABN 62 070 182 099
AGL Energy Limited	ABN 74 115 061 375
AGL Energy Sales & Marketing Limited	ABN 18 076 092 067
AGL Energy Services Pty Limited	ABN 57 074 821 720
AGL Executive Officers Superannuation Pty. Ltd.	ABN 63 064 893 652
AGL Finance Pty. Limited	ABN 61 003 376 529
AGL Foundation Nominees Pty Limited	ABN 19 003 620 022
AGL Gas Company (ACT) Pty Limited	ABN 24 008 552 663
AGL Gas Developments (Hunter) Pty Limited	ABN 32 073 928 631
AGL Gas Developments (PNG) Pty Limited	ABN 37 001 389 939
AGL Gas Developments (Sydney) Pty Limited	ABN 64 086 013 505
AGL Gas Networks Limited	ABN 87 003 004 322
AGL Gas Production (Camden) Pty Limited	ABN 58 115 063 744
AGL Gas Trading Pty. Limited	ABN 70 068 827 038
AGL HP1 Pty Limited	ABN 86 080 429 901
AGL HP2 Pty Limited	ABN 75 080 810 546
AGL HP3 Pty Limited	ABN 22 080 735 815
AGL Hydro Maintenance Services Pty Limited	ABN 42 084 668 093
AGL Hydro Operations Pty Limited	ABN 21 080 797 824
AGL Investments Pty. Limited	ABN 73 057 669 744
AGL NZ Investments Pty. Limited	ABN 36 065 981 302
AGL Pipelines Investments Pty Limited	ABN 86 091 258 418
AGL Pipelines Investments (QLD) Pty Limited	ABN 98 091 258 472
AGL Power Generation Pty. Limited	ABN 22 068 827 654

AGL Power Generation (Brown Hill) Pty Limited	ABN 96 110 080 325
AGL Power Generation (Mid West) Pty Limited	ABN 81 085 449 092
AGL Power Generation (NSW) Pty Limited	ABN 11 118 099 451

AGL Power Generation (QLD) Pty Limited	ABN 85 119 438 756
AGL Power Generation (SA) Pty Limited	ABN 68 086 013 523
AGL Power Generation (Victoria) Pty Limited	ABN 45 086 586 192
AGL Retail Energy Limited	ABN 21 074 839 464
AGL Sales Pty Limited	ABN 88 090 538 337
AGL Service Businesses Pty Limited	ABN 59 090 855 306
AGL (SHL) Pty Limited	ABN 39 116 830 285
AGL South Australia Pty Limited	ABN 49 091 105 092
AGL Southern Hydro Holdings Pty Limited	ABN 78 104 646 424
AGL Southern Hydro Investments Pty Ltd	ABN 98 104 071 829
AGL Southern Hydro Pty Limited	ABN 89 088 976 327
AGL Southern Hydro (NSW) Pty Limited	ABN 73 056 452 601
AGL Superannuation & Benefits Pty. Ltd.	ABN 54 064 796 854
AGL Technology Commerce Pty. Limited	ABN 55 092 740 531
AGL TransACT Pty Limited	ABN 43 092 731 130
AGL Utility Services Pty Limited	ABN 72 081 834 826
AGL Wholesale Gas Limited	ABN 26 072 948 504
AGL Wholesale Gas (SA) Pty Limited	ABN 13 094 384 291
Crofton Investments Pty. Ltd.	ABN 60 010 813 939
Dingo Blue Pty Ltd	ABN 26 086 565 862
Dingo Blue Services Pty Ltd	ABN 43 086 565 997
Dollar Wind Farm Pty Limited	ABN 56 107 251 285
Dual Fuel Systems Pty. Limited	ABN 58 001 499 314
EdgeCap Pty Limited	ABN 11 091 369 014
Essential Energy Services Pty Ltd	ABN 58 090 072 889
Goodacre Development Pty. Limited	ABN 67 008 412 262
H C Extractions Pty Limited	ABN 70 002 945 655
International Oil Proprietary Ltd.	ABN 95 050 410 056
Macarthur Wind Farm Pty Ltd	ABN 19 106 134 507
Navham Pty. Limited	ABN 62 003 738 172
Porta-Gas Pty. Limited	ABN 94 008 400 217
Radius Operations Pty Limited	ABN 82 095 545 752
The North Shore Gas Company Pty Limited	ABN 13 000 000 957
Victorian Energy Pty Limited	ABN 97 069 892 379
Wattle Point Wind Farm Pty Ltd	ABN 34 101 023 447

Company Name	**Company Number/Registered In**
AGL Chile Operations S.A.	N/A (Chile)
AGL International	76753 (Cayman Islands)
AGL NZ Energy Limited	WN/950607 (New Zealand)
AGL NZ Holdings Limited	AK/1006208 (New Zealand)
AGL NZ Limited	AK/561051 (New Zealand)
AGL NZ Management Limited	AK/561053 (New Zealand)
Empresa de Gas de la V Región S.A. (GasValpo)	N/A (Chile)
Inversiones AGL Chile Limitada	N/A (Chile)
Tauranga Civic Holdings Limited	HN/564670 (New Zealand)

This is Annexure B of 1 page referred to in Form 603, Notice of Initial Substantial Holder

Dated 27 June 2006

Signed

Name Jane McAloon
Company Secretary
The Australian Gas Light Company

Date of acquisition	Number of Alinta Ordinary Shares
15/05/2006	4,719
16/05/2006	26,628
17/05/2006	19,227
18/05/2006	113,505
19/05/2006	95,440
22/05/2006	269,280
23/05/2006	204,808
24/05/2006	237,088
25/05/2006	226,384
26/05/2006	101,215
29/05/2006	193,498
30/05/2006	89,631
31/05/2006	72,863
01/06/2006	58,041
02/06/2006	78,058
05/06/2006	53,981
06/06/2006	66,517
07/06/2006	238,462
08/06/2006	32,470
09/06/2006	93,487
13/06/2006	41,689
14/06/2006	12,890
15/06/2006	5,592
16/06/2006	7,509
19/06/2006	3,644
20/06/2006	277,161
21/06/2006	4,944
22/06/2006	857
23/06/2006	8,667
26/06/2006	11,839
TOTAL:	**2,638,910**


SEC MAIL PROCESSING
RECEIVED
JUL 1 0 2006
WASH, D.C.
213
SECTION


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 28/06/2006

TIME: 08:48:56

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9921-2552

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

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CEO Presentation to UBS Utilities Conference

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AGL

AGL Energy

A Focus on Future Value Creation

Paul Anthony
Managing Director & CEO

UBS 7th Australasian Utilities Conference
28 June 2006

AG

Disclaimer

The information in this presentation:

- is not an offer or recommendation to purchase or subscribe for securities in The Australian Gas Light Company or to retain any securities currently held
- does not take into account the potential and current individual investment objectives or the financial situation of investors
- was prepared with due care and attention and is current at the date of the presentation

Actual results may materially vary positively or negatively from any forecasts (where applicable) in this presentation. Before making or varying any investment in securities in The Australian Gas Light Company, all investors should consider the appropriateness of that investment in light of their individual investment objectives and financial situation and should seek their own independent professional advice.

Agenda



- AGL/Alinta – merger update
- AGL Energy post transaction
- Generation
- Upstream Gas
  - Contracting v Equity equation
- PNG Project Update
- Summary
  - Energy Supply Chain – value proposition
- Appendices

AGL/Alinta – Merger Update

- Achieved superior outcome to original AGL demerger plans
- Key milestones to date:
  - 26 April: Heads of Agreement executed
  - 1 June: Merger Implementation Agreement executed
  - 22 June: Remaining key Deeds (Relationship, Regulatory & Transaction) executed
- Scheme documentation anticipated for August/September
- Shareholder General Meetings anticipated for September/October
- AGL Energy anticipated to trade as separate entity during October

AG

Market Positioning – Post Transaction


AGL

- Pure play, focused energy company
- Australia's largest retail customer base


AGL Energy*
Origin Energy
EnergyAustralia
Energex
TRUEnergy
Integral Energy
3.0m
3.5m

- Substantial and growing upstream portfolio
- Substantial and identified pipeline of growth opportunities
- Well positioned to create a world class integrated energy company:
  - Capturing value and further opportunities across the dual energy supply chains
  - Leveraging economies of scale/extracting cost efficiencies

*3 million includes AGL and ActewAGL customer accounts. Post 33% AGL/Alinta transaction~3.5m customer accounts.

AGL Energy Business Composition– Post Transaction

Retail ~ 3.5 million customer accounts	Wholesale Electricity ~ 1,700 equity MW	Wholesale Gas ~ 3,785 contracted PJ	
Existing businesses and assets			
Energy retailer and supplier	**Wholesale electricity contract portfolio**	**Wholesale gas contract portfolio**	
ActewAGL retail business (50%)	**Gas-fired power generation**	**PNG Upstream Gas Project**	
Elgas (50%)	**Renewable power generation**	**Sydney CSM Project**	
AlintaAGL – WA Retail Business (33%)	**Loy Yang Power** (32.5%)	**Moranbah CSM Project**	
		LPG production	
Identified development and growth opportunities			
Organic growth	**Gas-fired power generation**	**PNG Upstream Gas Project**	**PNG Australian Pipeline**
Queensland mass market	**Renewable power generation – hydro**	**Sydney CSM Project**	
AlintaAGL-WA Retail Business (67%)	**Renewable power generation – wind**	**Moranbah CSM Project**	
Other markets	***Expansion of ~2,200 MW in total under consideration***	***Expanding upstream equity gas position***	

Financial Overview – Post Transaction


AGL

- Following effective AGL Energy re-gearing post Alinta 19.9% shareholding adjustment / cancellation
  - Indicative AGL Energy net debt ~$1.7 billion
  - Indicative AGL Energy gearing* ~35%
- Currently finalising S&P rating outcome
  - Anticipate maintaining BBB flat rating
    - Commensurate with integrated energy portfolio
- Anticipate future equity raising to meet growth opportunities and maintain target rating
  - Re-introduction of DRP
    - Potential DRP underwriting
  - Reviewing hybrid instrument opportunities
- AGL continues on track to deliver Target Statement FY06 earnings & EPS guidance
  - NPAT: ~$408m/EPS: ~89.5cps – reconfirm 36.5cps fully franked final dividend
    - FY06 results scheduled for release 24 August 2006

* Net debt / net debt + equity (on book value basis).

Power Generation – Development Projects


AGL

- National growth opportunities of considerable scale – focus on peaking capacity
  - ~ 2,200 MW generation expansion under review

Key:
Hydro
Gas
Brown coal
Cogeneration
Landfill and biogas
Post AGL/Alinta transaction
New Wind Farm
New Hydro
New Gas Fired
Bluff 45 MW1
Hallett 95 MW
Hallett 250 MW1
Mica Creek JDA 100 MW1
Townsville 370 MW1
Leafs Gully 300 MW1 (stage one)
WA Cogeneration 2 x 140MW* - 33%
NSW Hydro 52.5 MW
Hallett 180 MW
Victorian Hydro 592.7 MW
Bairnsdale 94 MW* (dispatch control/no equity)
Somerton 150 MW
Loy Yang A 2,120 MW (32.5%)
West Kiewa 12 MW1
Bogong 130 MW1
Macarthur 330 MW1
Dollar 79 MW1
Total 14 MW in Vic, NSW, Tas and WA
Total 9 MW in Vic and SA

[1] Financial viability continues to be assessed



Mica Creek Power Station – Mount Isa

AGL

- AGL & CS Energy Joint Development Agreement (JDA)
- Investigate upgrade to existing 325MW gas fired power station
  - Potential 70-100MW additional capacity
  - Estimated cost of $150-200m
- Joint funding and equity arrangements
- AGL to take lead role in providing long term gas supply post 2010
- Secures further platform in fast growing Queensland market
  - Numerous major resource projects under construction or consideration in surrounding Mt Isa region



AGL's Diversified & Flexible Gas Portfolio

AGL



PNG
1500 PJ
AlintaAGL
(Carnarvon
Basin)
Moranbah
CSM
50% Equity
Cooper
Basin
605 PJ
Surat CSM
335 PJ
Sydney CSM
50% Equity
Sydney CSM
14.5 PJ
Gippsland
1200 PJ
Contract Gas
(remaining under contract)
Equity Gas

Upstream Equity & Contracting Equation

AGL



Risk Mitigation
Profit Maximisation

- Prudent portfolio management requires balance between equity and contract gas & electricity positions
  - Mitigates risk of being caught in 'Commodity Price Trap'
    - Centrica (UK) - gas
    - California - electricity
  - Captures 'profit pool' as it moves from retailer/wholesaler to upstream equity supplier
- Existing AGL gas & electricity portfolio well structured and flexible
  - Gas: long term target of 1/3rd portfolio via equity gas
  - Electricity: existing plus development opportunities approach 50% load target

Moranbah Gas Project (MGP)

- 50% acquisition of MGP from BHP Coal
  - Price US$68.7m (~A$93m)
  - Financial close ~July/August 2006
- Strategically
  - First upstream equity gas in fast-growing Queensland market
  - Strengthens supply position in Eastern Australia energy market
  - Diversifies wholesale gas portfolio
  - Delivers future portfolio optionality
  - No exploration risk
- MGP is largest single producing CSM project in Australia
  - ~16 PJ sales in 2006 (100%)
  - ~12% of Queensland gas market
  - Ideally located in Townsville to Gladstone high growth corridor
  - Complements PNG Gas Project



Yabulu
Townsville
Bowen
Mackay
Moranbah Gas Project Area
Enertrade Moranbah-Townsville Pipeline
PL191
Moranbah
PL228
PL196
PLA222
ATP364P
Proposed PNG Gas Pipeline
Proposed Enertrade Moranbah-Gladstone Pipeline
Rockhampton
Gladstone
Rolleston
To Wallumbilla Hub
Moura
AGL
AGL Gas Development
Moranbah Gas Project Acquisition
SCALE: 1:5,645,452
Legend
Towns
Gas Pipelines
Gas
Proposed
Permit Owners
BHP Coal
CH4
CH4-BHP Coal MGP JV

PNG Project Update


AGL

- Focus on maximising value and optionality
  - Upstream: realise liquids & gas value
  - Midstream: develop fastest route to market
  - Downstream: secure competitive long term gas supplies & optionality for gas generation projects
- Size of AGL investment in pipeline under review
  - Revised focus on delivery not long term ownership
  - Still firming foundation loads, route under review
  - Positive regulatory outcomes
  - Most recent estimates of construction cost for original route AUS$3.5 - $4.0 billion
  - FEED costs & budget to be revised with longer development timeframe
  - PNG Producers indicate project sanction scheduled for 2H 2006, financial close to follow.
- Significant upside given modest AGL investment risked to date


W GUINEA
Torres Strait
Cape
Bamaga
Weip
Cooktown
Cairns
Townsville
Existing Enertrade Pipeline
Moranbah
Potential Enertrade extension from Moranbah to Gladstone
Brisbane
Moomba
SOUTH AUSTRAL A

AGL's Value Proposition

AGL



Upstream Equity Gas
Contract Gas
Diversity of MDQ Contracts
Gas Storage
Diversity of Haulage Contracts
Exacting value across duel supply chains gas/electicity
Fuel Contracts
Thermal Fuel Generation
Renewable Generation
Power Purchase Agreements
Complex Hedge Products & Trading
Wholesale & Retail Gas & Electricity Customers

Extracting value across the entire supply chains and exploiting least cost to serve mass retail market

Summary


AGL

- AGL/Alinta merger
  - AGL achieved superior outcome to its original demerger plans
  - Targeting respective scheme meetings September/October
- AGL Energy well positioned forward
  - Solid, established existing business with considerable cost out opportunities
  - Strong portfolio of identified growth opportunities
  - Appropriate financial structure for re-focussed business model
- Building a diversified & flexible upstream portfolio
  - Targeting appropriate balance of contract and equity positions in generation and upstream equity gas
- PNG Project
  - Focus on project delivery not long term pipeline ownership
  - Overriding strategy is to maximise considerable value potential
- AGL Energy well positioned across dual-fuel energy supply chain to extract and enhance shareholder value forward


AGL

AGL Energy

A Focus on Future Value Creation

Paul Anthony
Managing Director & CEO

UBS 7th Australasian Utilities Conference
28 June 2006


AGL

Appendices

AGL Energy Business Composition– Post Transaction

	Retail	Wholesale Electricity	Wholesale Gas	Gas Transmission Pipeline
Existing businesses and assets	**Energy retailer and supplier** - gas and electricity - NSW, Victoria, South Australia and Queensland - AGL Energy Shops franchise - AGL Assist appliance service **ActewAGL retail business** (50%) - gas and electricity in ACT and surrounds **Elgas** (50%) - LPG distributor across eastern Australia **AlintaAGL – WA Retail Business** (33%) - WA gas and electricity	**Wholesale electricity contract portfolio** - NSW, Victoria, South Australia and Queensland **Gas-fired power generation** - Hallett (SA) 180 MW - Somerton (Vic) 150 MW - cogeneration **Renewable power generation** - Victorian hydro assets 587 MW - NSW hydro assets 59 MW - landfill gas and biogas generation **Loy Yang Power** (32.5%) - Victorian 2,120 MW coal-fired generator and coal mine	**Wholesale gas contract portfolio** - multiple supply sources - wholesale trading **PNG Upstream Gas Project** - 10% interest in gas reserves - interest in oil reserves **Sydney CSM Project** - 50% interest in gas reserves - operatorship of Camden Project **Moranbah CSM Project** - 50% share in Australia's largest *single producing CSM asset* **LPG production** - HC Extractions, Kurnell (NSW)	
Identified development and growth opportunities	Organic growth - within existing markets - dual fuel accounts Queensland mass market - entry with full retail contestability in July 2007 AlintaAGL-WA Retail Business (33%) - options to acquire the remaining 67% of WA Retail Business Other markets - potential entry to Tasmanian market	**Gas-fired power generation** - Hallett expansion (SA) 250 MW - Townsville (Qld) 370 MW - Leafs Gully stage 1 (NSW) 300 MW - Leafs Gully stage 2 (NSW) 500 MW **Renewable power generation – hydro** - West Kiewa (Vic) 12 MW - Bogong (Vic) 130 MW **Renewable power generation – wind** (commercial development) - Hallett (SA) 95 MW - Bluff (SA) 45 MW - Dollar (Vic) 79 MW - Macarthur (Vic) 330 MW **Mica Creek (Qld) 325MW** - JDA with CS Energy for 70-100MW expansion	**PNG Upstream Gas Project** - existing project development **Sydney CSM Project** - Camden and Hunter Valley (NSW) **Moranbah CSM Project** - Bowen Basin (Qld)	**PNG Australian Pipeline** - project development

Contracted Gas Portfolio Flexibility



Supply Source	Counterparty(ies)	Approx Remaining Quantities(PJ)	Termination Date
Cooper Basin	South Australian & South West Queensland Cooper Basin Producers	605	Various agreements, terminating end of 2006, 2011 and 2016
Surat Basin	Origin Energy	335	May 2020
Gippsland Basin	Gascor, Esso/BHPB	1,200	Two agreements, terminating 2009 (Gascor) and end of 2017
Sydney Basin	Sydney Gas Limited/AGL	145	2015
PNG	Oil Search, AGL, Exxon Mobil, MRDC, Nippon Oil Exploration Ltd	1,500	2028
		3,785	

- Diversified contract portfolio characterised by:
  - Delivery point flexibility
  - Peak demand flexibility
  - 'Take-or-Pay' and annual quantity flexibility
  - Differing durations
  - Market reviews to ensure ongoing competitiveness

Further Information & Contacts

A full range of information on AGL including annual reports, presentations and financial results is available from our website: www.agl.com.au

alternatively, contact

Graeme Thompson
Head of Investor Relations
The Australian Gas Light Company
phone: +61 2 9921 2789
mobile: +61 (0) 412 020 711
e-mail: gthompson@agl.com.au